Form 10-K, Exhibit 13
period 2000-10-31
FLUOR CORP
filed 2001-01-29
CIK 1124198

                                                                      EXHIBIT 13

FLUOR CORPORATION 2000 ANNUAL REPORT

FLUOR DANIEL OPERATING STATISTICS


     Year ended October 31, (in millions)                    2000         1999        1998
     ------------------------------------                  -------      -------      -------
     Revenues                                               $ 6,998      $ 8,403     $ 9,736
     Customer-furnished material included in revenues         2,009        3,125       3,916
     Work performed                                         $ 6,998      $ 8,403     $ 9,736
     Gross margin percent                                       5.1%         5.7%        4.8%
     Operating profit                                       $   128      $   160     $   161
     New awards                                             $ 6,075      $ 4,757     $ 8,173
     New awards gross margin percent                            6.9%         7.2%        6.0%
     Backlog                                                $ 6,730      $ 6,770     $10,403
     Backlog gross margin percent                               6.1%         4.6%        4.0%
     Salaried employees                                      12,347       18,147      24,060

Backlog by Strategic Business Unit (SBU)

                                                          2000                    1999                   1998
     Year ended October 31, (in millions)         Dollars      Percent    Dollars      Percent    Dollars     Percent
     ------------------------------------         -------      -------    -------      -------    -------     -------
     Energy & Chemicals                           $ 4,356           65%   $ 4,124           60%  $  5,752          55%
     Manufacturing & Life Sciences                  1,078           16%     1,592           24%     2,261          22%
     Mining                                           964           14%       658           10%     1,890          18%
     Infrastructure                                   332            5%       396            6%       500           5%
                                                  -------          ---    -------          ---   --------         ---
    Total backlog                                 $ 6,730          100%   $ 6,770          100%  $ 10,403         100%
                                                  =======          ===    =======          ===   ========         ===

Backlog by Region


                                                          2000                    1999                   1998
     Year ended October 31, (in millions)         Dollars      Percent    Dollars      Percent    Dollars     Percent
     ------------------------------------         -------      -------    -------      -------    -------     -------
     United States                                $ 2,968           44%   $ 2,870           42%  $  3,942          38%
     Asia Pacific (includes Australia)                526            8%       780           12%     2,018          19%
     EAME*                                            448            7%     1,062           16%     2,003          19%
     Americas                                       2,788           41%     2,058           30%     2,440          24%
                                                  -------          ---    -------          ---   --------         ---
    Total backlog                                 $ 6,730          100%   $ 6,770          100%  $ 10,403         100%
                                                  =======          ===    =======          ===   ========         ===

____________
* EAME represents Europe, Africa and the Middle East.

FLUOR GLOBAL SERVICES OPERATING STATISTICS

     Year ended October 31, (in millions)                    2000         1999        1998
     ------------------------------------                  -------      -------     -------
     Revenues                                              $ 2,953      $ 2,931     $ 2,641
     Work performed                                        $ 2,232      $ 2,055     $ 1,857
     Gross margin percent                                      9.9%         9.4%       11.2%
     Operating profit                                      $    77      $    92     $    81
     New awards                                            $ 3,569      $ 2,032     $ 1,819
     New awards gross margin percent                           6.8%         7.8%        7.6%
     Backlog                                               $ 3,282      $ 2,372     $ 2,242
     Backlog gross margin percent                              6.3%         6.1%        6.4%
     Salaried employees                                      7,563        6,011       5,554

Backlog by Strategic Business Unit (SBU)


                                                          2000                    1999                   1998
     Year ended October 31, (in millions)         Dollars      Percent    Dollars      Percent    Dollars     Percent
     ------------------------------------         -------      -------    -------      -------    -------     -------
     Operations & Maintenance                     $ 1,571           48%   $ 1,127           48%   $ 1,217          54%
     Telecommunications                               946           29%       525           22%       135           6%
     Fluor Federal Services                           765           23%       710           30%       781          35%
     Consulting Services and Other                     --           --%        10           --%       109           5%
                                                  -------          ---    -------          ---   --------         ---
    Total backlog                                 $ 3,282          100%   $ 2,372          100%   $ 2,242         100%
                                                  =======          ===    =======          ===    =======         ===

Backlog by Region


                                                          2000                    1999                   1998
     Year ended October 31, (in millions)         Dollars      Percent    Dollars      Percent    Dollars     Percent
     ------------------------------------         -------      -------    -------      -------    -------     -------
     United States                                $ 2,712           83%   $ 2,137           90%   $ 1,979          88%
     Asia Pacific (includes Australia)                156            5%       218            9%       243          11%
     EAME*                                            414           12%        12            1%         9           0%
     Americas                                           0            0%         5            0%        11           1%
                                                  -------          ---    -------          ---    -------         ---
    Total backlog                                 $ 3,282          100%   $ 2,372          100%   $ 2,242         100%
                                                  =======          ===    =======          ===    =======         ===

____________
* EAME represents Europe, Africa and the Middle East.

Selected Financial Data

                                                           2000            1999            1998           1997           1996
------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)
Consolidated Operating Results

Revenues                                             $  9,970.2     $  11,334.4     $  12,377.5     $ 13,217.5     $ 10,054.4
Earnings from continuing operations before taxes          142.2            76.6           222.7          119.4          280.4
Earnings from continuing operations, net                   99.8            26.7           135.9           50.5          173.4
Discontinued operations, net                               24.1            77.5            99.4           95.7           94.7
Net earnings                                              123.9           104.2           235.3          146.2          268.1
Basic earnings per share
   Continuing operations                                   1.33            0.35            1.73           0.61           2.10
   Discontinued operations                                 0.32            1.03            1.26           1.15           1.14
------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                   1.65            1.38            2.99           1.76           3.24
Diluted earnings per share
   Continuing operations                                   1.31            0.35            1.72           0.60           2.08
   Discontinued operations                                 0.31            1.02            1.25           1.15           1.13
------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                           $     1.62     $      1.37     $      2.97     $     1.75     $     3.21
Return on average shareholders' equity                      7.7%            6.8%           14.5%           8.7%          17.4%
Cash dividends per common share                      $     1.00     $      0.80     $      0.80     $     0.76     $     0.68

Consolidated Financial Position

Current assets                                       $  1,447.8     $   1,910.2     $   2,277.2     $  2,213.4     $  1,796.8
Current liabilities                                     1,620.4         2,204.3         2,495.6        1,978.2        1,645.5
------------------------------------------------------------------------------------------------------------------------------
Working capital                                          (172.6)         (294.1)         (218.4)         235.2          151.3
Net assets of discontinued operations                     866.2              --              --             --             --
Property, plant and equipment, net                        756.8         2,223.0         2,147.3        1,938.8        1,677.7
Total assets                                            3,652.7         4,886.1         5,019.2        4,685.3        3,951.7
Capitalization
   Short-term debt*                                       253.5           247.9           430.7           88.8           67.2
   Long-term debt                                          17.6           317.5           300.4          300.5            3.0
   Shareholders' equity                                 1,609.2         1,581.4         1,525.6        1,741.1        1,669.7
------------------------------------------------------------------------------------------------------------------------------
Total capitalization                                 $  1,880.3     $   2,146.8     $   2,256.7    $   2,130.4     $  1,739.9
Total debt as a percent of total capitalization            14.4%           26.3%           32.4%          18.3%           4.0%
Pro forma total debt as a percent of
   total capitalization**                                  36.7%             --              --             --             --
Shareholders' equity per common share                $    21.24     $     20.80     $     20.19    $     20.79     $    19.93
Common shares outstanding at October 31                    75.7            76.0            75.6           83.7           83.8

Other Data

New awards                                           $  9,644.2     $   6,789.4     $   9,991.9   $   12,122.1    $  12,487.8
Backlog at year end                                    10,012.2         9,142.0        12,645.3       14,370.0       15,757.4
Capital expenditures and acquisitions -
   continuing operations                                  284.1           277.0           304.5          340.8          258.7
Cash provided by operating activities                $    141.8     $     464.9     $     702.5   $      328.6    $     406.9
------------------------------------------------------------------------------------------------------------------------------

 *Includes commercial paper, loan notes, a note payable to affiliate, miscellaneous trade notes payable and the current portion of long-term debt. **As if the spin-off distribution had occurred on October 31, 2000.

  As discussed in the first note to the accompanying financial statements, on November 30, 2000 the shareholders approved a spin-off distribution that will separate the company into two publicly traded companies - a "new" Fluor and Massey Energy Company. The net assets of Massey Energy Company at October 31, 2000 and its results of operations for all periods presented have been reclassified and are presented as discontinued operations.

  See Management's Discussion and Analysis on pages 23 to 28 and Notes to Consolidated Financial Statements on pages 33 to 44 for information relating to significant items affecting the results of operations.

FLUOR CORPORATION 2000 ANNUAL REPORT

Management's Discussion and Analysis

Overview

On June 7, 2000, the Board of Directors of Fluor Corporation ("Old Fluor") announced a plan to separate the company into two publicly traded companies, a "new" Fluor Corporation ("New Fluor" or the "company") and Massey Energy Company ("Massey"). The plan was approved by the shareholders and the Board of Directors of Old Fluor on November 30, 2000. The separation of the two companies was accomplished through a distribution of 100% of the common stock of New Fluor to shareholders of Old Fluor (the "Distribution"), which will represent a continuing interest in businesses to be conducted by New Fluor. As a result of the Distribution, each Old Fluor shareholder received one share of New Fluor common stock for each share of Old Fluor common stock while retaining their shares in Old Fluor, whose name was changed to Massey. As a result of the Distribution, the shares of Massey represent a continuing interest only in the coal business and other operations formerly conducted by Old Fluor's coal subsidiary, A.T. Massey Coal Company, Inc.

     Prior to the Distribution, Old Fluor received a ruling from the Internal Revenue Service to the effect that the Distribution would be considered to be tax-free for Federal income tax purposes. For purposes of effecting the Distribution and governing certain of the ongoing relationships among New Fluor and Massey after the Distribution and to provide for an orderly transition, the companies entered into various agreements including, without limitation, a Distribution Agreement and a Tax Sharing Agreement. Because of the relative significance of the company's operations to Old Fluor, the company will be treated as the "accounting successor" for financial reporting purposes. Accordingly, pursuant to Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements have been adjusted to reflect the distribution. Massey's results of operations for all periods presented and its net assets as of October 31, 2000 have been reclassified and are presented as discontinued operations.

     In connection with the separation of New Fluor and Massey, New Fluor will change to a calendar-year basis of reporting financial results. As a requirement of this change, the company will report results for November and December 2000 as a separate transition period.

     The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes. For purposes of reviewing this document, "operating profit" is calculated as revenues less cost of revenues excluding: special provision; corporate administrative and general expense; interest expense; interest income; domestic and foreign income taxes; gain or loss on discontinued operations; and certain other miscellaneous non-operating income and expense items which are immaterial.

Results of Operations

As a result of a strategic reorganization initiated during 1999, the company realigned its operating units into four business segments (which the company refers to as Strategic Business Enterprises): Fluor Daniel, Fluor Global Services, Fluor Signature Services and Coal. The Fluor Daniel segment provides design, engineering, procurement and construction services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources and energy clients. The Fluor Global Services segment, which includes American Equipment Company, TRS Staffing Solutions, Fluor Federal Services, Telecommunications and Operations & Maintenance, provides outsourcing and asset management solutions to its customers. Fluor Signature Services, which commenced operations on November 1, 1999, was created to provide business administration and support services for the benefit of the company and ultimately, to unaffiliated customers. Commencing in November 2000, the operations of TRS Staffing Solutions were transferred to Fluor Signature Services. The Coal segment, which is reported as discontinued operations and is now part of Massey, produces, processes and sells high-quality, low-sulfur steam coal for the utility industry as well as industrial customers, and metallurgical coal for the steel industry.

     To implement the 1999 strategic reorganization, the company recorded a special provision of $117.2 million in 1999 and reversed $17.9 million of that provision in 2000 - see Strategic Reorganization Costs elsewhere in Management's Discussion and Analysis. The provision and subsequent adjustment were not allocated to the business segments.

Fluor Daniel Segment

The business units of Fluor Daniel were reorganized during 2000 and are presented on the new basis for each of the three years ended October 31, 2000.

     Total 2000 new awards were $6.1 billion compared with $4.8 billion in 1999 and $8.2 billion in 1998. The following table sets forth new awards for each of the segment's business units:

                              2000               1999                1998
Year ended October 31,  Dollars  Percent   Dollars  Percent   Dollars   Percent
-------------------------------------------------------------------------------
(in millions)
Energy & Chemicals      $ 3,923    65%     $ 3,363    70%     $ 4,756     58%
Manufacturing &
 Life Sciences            1,292    21%       1,232    26%       2,455     30%
Mining                      691    11%          26     1%         464      6%
Infrastructure              169     3%         136     3%         498      6%
-------------------------------------------------------------------------------
Total new awards        $ 6,075   100%     $ 4,757   100%     $ 8,173    100%
                        =======================================================
United States           $ 2,983    49%     $ 2,267    47%     $ 4,112     37%
International             3,092    51%       2,490    53%       4,061     63%
-------------------------------------------------------------------------------
Total new awards        $ 6,075   100%     $ 4,757   100%     $ 8,173    100%
                        =======================================================

     New awards in 2000 were higher compared with 1999 as the principal result of a strengthening business environment. New awards in 1999 were lower compared with 1998, reflecting both the lingering impact of deferred capital spending by clients, primarily in the petrochemical and mining industries, and the company's emphasis on greater project selectivity. The large size and uncertain timing of complex, international projects can create variability in the company's award pattern; consequently, future award trends are difficult to predict with certainty. However, given the continuing strength of the global economic environment, including higher oil prices and increasing commodity prices, as well as a regulatory environment that continues to support increased investment in areas such as clean fuels, the company is optimistic about the level of new awards in 2001.

     Since 1998 the trend in new awards activity within each business unit reflects the impact of the economic conditions and operating strategies noted above. New awards for 2000 include the $800 million Hamaca crude oil upgrading project in Venezuela. There were no individual new awards in excess of $600 million in either of the years 1999 or 1998. In the fourth quarter of 2000, growth in new awards was concentrated in the Energy & Chemicals and Manufacturing & Life Sciences business units. The Mining business unit's new awards in 1999 and 1998 had been reduced by depressed commodity prices, thereby limiting new projects, as well as this unit's focus on project selectivity. The trend began to reverse during 2000, with a substantial increase in new awards. The decrease in new awards in 1999 compared with 1998 for the Manufacturing & Life Sciences business unit is primarily the result of an increased focus on project selectivity.

     Backlog at October 31, 2000, 1999 and 1998 was $6.7 billion, $6.8 billion and $10.4 billion, respectively. (See page 14 in this annual report for information relating to backlog by business unit.) The backlog level has stabilized during 2000 as a result of the higher level of new awards compared with 1999. The decrease in total backlog at the end of 1999 was consistent with substantially lower new awards during that year. Work performed on existing projects has exceeded new awards in each of the years 2000, 1999 and 1998, although the disparity was much less in 2000. The decrease in backlog from projects located outside the United States during 1999 resulted from work performed on international projects such as a copper and gold mine in Indonesia and a petrochemical project in Saudi Arabia, in addition to a 39 percent decrease in international-related new awards. Domestic backlog was also impacted during 1999 by lower new awards and work performed on existing projects. The relationship of domestic versus international backlog has remained relatively stable during all of the years 1998 through 2000, with international backlog constituting approximately one-half of total backlog. Although backlog reflects business which is considered to be firm, cancellations or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, deferrals and revised project scope and cost, both upward and downward.

     Fluor Daniel revenues decreased to $7.0 billion in 2000 compared with $8.4 billion in 1999 and $9.7 billion in 1998, reflecting the impact of lower new awards in 1999 and the company's focus on project selectivity. Fluor Daniel operating profit was $128 million (1.83% of revenues) in 2000, $160 million (1.91% of revenues) in 1999 and $161 million (1.65% of revenues) in 1998. Margins have increased in response to greater project selectivity and execution, as well as improved overhead cost management. However, such margin improvements have been offset (in fiscal year 2000) or reduced (in fiscal year 1999) by loss provisions on specific projects.

     Operating profit during 2000 was adversely impacted by a provision totaling $60 million, or 0.86% of the segment's revenues for the year, on a Duke/Fluor Daniel joint venture project that is located in Dearborn, Michigan. The provision represents the company's equal share of the cost overruns on the project that were incurred due to a number of adverse factors, including labor productivity and substantial owner delays and scope of work changes. Results for the year ended October 31, 1999 for Fluor Daniel include a provision totaling $84 million for process design problems which arose on its Murrin Murrin Nickel Cobalt project located in Western Australia. The company anticipates recovering a portion of this amount and, accordingly, has recorded $64 million in expected insurance recoveries. The result on operating profit was a negative $20 million impact, or 0.24% of the segment's revenues for 1999, reflecting costs in excess of contract maximums and which are not otherwise recoverable from any insurance coverage.

     The majority of Fluor Daniel's engineering and construction contracts provide for reimbursement of costs plus a fixed or percentage fee. In the highly competitive markets served by this segment, there is an increasing trend for cost-reimbursable contracts with incentive-fee arrangements and fixed or unit price contracts. In certain instances, Fluor Daniel has provided guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realized from the project. Fluor Daniel continues to focus on improving operating margins by enhancing selectivity in the projects it pursues, lowering overhead costs and improving project execution.

FLOUR CORPORATION 2000 ANNUAL REPORT



Fluor Global Services Segment

Total 2000 new awards were $3.6 billion compared with $2.0 billion in 1999 and $1.8 billion in 1998. The following table sets forth new awards for each of the segment's business units:

                                          2000                       1999                       1998
Year ended October 31,          Dollars         Percent      Dollars       Percent   Dollars          Percent
--------------------------------------------------------------------------------------------------------------
(in millions)
Operations &
 Maintenance               $         1,660        47%     $       772        38%     $     1,106           61%
Telecommunications                   1,099        31%             646        32%              30            2%
Fluor Federal Services                 800        22%             582        29%             451           25%
Consulting Services
 and Other                              10        --%              32         1%             232           12%
--------------------------------------------------------------------------------------------------------------
Total new awards           $         3,569       100%     $     2,032       100%     $     1,819          100%
                           ===================================================================================
United States              $         2,961        83%     $     1,928        95%     $     1,523           84%
International                          608        17%             104         5%             296           16%
--------------------------------------------------------------------------------------------------------------
Total new awards           $         3,569       100%     $     2,032       100%     $     1,819          100%
                           ===================================================================================

     New awards were dramatically higher in 2000, evidencing a strong first full year of operations for Fluor Global Services as a separate Strategic Business Enterprise of Fluor. The Operations & Maintenance business unit has capitalized on the growing trend toward outsourcing of non-core activities, offering its customers improved performance at a lower cost. The Telecommunications unit supports the continuing evolution of that industry and has been selected to manage a number of large domestic and international projects. New awards in 1999 were higher compared with 1998, principally as a result of an increase in telecommunications projects. Because of the nature of the services performed by Fluor Global Services, primarily related to American Equipment Company (AMECO) and TRS Staffing Solutions, a significant portion of this segment's activities are not includable in backlog.

     Backlog at October 31, 2000, 1999 and 1998 was $3.3 billion, $2.4 billion and $2.2 billion, respectively. (See page 18 in this annual report for information relating to backlog by business unit.) The increase in total backlog is consistent with the increasing trend in new awards. Although backlog reflects business that is considered to be firm, cancellations or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, deferrals and revised project scope and cost, both upward and downward.

     Fluor Global Services revenues increased to $3.0 billion in 2000 compared with $2.9 billion in 1999 and $2.6 billion in 1998. Revenue gains by the Telecommunications and Operations & Maintenance business units during 2000 more than offset declines experienced by the other business units. The increase in revenues during 1999 resulted from higher revenues in its AMECO, Fluor Federal Services and Telecommunications business units. Operating profit for the segment was $77 million in 2000 (2.61% of revenues), $92 million in 1999 (3.14% of revenues) and $81 million in 1998 (3.07% of revenues). The 2000 operating profit includes a $25 million charge relating to an adjustment of the fair value of accounts receivable, equipment inventory and certain other assets of AMECO's dealership operations and a $19 million charge relating to the write-off of certain assets and a loss on the sale of a European-based consulting business. Excluding these 2000 impacts, operating profit increased to $121 million (4.10% of revenues), reflecting higher project gross margins and reductions in overhead compared with the $92 million operating profit for 1999. Operating profit increased in 1999 compared with 1998 primarily due to the elimination of certain unprofitable operations which negatively impacted 1998 results.

     The majority of Fluor Global Services' contracts provide for reimbursement of costs plus a fixed or percentage fee. Due to intense competitive market conditions, there is an increasing trend for contracts with incentive-fee arrangements or fixed or unit price contracts. In certain instances, contracts provide guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees or increases in contract costs can result in non-recoverable costs, which could exceed revenues realized from the project.

     In October 1998, the company entered into an agreement to sell its ownership interest in Fluor Daniel GTI, Inc. ("FD/GTI"), an environmental services company. Under terms of the agreement, the company sold its 4,400,000 shares in FD/GTI for $8.25 per share, or $36.3 million in cash, on December 3, 1998. This transaction did not have a material impact on the company's results of operations or financial position.

Fluor Signature Services Segment

The Fluor Signature Services segment, which was created to provide business and administrative support services to the operating units with distinct profit-and-loss accountability, officially began operations at the start of fiscal 2000. External revenues during the year totaled $18.9 million. The segment surpassed its goal of break-even performance during its first year of operations, reporting a modest operating profit of $1.4 million.

Strategic Reorganization Costs

As noted above, during 1999 the company reorganized its engineering and construction operations. The company recorded a special provision of $117.2 million ($100.5 million after-tax) to cover direct and other reorganization related costs, primarily for personnel, facilities and asset impairment adjustments. The provision was initially recorded during the second quarter of 1999 at the then estimated amount of $136.5 million ($119.8 million after-tax). Total estimated personnel costs associated with the reorganization were reduced during the fourth quarter of 1999 as both the actual number of employee terminations as well as the cost per employee termination were lower than originally estimated. In the second quarter of 2000, $17.9 million of the special provision was reversed into earnings as a result of the

FLUOR CORPORATION 2000 ANNUAL REPORT

company's decision to retain ownership and remain in its current office location in Camberley, U.K.

     Under the reorganization plan, approximately 5,000 jobs were eliminated. The provision included amounts for personnel costs for certain affected employees that were entitled to receive severance benefits under established severance policies or by government regulations. Additionally, outplacement services were provided on a limited basis to some affected employees. The provision also included amounts for asset impairment, primarily for property, plant and equipment; intangible assets (goodwill); and certain investments. The asset impairments were recorded primarily because of the company's decision to exit certain non-strategic geographic locations and businesses. The carrying values of impaired assets were adjusted to their current market values based on estimated sale proceeds, using either discounted cash flows or contractual amounts. Lease termination costs were also included in the special provision. The company closed 15 non-strategic offices worldwide and downsized other office locations.

     The special provision liability as of October 31, 2000 totaled $12.6 million. The remaining liability for personnel costs ($9.7 million) relates to non-U.S. operations and is expected to be substantially utilized by December 31, 2000. The remaining liability associated with abandoned lease space ($2.9 million) is being amortized as an offset to lease expense over the remaining life of the respective leases starting on the dates of abandonment.

Other

Net interest expense for continuing operations in 2000 increased by $12.5 million compared with 1999 as the combined result of higher interest rates for commercial paper, lower cash balances and higher debt balances to support working capital needs. Net interest expense for 1999 increased by $8.3 million compared with 1998 due to an increase in interest expense resulting from higher average outstanding short-term borrowings used to fund the company's 1998 share repurchase program, combined with lower average cash balances outstanding during the year.

     Corporate administrative and general expense for the year ended October 31, 2000 was $65.3 million compared with $55.4 million for 1999 and $22.6 million for 1998. The 2000 increase is the net result of several factors. Development costs associated with the company's knowledge management and global sales development programs increased expenses significantly. Costs related to the company's Enterprise Resource Management System, Knowledge@Work(SM), totaled $25.8 million in 2000 compared with $7.8 million during 1999, when the project was started. The Global Business Development Organization had expenditures during 2000 of $18.8 million. Higher expenses in these areas were partially offset by the reversal of previously recorded long-term (stock-based) incentive compensation expense as a result of declines in trading prices of Fluor Corporation stock during the year. Corporate administrative and general expense increased in 1999 compared with 1998 due to the commencement of the Knowledge@Work implementation, costs associated with the company's strategic business planning effort, and higher executive severance and recruiting costs. In addition, expenses for 1998 included a credit of approximately $10 million related to a reversal of a previously accrued long-term incentive plan for which the performance target was not met.

     The effective tax rates of the company's continuing operations, exclusive of the impact of the special provision in each year and the non-recurring charges in 2000 for the disposition of the European-based consulting business and the $25 million loss provision recorded with respect to the AMECO dealerships, were 29.8 percent, 34.4 percent and 39.0 percent, for the years 2000, 1999 and 1998, respectively. The 2000 tax rate benefited from a favorable tax settlement which represents approximately 1.8 percent of pretax earnings from continuing operations exclusive of special non-recurring items.

Coal Segment -- Discontinued Operations

Revenues and operating profit from Coal operations in 2000 were $1.09 billion and $105 million, respectively, compared with $1.08 billion and $147 million, respectively, in 1999. Revenues and operating profit in 1998 were $1.13 billion and $173 million, respectively.

     Revenues remained essentially unchanged in 2000 compared with 1999. The volume of steam coal sold increased 14 percent during the year. However, the volume of the higher priced metallurgical coal decreased 6 percent during that same period. Additionally, the realized prices for both steam and metallurgical coal declined during 2000, by approximately 5 percent each. The metallurgical coal market continues to be adversely affected by a weak coal export market and the slow recovery of the domestic steel market. The market for steam coal, which is used to fire electric-generating plants, continues to be adversely impacted by high customer inventory levels resulting from recent mild weather and competition from western coals, which is increasing its penetration of the traditional eastern coal market areas. Operating profit declined by $42 million in 2000 compared with 1999. This decline resulted from a number of factors, including the declines in realized prices discussed above, operational problems and adverse geologic conditions encountered at several mines, a $10 million impairment charge relating to development cost of a longwall panel at the Upper Cedar Grove operation, a $46.5 million charge for estimated costs, net of $43.5 million in probable insurance recoveries, to remediate a slurry spill at the Martin County operations, and a $7.1 million bad debt expense associated with the bankruptcy of a major steel industry customer. Partially offsetting those factors that have reduced operating profit was an increase

FLUOR CORPORATION 2000 ANNUAL REPORT


in gains from the sale or exchange of coal reserves in place. As the Coal segment manages its coal reserves, it regularly sells or exchanges non-strategic reserves for reserves located in more synergistic locations. During 2000, the Coal segment realized gains of $26.5 million from such transactions, compared with gains of $10.0 million during 1999. Additionally, during 2000 a $12.0 million credit for excise taxes paid on coal export sales tonnage was recorded. The payment of excise taxes on export coal was determined to be unconstitutional by a 1998 federal district court decision and the Internal Revenue Service has issued procedures for obtaining refunds related to such excise taxes.

  Revenues decreased $44 million in 1999 compared with 1998 primarily due to the combination of a reduction in volume of the higher priced metallurgical coal and a decline in prices. Metallurgical coal volume decreased nearly 18 percent during 1999 compared with 1998. This decrease was more than offset by an increase in lower priced steam coal volume. Also contributing to the decline in coal revenues were lower realized prices for both steam and metallurgical coal. Steam coal prices declined 4 percent while metallurgical coal prices declined 2 percent. The factors impacting the metallurgical and steam coal market discussed in the previous paragraph also impacted the 1999 operating results. Operating profit for 1999 was lower than 1998 due to higher fixed costs, primarily depreciation, depletion and amortization, as volume levels remained relatively flat.

  Other expense includes the results of operations for the Appalachian Synfuel, LLC synthetic fuel plant that is being combined with the Coal segment in conjunction with Massey's separation from Fluor.

  Interest expense has been allocated to discontinued operations, representing actual interest expense for debt obligations (including the 6.95% Senior Notes and up to $230 million of commercial paper) attributed to the Coal segment. Although the allocated interest was fairly constant in 1998 and 1999, it increased during 2000 as the combined result of higher commercial paper interest rates during that year and an increase in outstanding commercial paper borrowings.

  Effective tax rates for discontinued operations have remained constant at approximately 29 percent for each of the years ended October 31, 2000, 1999 and 1998. That rate is lower than the rates reported for continuing operations primarily due to favorable tax effects of percentage depletion.

  Coal segment acquisitions during the three years ended October 31, 2000 were primarily focused on the purchase of additional low-sulfur coal reserves in areas adjacent to existing mine and plant operations. All acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of the respective year acquired, pro forma consolidated results of operations would not have differed materially from actual results.

Financial Position and Liquidity

The decrease in cash provided by operating activities in 2000, compared with 1999, is primarily due to the substantial increase in net operating assets and liabilities associated with engineering and construction activities. The decrease in cash provided by operating activities in 1999, compared with 1998, is primarily due to lower net earnings (adjusted for the non-cash and unexpended amounts of the special provision in 1999) and an increase in net operating assets and liabilities associated with engineering and construction activities. Also contributing to the 1999 decline were increases in equipment and coal inventories, as the result of slowing markets. The receipt of a $30 million tax refund positively impacted operating cash flow in 1998. The levels of operating assets and liabilities vary from year to year and are affected by the mix, stage of completion and commercial terms of engineering and construction projects.

  Cash utilized by investing activities totaled $386.9 million in 2000 compared with $375.2 million in 1999. Capital expenditures in total were of comparable amounts for the two years; however, the capital investment in construction equipment by Fluor Global Services declined, while the company's increased investment in the Knowledge@Work system largely replaced those expenditures. During 2000, the company received $28.4 million of distributions from its equity investments compared with net investments of $4.7 million in 1999. In 1999, the company completed the sale of its ownership interest in FD/GTI and received proceeds of $36.3 million. The decrease in cash utilized by investing activities in 1999 compared with 1998 of $188.1 million resulted primarily from lower capital expenditures and acquisitions, net of proceeds from the sale of property, plant and equipment, as well as the proceeds from the FD/GTI sale during 1999. Capital expenditures in 1999 were primarily for the Fluor Global Services segment, specifically for AMECO and directed toward acquiring machinery and equipment for its rental business, and for the Coal segment, which were directed toward developing existing reserves. In addition, capital expenditures in 1999 include costs associated with Knowledge@Work.

  Cash provided by financing activities totaled $104.9 million in 2000 compared with cash utilized of $220.6 million in 1999. Operating liquidity during 2000 was provided by short-term borrowings, including increases in commercial paper of $137.1 million and bank borrowings of $13.0 million, and increases in a note payable to affiliate of $51.4 million. During 1999, the company reduced its short-term borrowings by $299.2 million, partially offset by the issuance of a $113.4 million note payable to an affiliate and $17.6 million in long-term municipal bonds. In connection with a stock buyback program

FLUOR CORPORATION 2000 ANNUAL REPORT

approved by the Board of Directors on March 8, 2000, the company purchased 747,000 shares of its outstanding common stock for $23.0 million during 2000, compared with no purchases during 1999. Cash utilized by financing activities totaled $98.0 million in 1998. During that year, the company utilized short-term borrowings of $341.8 million primarily to fund its 1997/1998 share repurchase program. Under this program, the company repurchased 8.3 million shares of its common stock for a total of $379.0 million.

   Cash dividends increased in 2000 to $76.0 million ($1.00 per share) from $60.7 million ($0.80 per share) in 1999 and $63.5 million ($0.80 per share) in 1998. The 1999 decline was a consequence of the reduced number of shares outstanding that resulted from the company's share repurchasing program.

   The total debt to capitalization ratio at October 31, 2000 was 14.4 percent compared with 26.3 percent at October 31, 1999. On a pro forma basis at October 31, 2000, assuming that the spin-off distribution had occurred on that date, the total debt to capitalization ratio would have been 36.7 percent.

   The company has on hand and access to sufficient sources of funds to meet its anticipated operating needs. Significant short-term and long-term lines of credit are maintained with banks which, along with cash on hand, provided adequate operating liquidity. Liquidity is also provided by the company's commercial paper program. In December 1998, the company expanded both its revolving credit facility and its commercial paper program from $400 million to $600 million and has subsequently increased its revolving credit facility to $690 million during 2000. In connection with the spin-off transaction, committed lines of credit was reduced to $490 million, effective November 30, 2000.

   Although the company is affected by inflation and the cyclical nature of the industry, its engineering and construction operations are generally protected by the ability to fix costs at the time of bidding or to recover cost increases in most contracts. Although the company has taken actions to reduce its dependence on external economic conditions, management is unable to predict with certainty the amount and mix of future business.

Financial Instruments

In connection with its 1997/1998 share repurchase program, the company entered into a forward purchase contract for 1,850,000 shares of its common stock at a price of $49 per share. The contract was settled on November 30, 2000, resulting in the repurchase and retirement of the shares for a cash payment of $101.2 million ($54.72 per share). As of October 31, 2000, the contract settlement cost per share exceeded the current market price per share by $19.35.

   The company's investment securities and substantially all of its debt instruments carry fixed rates of interest over their respective maturity terms. The company does not currently use derivatives, such as swaps, to alter the interest characteristics of its investment securities or its debt instruments. The company's exposure to interest rate risk on its $17.6 million municipal bonds, due in 2019, is not material given the company's strong balance sheet and creditworthiness which provides the ability to refinance.

   The company utilizes forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and not to engage in currency speculation. At October 31, 2000 and 1999, the company had forward foreign exchange contracts of less than eighteen months duration, to exchange principally Euros, Australian dollars, British pounds, Canadian dollars, Czech koronas, Dutch guilders, German marks and Spanish pesetas for U.S. dollars. The total gross notional amount of these contracts at October 31, 2000 and 1999 was $71 million and $124 million, respectively. Forward contracts to purchase foreign currency represented $66 million and $122 million, and forward contracts to sell foreign currency represented $5 million and $2 million, at october 31, 2000 and 1999, respectively.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes new standards for recording derivatives in interim and annual financial statements. This statement, as amended, will be adopted by the company on November 1, 2000 and will not have a significant impact on the results of operations, financial position or cash of the company.

FLOUR CORPORATION 2000 ANNUAL REPORT

Consolidated Statement of Earnings

Year ended October 31,                                                      2000             1999             1998
------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Total Revenues                                                      $  9,970,154   $   11,334,355   $   12,377,476

Total Cost of Revenues                                                 9,765,807       11,083,041       12,138,279

Other (Income) and Expenses
Special provision                                                        (17,919)         117,200               --
Corporate administrative and general expense                              65,349           55,350           22,598
Interest expense                                                          26,315           18,972           13,120
Interest income                                                          (11,619)         (16,789)         (19,269)
------------------------------------------------------------------------------------------------------------------
Total cost and expenses                                                9,827,933       11,257,774       12,154,728
------------------------------------------------------------------------------------------------------------------

Earnings from Continuing Operations Before Taxes                         142,221           76,581          222,748
Income Tax Expense                                                        42,375           49,898           86,834
------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations                                       99,846           26,683          135,914
Earnings from Discontinued Operations, Net of Taxes                       49,103           77,504           99,430
Loss on Disposal, Net of Taxes                                           (25,000)              --               --
------------------------------------------------------------------------------------------------------------------
Net Earnings                                                        $    123,949   $      104,187   $      235,344
                                                                    ==============================================

Basic Earnings Per Share
 Continuing operations                                              $       1.33   $         0.35   $         1.73
 Discontinued operations                                                    0.32             1.03             1.26
------------------------------------------------------------------------------------------------------------------
 Net earnings                                                       $       1.65   $         1.38   $         2.99
                                                                    ==============================================
Diluted Earnings Per Share
 Continuing operations                                              $       1.31   $         0.35   $         1.72
 Discontinued operations                                                    0.31             1.02             1.25
------------------------------------------------------------------------------------------------------------------
 Net earnings                                                       $       1.62   $         1.37   $         2.97
                                                                    ==============================================
Shares Used to Calculate Earnings Per Share
 Basic                                                                    75,256           75,228           78,801
 Diluted                                                                  76,365           75,929           79,135
                                                                    ==============================================

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION 2000 ANNUAL REPORT


Consolidated Balance Sheet

At October 31,                                                                            2000          1999
------------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)
Assets
Current Assets
Cash and cash equivalents                                                         $     69,426   $   209,614
Accounts and notes receivable                                                          665,117       850,557
Contract work in progress                                                              439,208       416,285
Inventories                                                                            106,711       248,118
Deferred taxes                                                                         112,156       105,502
Other current assets                                                                    55,175        80,095
------------------------------------------------------------------------------------------------------------
Total current assets                                                                 1,447,793     1,910,171
------------------------------------------------------------------------------------------------------------
Net assets of discontinued operations                                                  866,199            --
Property, Plant and Equipment
Land                                                                                    61,035        71,664
Buildings and improvements                                                             319,114       352,883
Machinery and equipment                                                                718,011     2,103,663
Mining properties and mineral rights                                                        --       858,965
Construction in progress                                                               100,023        81,422
------------------------------------------------------------------------------------------------------------
                                                                                     1,198,183     3,468,597
Less accumulated depreciation, depletion and amortization                              441,418     1,245,644
------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                      756,765     2,222,953
------------------------------------------------------------------------------------------------------------
Other Assets
Goodwill, net of accumulated amortization of $42,591 and $32,458, respectively          97,531       116,045
Investments                                                                             92,872       167,891
Deferred taxes                                                                          86,056            --
Other                                                                                  305,518       469,057
------------------------------------------------------------------------------------------------------------
Total other assets                                                                     581,977       752,993
------------------------------------------------------------------------------------------------------------
                                                                                  $  3,652,734   $ 4,886,117
                                                                                  ==========================
Liabilities and Shareholders' Equity
Current Liabilities
Trade accounts payable                                                            $    530,332   $   793,465
Short-term debt                                                                        253,512       247,911
Advance billings on contracts                                                          395,872       565,373
Accrued salaries, wages and benefit plan liabilities                                   242,311       321,148
Other accrued liabilities                                                              198,348       276,413
------------------------------------------------------------------------------------------------------------
Total current liabilities                                                            1,620,375     2,204,310
------------------------------------------------------------------------------------------------------------
Long-Term Debt Due After One Year                                                       17,573       317,555
Noncurrent Liabilities
Deferred taxes                                                                              --       162,210
Other                                                                                  405,529       620,670
------------------------------------------------------------------------------------------------------------
Total noncurrent liabilities                                                           405,529       782,880
------------------------------------------------------------------------------------------------------------
Contingencies and Commitments
Shareholders' Equity
Capital stock
        Preferred - authorized 20,000,000 shares without par value, none issued
        Common - authorized 150,000,000 shares of $0.625 par value; issued and outstanding
                in 2000 - 75,743,345 shares and in 1999 - 76,034,296 shares             47,339        47,521
Additional capital                                                                     212,107       217,844
Unamortized executive stock plan expense                                               (27,093)      (21,579)
Accumulated other comprehensive income                                                 (46,400)      (37,752)
Retained earnings                                                                    1,423,304     1,375,338
------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                           1,609,257     1,581,372
------------------------------------------------------------------------------------------------------------
                                                                                  $  3,652,734   $ 4,886,117
                                                                                  ===========================

See Notes to Consolidated Financial Statements

FLUOR CORPORATION 2000 ANNUAL REPORT

Consolidated Statement of Cash Flows

Year ended October 31,                                                                    2000           1999           1998
----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Cash Flows From Operating Activities
Net earnings                                                                       $   123,949    $   104,187    $   235,344
Adjustments to reconcile net earnings to cash provided by
 operating activities:
  Depreciation, depletion and amortization                                             311,688        318,204        288,870
  Deferred taxes                                                                        (2,651)        29,268         28,780
  Special provision, net of cash payments                                              (36,619)        85,410             --
  Provisions for impairment/abandonment of joint ventures
    and investments                                                                     42,793             --             --
  Provision for spin-off transaction expenses, net of cash payments                     21,762             --             --
  Changes in operating assets and liabilities, excluding effects of
    business acquisitions/dispositions                                                (339,514)       (22,551)       168,576
  Equity in (earnings) losses of investees                                              14,800        (44,651)       (12,035)
  Other, net                                                                             5,592         (4,991)        (7,016)
----------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                  141,800        464,876        702,519
----------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
Capital expenditures - continuing operations                                          (284,079)      (277,033)      (304,533)
Capital expenditures and acquisitions - Coal segment                                  (211,487)      (227,301)      (308,404)
Proceeds from sales and maturities of marketable securities                                 --             --         10,089
Investments, net                                                                        28,384         (4,688)       (20,745)
Proceeds from sale of property, plant and equipment                                     92,966        105,154        125,493
Contributions to deferred compensation trusts                                               --         (8,160)       (21,365)
Net assets held for sale, including cash                                                    --         36,300        (26,375)
Other, net                                                                             (12,681)           549        (17,477)
----------------------------------------------------------------------------------------------------------------------------
Cash utilized by investing activities                                                 (386,897)      (375,179)      (563,317)
----------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
Cash dividends paid                                                                    (75,983)       (60,692)       (63,497)
Increase (decrease) in short-term borrowings, net                                      150,116       (299,212)       341,809
Proceeds from issuance of note payable to affiliate                                     51,433        113,379             --
Proceeds from (payments on) long-term debt, net                                             --         16,951           (285)
Stock options exercised                                                                  5,829         10,760          9,935
Purchases of common stock                                                              (23,003)            --       (378,979)
Other, net                                                                              (3,483)        (1,813)        (6,965)
----------------------------------------------------------------------------------------------------------------------------
Cash provided (utilized) by financing activities                                       104,909       (220,627)       (97,982)
----------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                      (140,188)      (130,930)        41,220
Cash and cash equivalents at beginning of year                                         209,614        340,544        299,324
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $    69,426    $   209,614    $   340,544
                                                                                   ==========================================

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION 2000 ANNUAL REPORT

Consolidated Statement of Shareholders' Equity

                                                                                 Unamortized    Accumulated
                                                                                   Executive          Other
                                                      Common Stock   Additional   Stock Plan  Comprehensive   Retained
(in thousands, except share and per share amounts)  Shares   Amount     Capital      Expense         Income   Earnings     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1997                         83,748  $52,343   $ 569,356    $ (33,441)   $   (7,204)  $1,159,996  $1,741,050
                                                    -------------------------------------------------------------------------------
Comprehensive income
   Net earnings                                         --       --          --           --            --      235,344     235,344
   Foreign currency translation
     adjustment (net of deferred
     taxes of $14,439)                                  --       --          --           --       (22,707)          --     (22,707)
                                                                                                                          ---------
Comprehensive income                                                                                                        212,637
Cash dividends ($0.80 per share)                        --       --          --           --            --      (63,497)    (63,497)
Exercise of stock options, net                         268      167       9,768           --            --           --       9,935
Stock option tax benefit                                --       --       2,425           --            --           --       2,425
Amortization of executive
   stock plan expense                                   --       --          --        7,343            --           --       7,343
Issuance of restricted stock, net                     (144)     (90)     (8,680)       3,465            --           --      (5,305)
Purchases of common stock                           (8,299)  (5,187)   (373,792)          --            --           --    (378,979)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1998                         75,573   47,233     199,077      (22,633)      (29,911)   1,331,843   1,525,609
                                                    -------------------------------------------------------------------------------


Comprehensive income
   Net earnings                                         --       --          --           --            --      104,187     104,187
   Foreign currency translation
     adjustment (net of deferred
     taxes of $4,910)                                   --       --          --           --        (7,841)          --      (7,841)
                                                                                                                          ---------
Comprehensive income                                                                                                         96,346
Cash dividends ($0.80 per share)                        --       --          --           --            --      (60,692)    (60,692)
Exercise of stock options, net                         304      190      10,570           --            --           --      10,760
Stock option tax benefit                                --       --       1,989           --            --           --       1,989
Amortization of executive
   stock plan expense                                   --       --          --        7,517            --           --       7,517
Issuance of restricted stock, net                      157       98       6,208       (6,463)           --           --        (157)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1999                         76,034   47,521     217,844      (21,579)      (37,752)   1,375,338   1,581,372
                                                    -------------------------------------------------------------------------------
Comprehensive income
   Net earnings                                         --       --          --           --            --      123,949     123,949
   Foreign currency translation
     adjustment (net of deferred
     taxes of $5,931)                                   --       --          --           --        (8,648)          --      (8,648)
                                                                                                                          ---------
Comprehensive income                                                                                                        115,301
Cash dividends ($1.00 per share)                        --       --          --           --            --      (75,983)    (75,983)
Exercise of stock options, net                         148       92       5,737           --            --           --       5,829
Stock option tax benefit                                --       --         334           --            --           --         334
Amortization of executive
   stock plan expense                                   --       --          --        5,597            --           --       5,597
Purchases of common stock                             (747)    (467)    (22,536)          --            --           --     (23,003)
Issuance of restricted stock, net                      308      193      10,728      (11,111)           --           --        (190)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 2000                         75,743  $47,339   $ 212,107    $ (27,093)   $  (46,400)  $1,423,304  $1,609,257
                                                    ===============================================================================

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION 2000 ANNUAL REPORT

Notes to Consolidated Financial Statements


Major Accounting Policies

Principles of Consolidation

The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. As more fully described in the following Note, on November 30, 2000, shareholders approved a spin-off distribution that will separate the company into two publicly traded companies. As a result of this action, the company's Coal related business is presented as discontinued operations. All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain 1999 and 1998 amounts have been reclassified to conform with the 2000 presentation.

     In connection with the spin-off, the company will change its fiscal year end from October 31 to December 31. As a requirement of this change, the company will report results for November and December 2000 as a separate transition period.

Use of Estimates

The preparation of the financial statements of the company requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

Engineering and Construction Contracts

The company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Customer-furnished materials, labor and equipment, and in certain cases subcontractor materials, labor and equipment, are included in revenues and cost of revenues when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenues recognized in excess of amounts billed are classified as current assets under contract work in progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all incurred costs associated with contract work in progress at October 31, 2000 will be billed and collected in 2001.

Depreciation and Amortization

Additions to property, plant and equipment are recorded at cost. Assets are depreciated principally using the straight-line method over the following estimated useful lives: buildings and improvements--three to 50 years and machinery and equipment--two to 30 years. Leasehold improvements are amortized over the lives of the respective leases. Goodwill is amortized on the straight-line method over periods not longer than 40 years.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing income from continuing operations, income from discontinued operations (including the loss on disposal) and net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities, consisting of employee stock options and restricted stock, and equity forward contracts.

     The impact of dilutive securities on the company's EPS calculation is as follows:

Year ended October 31,                     2000            1999            1998
-------------------------------------------------------------------------------
Employee stock options/
 restricted stock                        54,000         107,000         231,000
Equity forward contract               1,055,000         594,000         103,000
-------------------------------------------------------------------------------
                                      1,109,000         701,000         334,000
                                      =========================================

Inventories

Inventories are stated at the lower of cost or market using specific identification or the average cost method. Inventories comprise:

At October 31,                                              2000           1999
-------------------------------------------------------------------------------
(in thousands)
Equipment for sale/rental                               $ 80,785       $131,781
Coal                                                          --         72,070
Supplies and other                                        25,926         44,267
-------------------------------------------------------------------------------
                                                        $106,711       $248,118
                                                        =======================

Internal Use Software

The company capitalizes certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll and payroll-related costs.

Foreign Currency

The company uses forward exchange contracts to hedge certain foreign currency transactions entered into in the ordinary course of business. The company does not engage in currency speculation. The company's forward exchange contracts do not subject the company to significant risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on the assets, liabilities or transactions being hedged. Accordingly, the unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. At October 31, 2000, the company had approximately $71 million of foreign exchange contracts outstanding relating to contract obligations. The forward exchange contracts generally require the company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (AA or A+ rated banks) do not fulfill their obligations to deliver the contracted currencies, the company could be at risk for any currency related fluctuations. The amount of any gain or loss on these contracts in 2000, 1999 and 1998 was immaterial. The contracts are of varying duration, none of which extend beyond January 2002. The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. The functional currency of all significant foreign operations is the local currency.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes new standards for recording derivatives in interim and annual financial statements. This statement, as amended, will be adopted by the company on November 1, 2000 and will not have a significant impact on the results of operations, financial position or cash flows of the company.

Concentrations of Credit Risk

The majority of accounts receivable and all contract work in progress are from engineering and construction clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or in certain cases advance payments. The company generally does not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract if a material default occurs. The company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

Stock Plans

The company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded based on the quoted market price of the company's stock at the end of the period.

Comprehensive Income

Total comprehensive income represents the net change in shareholders' equity during a period from sources other than transactions with shareholders and as such, includes net earnings. For the company, the only other component of total comprehensive income is the change in the cumulative foreign currency translation adjustments recorded in shareholders' equity.

Discontinued Operations

On November 30, 2000, a spin-off distribution to shareholders was effected which separated Fluor Corporation (Fluor) into two publicly-traded companies - a "new" Fluor ("New Fluor" or the "company") and Massey Energy Company ("Massey"). The spin-off was accomplished through the distribution of 100% of the common stock of New Fluor to shareholders of existing Fluor. As a result, each existing Fluor shareholder received one share of New Fluor common stock for each share of existing Fluor common stock and retained their shares in existing Fluor, whose name was changed to Massey Energy Company. The company has received a ruling from the Internal Revenue Service that the spin-off will be tax-free to its shareholders. Because of the relative significance of the company's operations to Fluor, the company will be treated as the "accounting successor" for financial reporting purposes. Accordingly, Massey's results of operations for all periods presented and its net assets as of October 31, 2000 have been reclassified and are presented as discontinued operations.

FLUOR CORPORATION 2000 ANNUAL REPORT

     In connection with the spin-off, the company's 6.95% Senior Notes due March 1, 2007 will remain an obligation of Massey. In addition, Massey will issue $230 million of commercial paper (adjusted upward for funds advanced to Massey by Fluor or downward for funds advanced to Fluor by Massey from August 1, 2000 to the distribution date), the proceeds of which will be transferred to the company. As of October 31, 2000, the adjusted commercial paper commitment was $213 million.

     The net assets of Massey consisted of the following at October 31, 2000:

(in thousands)
--------------------------------------------------------------------------------
Cash and cash equivalents                                           $     1,081
Accounts and notes receivable                                           218,591
Inventories                                                             104,014
Other current assets                                                     68,996
Net property, plant and equipment                                     1,552,270
Other assets                                                            226,946
--------------------------------------------------------------------------------
Total assets                                                          2,171,898
--------------------------------------------------------------------------------
Trade accounts payable                                                  158,045
Short-term debt                                                         214,170
Other current liabilities                                               142,568
Long-term debt due after one year                                       300,000
Noncurrent liabilities                                                  490,916
--------------------------------------------------------------------------------
Total liabilities                                                     1,305,699
--------------------------------------------------------------------------------
Net assets of Massey                                                $   866,199
                                                                    ============

     Accounts receivable from customers of Massey are primarily concentrated in the steel and utility industries. In October 2000 a provision for bad debts of $7.1 million was recognized due to the bankruptcy of a major steel industry customer.

     Summarized results of Massey are as follows:


Year ended October 31,                         2000         1999         1998
--------------------------------------------------------------------------------
(in thousands)
Revenues                                   $1,085,833   $1,083,030   $1,127,297
--------------------------------------------------------------------------------
Operating costs
   Cost of sales                              838,876      774,582      810,416
   Depreciation, depletion
     and amortization                         170,977      166,419      150,062
   Selling, general and administrative         29,754       32,696       27,584
   Other operating income, net                (58,689)     (37,524)     (33,527)
------------------ -------------------------------------------------------------
Total operating costs                         980,918      936,173      954,535
--------------------------------------------------------------------------------
Operating profit                              104,915      146,857      172,762
Other expense, net                             (8,015)      (7,479)      (2,622)
Interest expense                              (35,327)     (31,946)     (32,157)
Interest income                                 7,470        1,640        1,895
--------------------------------------------------------------------------------
Earnings before taxes                          69,043      109,072      139,878
Income tax expense                             19,940       31,568       40,448
--------------------------------------------------------------------------------
Net earnings                               $   49,103   $   77,504   $   99,430
                                           ===========  ===========  ===========

     Interest expense has been allocated to discontinued operations, representing actual interest expense for Massey obligations (including the 6.95% Senior Notes and up to $230 million of commercial paper).

Consolidated Statement of Cash Flows

Cash flows and changes in operating assets and liabilities include the effects from Massey, without separate identification and classification of discontinued operations.

     Securities with maturities of 90 days or less at the date of purchase are classified as cash equivalents. Securities with maturities beyond 90 days, when present, are classified as marketable securities and are carried at fair value. The changes in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows comprise:

Year ended October 31,                        2000         1999          1998
--------------------------------------------------------------------------------
(in thousands)
(Increase) decrease in:
   Accounts and notes receivable          $  (3,009)    $  25,972     $ (84,394)
   Contract work in progress                (22,923)      180,698        73,575
   Inventories                               35,876       (49,473)      (23,197)
   Other current assets                     (43,376)      (16,054)         (192)
Increase (decrease) in:
   Accounts payable                        (108,616)     (173,345)      127,229
   Advance billings on contracts           (169,501)       18,557        21,298
   Accrued liabilities                      (27,965)       (8,906)       54,257
--------------------------------------------------------------------------------
(Increase) decrease in operating
   assets and liabilities                 $(339,514)    $ (22,551)    $ 168,576
                                          ==========    ==========    ==========
Cash paid during the year for:
   Interest expense                       $  60,455     $  47,558     $  44,057
   Income tax payments, net               $  58,637     $  52,025     $  52,346
--------------------------------------------------------------------------------

Business Acquisitions

From time to time, the company enters into investment arrangements, including joint ventures, that are related to its engineering and construction business. During 1998 through 2000, the majority of these expenditures related to ongoing investments in an equity fund that focuses on energy related projects and a number of smaller, diversified ventures.

Business Dispositions

During 2000, the company recorded a nonrecurring charge of $19.3 million relating to the write-off of certain assets and the loss on the sale of a European-based consulting business by the Fluor Global Services segment.

     On October 28, 1998, the company entered into an agreement to sell its ownership interest in Fluor Daniel GTI, Inc. (FD/GTI). Under terms of the agreement, the company sold its 4,400,000 shares in FD/GTI for $8.25 per share, or $36.3 million in cash, on December 3, 1998. The net assets of FD/GTI included $26.4 million in cash and cash equivalents. This transaction did not have a material impact on the company's results of operations or financial position.

FLUOR CORPORATION 2000 ANNUAL REPORT

Special Provision and Cost Reduction Initiatives

In March 1999, the company announced a new strategic direction, including a reorganization of the operating units and administrative functions of its engineering and construction segment. In connection with this reorganization, the company recorded in the second quarter of fiscal year 1999 a special provision of $136.5 million pre-tax to cover direct and other reorganization related costs, primarily for personnel, facilities and asset impairment adjustments.

     Under the reorganization plan, approximately 5,000 jobs were eliminated. The provision included amounts for personnel costs for certain affected employees that were entitled to receive severance benefits under established severance policies or by government regulations. Additionally, outplacement services were provided on a limited basis to some affected employees. The provision also included amounts for asset impairment, primarily for property, plant and equipment; intangible assets (goodwill); and certain investments. The asset impairments were recorded primarily because of the company's decision to exit certain non-strategic geographic locations and businesses. The carrying values of impaired assets were adjusted to their current market values based on estimated sale proceeds, using either discounted cash flows or contractual amounts. Lease termination costs were also included in the special provision. The company closed 15 non-strategic offices worldwide and consolidated and downsized other office locations.

     In October 1999, $19.3 million of the special provision was reversed into earnings as a result of lower than anticipated severance costs for personnel reductions in certain overseas offices. Both the actual number of employee terminations as well as the cost per employee termination were lower than originally estimated. In the second quarter of 2000, $17.9 million of the special provision was reversed into earnings as a result of the company's decision to retain ownership and remain in its current office location in Camberley, U.K.

     The following table summarizes the status of the company's reorganization plan as of October 31, 2000 and 1999:

                                                              Lease
                           Personnel            Asset   Termination
                               Costs       Impairment         Costs      Other       Total
------------------------------------------------------------------------------------------
(in thousands)
Special provision          $ 72,200        $ 48,800     $14,500        $1,000      $136,500
Cash expenditures           (25,089)         (1,094)     (4,793)         (814)      (31,790)
Non-cash activities          (2,576)        (24,360)         --            --       (26,936)
Provision reversal          (19,300)             --          --            --       (19,300)
-------------------------------------------------------------------------------------------
Balance at
   October 31, 1999          25,235          23,346       9,707           186        58,474
Cash expenditures           (11,763)             --      (6,853)           --       (18,616)
Non-cash activities          (3,732)         (5,427)         --          (186)       (9,345)
Provision reversal               --         (17,919)         --            --       (17,919)
-------------------------------------------------------------------------------------------
Balance at
   October 31, 2000        $  9,740        $     --     $ 2,854        $   --      $ 12,594
                           ================================================================


     The special provision liability as of October 31, 2000 and 1999 is included in other accrued liabilities. The liability for personnel costs relates to non-U.S. operations and is expected to be substantially utilized by December 31, 2000. The liability associated with abandoned lease space is being amortized as an offset to lease expense over the remaining life of the respective leases starting on the dates of abandonment.

Income Taxes

The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

Year ended October 31,                    2000             1999          1998
------------------------------------------------------------------------------
(in thousands)
Current:
   Federal                             $ 17,864        $  5,931       $ 38,700
   Foreign                               42,736          43,012         52,021
   State and local                        4,366           3,255          7,781
------------------------------------------------------------------------------
Total current                            64,966          52,198         98,502
------------------------------------------------------------------------------
Deferred:
   Federal                              (12,082)         26,872         43,369
   Foreign                                7,829          (2,641)       (19,295)
   State and local                        1,602           5,037          4,706
------------------------------------------------------------------------------
Total deferred                           (2,651)         29,268         28,780
------------------------------------------------------------------------------
Total income tax expense               $ 62,315        $ 81,466       $127,282
                                       =======================================


     The income tax expense (benefit) applicable to continuing operations and discontinued operations is as follows:

Year ended October 31,                              2000         1999         1998
------------------------------------------------------------------------------------
(in thousands)
Provision for continuing operations:
   Current                                        $ 71,105     $ 63,926     $ 90,737
   Deferred                                        (28,730)     (14,028)      (3,903)
------------------------------------------------------------------------------------
Total provision for continuing
   operations                                       42,375       49,898       86,834
------------------------------------------------------------------------------------
Provision for discontinued operations:
   Current                                          (6,139)     (11,728)       7,765
   Deferred                                         26,079       43,296       32,683
------------------------------------------------------------------------------------
Total provision for discontinued
   operations                                       19,940       31,568       40,448
------------------------------------------------------------------------------------
Total income tax expense                          $ 62,315     $ 81,466     $127,282
                                                  ==================================

FLUOR CORPORATION 2000 ANNUAL REPORT


     A reconciliation of U.S. statutory federal income tax expense to income tax expense on earnings from continuing operations is as follows:

Year ended October 31,                                2000     1999      1998
--------------------------------------------------------------------------------
(in thousands)
U.S. statutory federal tax expense                 $49,777    $26,803   $77,962
Increase (decrease) in taxes resulting from:
     Items without tax effect, net                   5,813    32,500     11,423
     Effect of non-U.S. tax rates                      969      (396)     3,433
     State and local income taxes                      920     2,603      4,532
     Foreign Sales Corporation tax benefit          (5,975)   (6,342)    (8,250)
     Utilization of prior year tax credits          (4,657)     (635)        --
     Favorable tax settlement                       (3,075)   (2,269)    (1,418)
     Other, net                                     (1,397)   (2,366)      (848)
--------------------------------------------------------------------------------
Total income tax expense--
   continuing operations                           $42,375   $49,898    $86,834
                                                   =============================


     Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

At October 31,                                                2000       1999
--------------------------------------------------------------------------------
(in thousands)
Deferred tax assets:
   Accrued liabilities not currently deductible             $214,011   $206,028
   Translation adjustments                                    29,886     23,955
   Tax basis in partnership in excess of book                 29,670     10,622
   Net operating loss carryforwards of non-U.S. companies     17,044     19,664
   Tax basis of building in excess of book basis              15,728     16,408
   Tax credit carryforwards                                   12,228     10,673
   Net operating loss carryforwards of acquired companies      4,461      6,503
   Other                                                      25,395     19,807
--------------------------------------------------------------------------------
Total deferred tax assets                                    348,423    313,660
Valuation allowance for deferred tax assets                  (74,747)   (79,418)
--------------------------------------------------------------------------------
Deferred tax assets, net                                     273,676    234,242
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Book basis of property, equipment and other
     capital costs in excess of tax basis                    (26,765)   (41,894)
   Tax on unremitted non-U.S. earnings                       (22,047)   (16,361)
   Other                                                     (26,652)   (15,298)
--------------------------------------------------------------------------------
Total deferred tax liabilities                               (75,464)   (73,553)
--------------------------------------------------------------------------------
Net deferred tax assets                                     $198,212   $160,689
                                                            ====================


     Amounts reflected above exclude net deferred tax liabilities associated with the coal business operated by Massey of $243 million and $217 million at October 31, 2000 and 1999, respectively.

     The company has net operating loss carryforwards from non-U.S. operations of approximately $49 million which can be carried forward indefinitely until fully utilized. These losses primarily relate to the company's operations in Australia, Germany and the United Kingdom. Deferred tax assets established for these losses aggregate $17 million and $20 million at October 31, 2000 and 1999, respectively.

     In 1997, the company acquired the SMA Companies which had net operating loss carryforwards of approximately $47 million. The company has utilized approximately $11 million of the loss carryforwards, and made an election in its 1997 consolidated federal tax return to waive approximately $23 million of losses which otherwise would have expired without future tax benefit. The remaining loss carryforwards of approximately $13 million expire in the years 2003 through 2005. The utilization of such loss carryforwards is subject to stringent limitations under the Internal Revenue Code. Deferred tax assets established for these losses aggregate $4 million and $7 million for 2000 and 1999, respectively.

     The company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. This allowance primarily relates to the deferred tax assets established for the special provision, net operating loss and tax credit carryforwards. In 2000, decreases in the valuation allowance are principally the result of the reversal of $17.9 million of the special provision which did not previously receive tax benefit. Any reductions in the allowance resulting from realization of the loss carryforwards of acquired companies will result in a reduction of goodwill.

     Residual income taxes of approximately $8 million have not been provided on approximately $20 million of undistributed earnings of certain foreign subsidiaries at October 31, 2000, because the company intends to keep those earnings reinvested indefinitely.

     United States and foreign earnings (loss) from continuing operations before taxes are as follows:

Year ended October 31,                              2000        1999       1998
--------------------------------------------------------------------------------
(in thousands)
United States                                   $(13,184)    $65,875   $100,767
Foreign                                          155,405      10,706    121,981
--------------------------------------------------------------------------------
Total                                           $142,221     $76,581   $222,748
                                                ================================


Retirement Benefits

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's compensation. Expense recognized for these plans of approximately $46 million in 2000, $48 million in 1999, and $69 million in 1998, is primarily related to domestic engineering and construction operations. Effective January 1, 1999, the company replaced its domestic defined contribution retirement plan with a defined benefit cash balance plan. Contributions to defined

FLUOR CORPORATION 2000 ANNUAL REPORT


benefit pension plans are generally at the minimum annual amount required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service, age and/or a percentage of qualifying compensation. The defined benefit pension plans are primarily related to international engineering and construction operations, U.S. craft employees and coal operations.

     Net periodic pension expense (income) for continuing operations defined benefit pension plans includes the following components:

Year ended October 31,                           2000        1999       1998
----------------------------------------------------------------------------
(in thousands)
Service cost                                 $ 35,168    $ 31,919   $ 12,420
Interest cost                                  18,612      16,101     15,751
Expected return on assets                     (33,603)    (30,751)   (30,439)
Amortization of transition asset               (1,917)     (2,132)    (2,196)
Amortization of prior service cost                 46         281        299
Recognized net actuarial loss (gain)             (541)        922       (563)
----------------------------------------------------------------------------
Net periodic pension expense
   (income)                                  $ 17,765    $ 16,340   $ (4,728)
                                             ===============================

     The ranges of assumptions indicated below cover defined benefit pension plans in Australia, Germany, the United Kingdom, The Netherlands and the United States. These assumptions are as of each respective fiscal year-end based on the then current economic environment in each host country.

At October 31,                                               2000       1999
----------------------------------------------------------------------------
Discount rates                                           6.0-7.75%  6.0-7.75%
Rates of increase in compensation levels                 3.5-3.75%  3.5-3.75%
Expected long-term rates of return on assets             5.0-9.50%  5.0-9.50%
----------------------------------------------------------------------------

     The following table sets forth the change in benefit obligation, plan assets and funded status of the company's defined benefit pension plans for continuing operations:

At October 31,                                               2000       1999
----------------------------------------------------------------------------
(in thousands)
Change in pension benefit obligation
   Benefit obligation at beginning of year               $307,891   $302,839
   Service cost                                            35,168     31,919
   Interest cost                                           18,612     16,101
   Employee contributions                                   1,441      1,626
   Currency translation                                   (46,482)   (19,068)
   Actuarial (gain) loss                                   23,992     (3,232)
   Benefits paid                                          (24,830)   (22,294)
----------------------------------------------------------------------------
Benefit obligation at end of year                        $315,792   $307,891
                                                         ===================

Change in plan assets
   Fair value at beginning of year                       $417,587   $380,883
   Actual return on plan assets                            35,265     72,829
   Company contributions                                    7,152      5,642
   Employee contributions                                   1,441      1,626
   Currency translation                                   (54,780)   (17,154)
   Benefits paid                                          (24,830)   (22,294)
   Plan amendments                                             --     (3,945)
----------------------------------------------------------------------------
Fair value at end of year                                $381,835   $417,587
                                                         ===================

At October 31,                                               2000       1999
----------------------------------------------------------------------------
(in thousands)
Funded status                                             $66,043   $109,696
Unrecognized net actuarial (gain) loss                      4,822    (17,544)
Unrecognized prior service cost                              (183)      (401)
Unrecognized net asset                                     (4,802)    (8,002)
----------------------------------------------------------------------------
Pension assets                                            $65,880    $83,749
                                                          ==================

     Amounts shown above at October 31, 2000 and 1999 exclude the projected benefit obligation of approximately $236.1 million and $224.6 million, respectively, and associated plan assets of $347.0 million and $322.0 million, respectively, relating to discontinued operations (including the Massey Coal segment).

     In addition to the company's defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. Service costs are accrued currently. The accumulated postretirement benefit obligation at October 31, 2000 and 1999 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 12 percent in 2001 down to 5 percent in 2005 and beyond. The effect of a one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately $1.3 million and $0.1 million, respectively. The effect of a one percent annual decrease in these assumed cost trend rates would decrease the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately $1.2 million and $0.1 million, respectively.

     Net periodic postretirement benefit cost for continuing operations includes the following components:

Year ended October 31,                           2000        1999       1998
----------------------------------------------------------------------------
(in thousands)
Service cost                                  $    --     $    --    $    --
Interest cost                                   1,865       1,632      1,765
Expected return on assets                          --          --         --
Amortization of prior service cost                 --          --         --
Recognized net actuarial gain                    (329)       (458)      (595)
----------------------------------------------------------------------------
Net periodic postretirement benefit cost      $ 1,536     $ 1,174    $ 1,170
                                              ==============================

     The following table sets forth the change in benefit obligation of the company's postretirement benefit plans for continuing operations:

FLUOR CORPORATION 2000 ANNUAL REPORT


At October 31,                                               2000          1999
-------------------------------------------------------------------------------
(in thousands)
Change in postretirement benefit obligation
  Benefit obligation at beginning of year                $ 25,658      $ 25,554
  Service cost                                                 --            --
  Interest cost                                             1,865         1,632
  Employee contributions                                      309           270
  Actuarial loss                                            4,974         1,212
  Benefits paid                                            (3,490)       (3,010)
-------------------------------------------------------------------------------
Benefit obligation at end of year                        $ 29,316      $ 25,658
                                                         ======================
Funded status                                            $(29,316)     $(25,658)
Unrecognized net actuarial gain                               (51)       (5,354)
-------------------------------------------------------------------------------
Accrued postretirement benefit obligation                $(29,367)     $(31,012)
                                                         ======================

     The discount rate used in determining the postretirement benefit obligation was 7.75 percent at both October 31, 2000 and 1999.

     Amounts shown above at October 31, 2000 and 1999 exclude the accrued benefit obligation of approximately $68.6 million and $62.7 million, respectively, relating to discontinued operations.

     The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.


Fair Value of Financial Instruments

The estimated fair value of the company's financial instruments are as follows:

                                                                2000                        1999
                                                       Carrying        Fair         Carrying        Fair
Year ended October 31,                                  Amount         Value         Amount         Value
-----------------------------------------------------------------------------------------------------------
(in thousands)
Assets:
Cash and cash equivalents                              $ 69,426       $ 69,426      $209,614       $209,614
Notes receivable including noncurrent portion            30,739         39,494        47,444         54,387
Long-term investments                                    57,481         64,809        60,609         72,667
Liabilities:
Commercial paper, loan notes and notes payable          253,512        253,512       247,911        247,911
Long-term debt including current portion                 17,573         16,504       317,555        312,580
Other noncurrent financial liabilities                   11,921         11,921         9,789          9,789
Off-balance sheet financial instruments:
Forward contract to purchase common stock                    --        (35,792)           --        (21,170)
Foreign currency contract obligations                        --           (363)           --         (1,311)
Letters of credit                                            --            973            --            546
Lines of credit                                              --            705            --            965

     Fair values were determined as follows:

     The carrying amounts of cash and cash equivalents, short-term notes receivable, commercial paper, loan notes and notes payable approximate fair value because of the short-term maturity of these instruments.

     Long-term investments are based on quoted market prices for these or similar instruments. Long-term notes receivable are estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

     The fair value of long-term debt, including current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the company for debt of the same maturities.

     Other noncurrent financial liabilities consist primarily of deferred payments, for which cost approximates fair value.

     Forward contract to purchase common stock is based on the estimated cost to terminate or settle the obligation.

     Foreign currency contract obligations are estimated by obtaining quotes from brokers.

     Letters of credit and lines of credit amounts are based on fees currently charged for similar agreements or on the estimated cost to terminate or settle the obligations.

Financing Arrangements

The company has unsecured committed revolving short- and long-term lines of credit with banks from which it may borrow for general corporate purposes up to a maximum of $690 million. Commitment and facility fees are paid on these lines. In connection with the spin-off transaction, committed lines of credit were reduced to $490 million, effective November 30, 2000. In addition, the company has $630 million in short-term uncommitted lines of credit to support letters of credit and foreign currency contracts. Borrowings under both committed and uncommitted lines of credit bear interest at prime or rates based on the London Interbank Offered Rate ("LIBOR"), domestic certificates of deposit or other rates which are mutually acceptable to the banks and the company. At October 31, 2000, amounts outstanding under the committed lines of credit were $29 million. As of that date, $218 million of the short-term uncommitted lines of credit were used to support undrawn letters of credit and foreign currency contracts issued in the ordinary course of business.

     Short-term debt comprises:

At October 31,                                                 2000        1999
-------------------------------------------------------------------------------
(in thousands)
Note payable to affiliate                                  $164,812    $113,379
Commercial paper                                             59,442     113,746
Bank borrowings                                              28,517      15,500
Trade notes payable                                             741       5,286
-------------------------------------------------------------------------------
                                                           $253,512    $247,911
                                                           ========    ========

FLUOR CORPORATION 2000 ANNUAL REPORT

     The company's commercial paper was issued at a discount with a weighted-average effective interest rate of 6.7 percent at October 31, 2000 and 5.9 percent at October 31, 1999. The note payable to an affiliate is due on demand and bears interest at the rate of 6.1 percent as of October 31, 2000 and 5.41 percent as of October 31, 1999.

     Long-term debt comprises:

At October 31,                                                2000       1999
-----------------------------------------------------------------------------
(in thousands)
6.95% Senior Notes due March 1, 2007                       $    --   $300,000
5.625% municipal bonds                                      17,573     17,555
-----------------------------------------------------------------------------
                                                            17,573    317,555
Less: Current portion                                           --         --
-----------------------------------------------------------------------------
Long-term debt due after one year                          $17,573   $317,555
                                                           ==================

     In March 1997, the company issued $300 million of 6.95% Senior Notes (the Notes) due March 1, 2007 with interest payable semiannually on March 1 and September 1 of each year, commencing September 1, 1997. The Notes were sold at a discount for an aggregate price of $296.7 million. In connection with the spin-off, the Notes became an obligation of Massey and accordingly have been included in net assets of discontinued operations.

     The municipal bonds are due June 1, 2019 with interest payable semiannually on June 1 and December 1 of each year, commencing December 1, 1999. The bonds are redeemable, in whole or in part, at the option of the company at a redemption price ranging from 100 percent to 102 percent of the principal amount of the bonds on or after June 1, 2009. In addition, the bonds are subject to other redemption clauses, at the option of the holder, should certain events occur, as defined in the offering prospectus.

Other Noncurrent Liabilities

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various deductible amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $63 million and $61 million at October 31, 2000 and 1999, respectively, relating to these liabilities.

Stock Plans

The company's executive stock plans, approved by the shareholders, provide for grants of nonqualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARS"). All executive stock plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the plans. Option grant prices are determined by the Committee and are established at the fair value of the company's common stock at the date of grant. Options and SARS normally extend for 10 years and become exercisable over a vesting period determined by the Committee, which can include accelerated vesting for achievement of performance or stock price objectives. During 2000, the company issued 1,581,790 nonqualified stock options and 58,880 SARS that vest 100 percent at the end of four years, with accelerated vesting based upon the price of the company's stock, and also issued 52,660 stock options with annual vesting of 25%. During 1999, the company issued 1,021,810 nonqualified stock options and 122,900 SARS that vest over four years and 58,000 nonqualified stock options, with 25 percent vesting upon issuance and the remaining awards vesting in installments of 25 percent per year commencing one year from the date of grant.

     Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions have lapsed or performance objectives have been attained as established by the Committee. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock issued under the plans totaled 351,630 shares, 197,257 shares and 4,500 shares in 2000, 1999 and 1998, respectively.

     As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the company has elected to continue following the guidance of APB Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Recorded compensation cost for these plans totaled $3 million and $8 million in 2000 and 1999, respectively. During 1998, the company recognized a net credit of $9 million for performance-based stock plans. This amount includes $10 million of expenses accrued in prior years which were reversed in 1998 as a result of not achieving prescribed performance targets. Under APB Opinion No. 25, no compensation cost is recognized for the option plans where vesting provisions are based only on the passage of time. Had the company recorded compensation expense using the accounting method recommended by SFAS No. 123, net earnings and diluted earnings per share would have been reduced to the pro forma amounts as follows:

FLUOR CORPORATION 2000 ANNUAL REPORT

Year ended October 31,                         2000        1999       1998
--------------------------------------------------------------------------
(in thousands, except per share amounts)
Net earnings
   As reported                             $123,949    $104,187   $235,344
   Pro forma                                115,098      95,297    218,958
Diluted net earnings per share
   As reported                             $   1.62    $   1.37   $   2.97
   Pro forma                                   1.51        1.26       2.77
==========================================================================

     The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for new grants:

                                               2000        1999       1998
--------------------------------------------------------------------------
Expected option lives (years)                     6           6          5
Risk-free interest rates                       6.03%       4.51%      5.83%
Expected dividend yield                        1.74%       1.38%      1.19%
Expected volatility                           39.81%      33.76%     29.85%
--------------------------------------------------------------------------

     The weighted-average fair value of options granted during 2000, 1999 and 1998 was $18, $15 and $12, respectively.

     The following table summarizes stock option activity:

                                                 Weighted Average
                                       Stock       Exercise Price
                                     Options            Per Share
--------------------------------------------------------------------------
Outstanding at October 31, 1997    3,921,303                 $51
--------------------------------------------------------------------------
Granted                            1,898,420                  36
Expired or canceled                 (844,664)                 47
Exercised                           (267,602)                 37
--------------------------------------------------------------------------
Outstanding at October 31, 1998    4,707,457                  47
--------------------------------------------------------------------------
Granted                            1,079,810                  43
Expired or canceled                 (256,145)                 47
Exercised                           (303,736)                 35
--------------------------------------------------------------------------
Outstanding at October 31, 1999    5,227,386                  47
--------------------------------------------------------------------------
Granted                            1,634,450                  44
Expired or canceled                 (617,624)                 47
Exercised                           (147,751)                 39
--------------------------------------------------------------------------
Outstanding at October 31, 2000    6,096,461                 $46
                                   =======================================

Exercisable at:
October 31, 2000                   3,352,234
October 31, 1999                   3,407,398
October 31, 1998                   3,210,580

     At October 31, 2000, there are 3,269,199 shares available for future grant. Available for grant includes shares which may be granted as either stock options or restricted stock, as determined by the Committee under the company's various stock plans.

     At October 31, 2000, there are 6,096,461 options outstanding with exercise prices between $30 and $68, with a weighted-average exercise price of $46 and a weighted-average remaining contractual life of 5.8 years; 3,352,234 of these options are exercisable with a weighted-average exercise price of $49. Of the options outstanding, 4,533,611 have exercise prices between $30 and $45, with a weighted-average exercise price of $42 and a weighted-average remaining contractual life of 5.9 years; 1,873,871 of these options are exercisable with a weighted-average exercise price of $41. The remaining 1,562,850 outstanding options have exercise prices between $46 and $68, with a weighted-average exercise price of $59 and a weighted-average remaining contractual life of 5.7 years; 1,478,363 of these options are exercisable with a weighted-average exercise price of $60.

     In connection with the separation of Massey from Fluor, all outstanding options will be adjusted to preserve the value of such options on the date of the distribution, including the conversion of options held by Massey employees to options for shares of Massey.

Lease Obligations

Net rental expense for continuing operations amounted to approximately $80 million, $77 million and $84 million in 2000, 1999 and 1998, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property.

     During 1998, the company entered into a $100 million operating lease facility to fund the construction cost of its corporate headquarters and engineering center. The facility expires in 2004. Lease payments are calculated based on LIBOR plus approximately 0.35 percent. The lease contains an option to purchase these properties during the term of the lease and contains a residual value guarantee of $82 million. In addition, during 1999 the company entered into a similar transaction to fund construction of its Calgary office. The total commitment under this transaction is approximately $25 million.

     The company's obligations for minimum rentals under noncancelable leases are as follows:

Year ended October 31,
--------------------------------------------------------------------------------
(in thousands)
2001                                                 $29,837
2002                                                  27,451
2003                                                  22,994
2004                                                  14,999
2005                                                   7,556
Thereafter                                            35,912
--------------------------------------------------------------------------------

FLUOR CORPORATION 2000 ANNUAL REPORT

Contingencies and Commitments

The company and certain of its subsidiaries are involved in litigation in the ordinary course of business. The company and certain of its subsidiaries are contingently liable for commitments and performance guarantees arising in the ordinary course of business. Claims arising from engineering and construction contracts have been made against the company by clients, and the company has made certain claims against clients for costs incurred in excess of the current contract provisions. The company does not expect that the foregoing matters will have a material adverse effect on its consolidated financial position or results of operations.

     Disputes have arisen between a Fluor Daniel subsidiary and its client, Anaconda Nickel, which primarily relate to the process design of the Murrin Murrin Nickel Cobalt project located in Western Australia. Both parties have initiated the dispute resolution process under the contract. Results for the year ended October 31, 1999 for the Fluor Daniel segment include a provision totaling $84 million for the alleged process design problems. If and to the extent that these problems are ultimately determined to be the responsibility of the company, the company anticipates recovering a substantial portion of this amount from available insurance and, accordingly, has also recorded $64 million in expected insurance recoveries. The company vigorously disputes and denies Anaconda's allegations of inadequate process design.

     Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of October 31, 2000, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling approximately $26 million.

     In connection with its 1997/1998 share repurchase program, the company entered into a forward purchase contract for 1,850,000 shares of its common stock at a price of $49 per share. The contract was settled for cash of $101.2 million ($54.72 per share) on November 30, 2000. As of October 31, 2000, the contract settlement cost per share exceeded the current market price per share by $19.35.

     The company's operations are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental costs where such obligations are either known or considered probable, and can be reasonably estimated.

     The company believes, based upon present information available to it, that its reserves with respect to future environmental costs are adequate and such future costs will not have a material effect on the company's consolidated financial position, results of operations or liquidity. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among potentially responsible parties, or a determination that the company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional expenditures, or the provision of additional reserves in expectation of such expenditures.

     In connection with the Massey spin-off, Massey will retain all contingent liabilities related to its business, including environmental matters.

Operations by Business Segment and Geographical Area

The company provides services on a global basis in the fields of engineering, procurement, construction, maintenance, operations, project management and business services. These services are grouped into three operating segments:
Fluor Daniel, Fluor Global Services and Fluor Signature Services. The Massey Coal business is now a separate public company as a result of the recent spin-off and is reported as discontinued operations in the Consolidated Statement of Earnings.

     Fluor Daniel consists of four business units: Energy & Chemicals; Manufacturing & Life Sciences; Mining; and Infrastructure. These units provide design, engineering, procurement and construction services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources and energy clients. The types of services provided by Fluor Daniel include: feasibility studies, conceptual design, detail engineering, procurement, project and construction management and construction.

FLUOR CORPORATION 2000 ANNUAL REPORT

     Fluor Global Services consists of five business units: American Equipment Company; TRS Staffing Solutions; Fluor Federal Services; Telecommunications; and Operations & Maintenance. These units provide a variety of services to clients in a wide range of industries. The types of services provided by Fluor Global Services include: equipment sales, leasing, services and outsourcing for construction and industrial needs; temporary technical and non-technical staffing specializing in technical, professional and administrative personnel; services to the United States government; repair, renovation, replacement, predictive and preventative services to commercial and industrial facilities; and productivity consulting services and maintenance management to the manufacturing and process industries.

     Fluor Signature Services is a single business unit established primarily to provide traditional business services and business infrastructure support to the company. Ultimately, such services may be marketed to external customers. Although operations for this segment did not start until November 1, 1999, historical total asset data has been presented for information purposes only.

     The reportable segments follow the same accounting policies as those described in the summary of major accounting policies. Management evaluates a segment's performance based upon operating profit and operating return on assets. Intersegment revenues are insignificant. The company incurs costs and expenses and holds certain assets at the corporate level which relate to its business as a whole. Certain of these amounts have been charged to the company's business segments by various methods, largely on the basis of usage.

     Engineering services for international projects are often performed within the United States or a country other than where the project is located. Revenues associated with these services have been classified within the geographic area where the work was performed.

Operating Information by Segment

                                                                         Fluor      Fluor      Subtotal
                                                             Fluor      Global  Signature    Continuing      Massey
                                                            Daniel    Services   Services    Operations        Coal        Total
--------------------------------------------------------------------------------------------------------------------------------
(in millions)
2000
External revenues                                          $ 6,998     $ 2,953      $  19       $ 9,970     $ 1,086      $11,056
Depreciation, depletion and amortization                         3          99         39           141         171          312
Operating profit before special provision                      128          77          1           206         105          311
Total assets (net assets for Massey Coal)                      956         971        448         2,375         866        3,241
Capital expenditures                                       $     -     $   166      $  51       $   217     $   211      $   428*

1999
External revenues                                          $ 8,403     $ 2,931          -       $11,334     $ 1,083      $12,417
Depreciation, depletion and amortization                        61          90          -           151         167          318
Operating profit before special provision                      160          92          -           252         147          399
Total assets                                                 1,017       1,041      $ 454         2,512       1,956        4,468
Capital expenditures                                       $    25     $   226          -       $   251     $   227      $   478*

1998
External revenues                                          $ 9,736     $ 2,641          -       $12,377     $ 1,127      $13,504
Depreciation, depletion and amortization                        67          72          -           139         150          289
Operating profit                                               161          81          -           242         173          415
Total assets                                                 1,270         968      $ 465         2,703       1,801        4,504
Capital expenditures                                       $    91     $   214          -       $   305     $   296      $   601*
--------------------------------------------------------------------------------------------------------------------------------

*Does not include Knowledge@Work expenditures of $68 million in 2000, $26 million in 1999 and none in 1998.

FLUOR CORPORATION 2000 ANNUAL REPORT


Reconciliation of Segment Information to Consolidated Amounts

                                                                                      2000       1999        1998
-----------------------------------------------------------------------------------------------------------------
(in millions)

Continuing Operations
Total segment operating profit before special provision                             $  206     $  252      $  242
Special provision                                                                       18       (117)         --
Corporate administrative and general expense                                           (65)       (55)        (23)
Interest (expense) income, net                                                         (15)        (2)          6
Other items, net                                                                        (2)        (1)         (2)
-----------------------------------------------------------------------------------------------------------------
        Earnings from continuing operations before taxes                            $  142     $   77      $  223
                                                                                    =============================

Discontinued Operations
Total segment operating profit before special provision                             $  105     $  147      $  173
Interest expense, net                                                                  (28)       (30)        (30)
Other items, net                                                                        (8)        (8)         (3)
-----------------------------------------------------------------------------------------------------------------
        Earnings from discontinued operations before taxes                          $   69     $  109      $  140
                                                                                    =============================
Total Assets
Total assets for reportable segments                                                $3,241     $4,468      $4,504
Cash, cash equivalents and marketable securities                                        69        210         341
Other items, net                                                                       343        208         174
-----------------------------------------------------------------------------------------------------------------
        Total assets                                                                $3,653     $4,886      $5,019
                                                                                    =============================

Enterprise-Wide Disclosures
                                                               Revenues from
                                                           Continuing Operations               Total Assets
                                                        2000       1999       1998       2000      1999      1998
-----------------------------------------------------------------------------------------------------------------
(in millions)

United States*                                        $6,347    $ 6,643    $ 7,196     $1,984    $3,995    $4,082
Canada                                                 1,421        855        315        151       141        97
Asia Pacific (includes Australia)                        832      1,575      1,435        215       265       252
Europe                                                   714      1,210      1,196        160       196       255
Central and South America                                505        808      1,242        207       221       256
Middle East and Africa                                   151        243        993         70        68        77
Net assets of discontinued operations                     --         --         --        866        --        --
-----------------------------------------------------------------------------------------------------------------
                                                      $9,970    $11,334    $12,377     $3,653    $4,886    $5,019
                                                      ===========================================================

*Includes export revenues to unaffiliated customers of $0.4 billion in 2000, $1.4 billion in 1999 and $1.3 billion in 1998.

FLUOR CORPORATION 2000 ANNUAL REPORT

Management's and Independent Auditors' Reports

Management

The company is responsible for preparation of the accompanying consolidated balance sheet and the related consolidated statements of earnings, cash flows and shareholders' equity. These statements have been prepared in conformity with generally accepted accounting principles and management believes that they present fairly the company's consolidated financial position and results of operations. The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year end, is the responsibility of management. To fulfill this responsibility, an internal control structure designed to protect the company's assets and properly record transactions and events as they occur has been developed, placed in operation and maintained. The internal control structure is supported by an extensive program of internal audits and is tested and evaluated by the independent auditors in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit Committee of Directors who are not employees. The internal auditors and the independent auditors have full and free access to the Committee. Periodically, the Committee meets with the independent auditors without management present to discuss the results of their audits, the adequacy of the internal control structure and the quality of financial reporting.

/s/ Philip J. Carroll Jr               /s/ Ralph F. Hake

Philip J. Carroll, Jr.                 Ralph F. Hake
Chairman of the Board and              Executive Vice President
Chief Executive Officer                Chief Financial Officer


Report of Independent Auditors

Board of Directors and Shareholders Fluor Corporation

We have audited the accompanying consolidated balance sheet of Fluor Corporation as of October 31, 2000 and 1999, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended October 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at October 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

Orange County, California
November 30, 2000

FLUOR CORPORATION 2000 ANNUAL REPORT

Quarterly Financial Data


The following is a summary of the quarterly results of operations:

                                                           First Quarter   Second Quarter/(2)/ Third Quarter   Fourth Quarter/(2)/
----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)/(1)/
2000
Revenues                                                    $  2,738,387       $   2,295,662     $   2,627,544     $   2,308,561
Cost of revenues                                               2,667,345           2,246,054         2,592,694         2,259,714
Special provision                                                     --             (17,919)               --                --
Earnings from continuing operations before taxes                  52,641              53,187            12,494            23,899
Earnings from continuing operations                               37,071              36,726             9,168            16,881
Net earnings (loss)                                               52,252              51,042            33,338           (12,683)
Basic earnings (loss) per share
   Continuing operations                                            0.49                0.49              0.12              0.22
   Net earnings (loss)                                              0.69                0.68              0.44             (0.17)
Diluted earnings (loss) per share
   Continuing operations                                            0.49                0.48              0.12              0.22
   Net earnings (loss)                                      $       0.69       $        0.66     $        0.44     $       (0.17)
                                                            ====================================================================

1999
Revenues                                                    $  3,109,434       $   2,837,953     $   2,803,174     $   2,583,794
Cost of revenues                                               3,053,054           2,778,857         2,733,186         2,517,944
Special provision                                                     --             136,500                --           (19,300)
Earnings (loss) from continuing operations before taxes           46,055             (87,899)           49,860            68,565
Earnings (loss) from continuing operations                        29,996             (89,727)           33,521            52,893
Net earnings (loss)                                               51,081             (72,895)           50,152            75,849
Basic earnings (loss) per share
   Continuing operations                                            0.40               (1.19)             0.45              0.70
   Net earnings (loss)                                              0.68               (0.97)             0.67              1.00
Diluted earnings (loss) per share
   Continuing operations                                            0.40               (1.19)             0.44              0.70
   Net earnings (loss)                                      $       0.68       $       (0.97)    $        0.66     $        1.00
                                                            ====================================================================

/(1)/ All periods have been restated to present the Massey Coal business as a discontinued operation.
/(2)/ In March 1999, Fluor announced a new strategic direction, including a reorganization of the operating units and administrative functions of its engineering and construction segment. In connection with this reorganization, Fluor recorded a pre-tax charge of $136.5 million to cover direct and other reorganization related costs. In October 1999 and April 2000, Fluor reversed into earnings $19.3 million and $17.9 million, respectively, due to changes in its reorganization plans.

Shareholders' Reference


Common Stock Information

At December 31, 2000, there were 74,609,050 shares outstanding and approximately 11,725 shareholders of record of Fluor's common stock.

     The following table sets forth for the periods indicated the cash dividends paid per share of common stock and the high and low sales prices of such common stock as reported in the Consolidated Transactions Reporting System.

Common Stock and Dividend Information


                    Dividends        Price Range
                    Per Share      High        Low
----------------------------------------------------
Fiscal 2000
First Quarter          $0.25     48 1/2     37 1/4
Second Quarter          0.25     39 15/16   24 3/16
Third Quarter           0.25     36 9/16    29 11/16
Fourth Quarter          0.25     35         29
                       =====
                       $1.00

Fiscal 1999
First Quarter          $0.20     45 1/16    37 11/16
Second Quarter         $0.20     37 7/16    26 1/4
Third Quarter          $0.20     42 7/8     35 1/4
Fourth Quarter         $0.20     42 5/16    37 1/2
                       =====
                       $0.80
----------------------------------------------------

Form 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request.

Write to:
Senior Vice President-Law
Fluor Corporation
One Enterprise Drive
Aliso Viejo, California 92656
(949)349-2000

Registrar and Transfer Agent

Mellon Investor Services LLC
4000 South Hope Street
Fourth Floor
Los Angeles, California 90071

and

Mellon Investors Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660

For changes of address, lost dividends, or lost stock certificates, write or telephone:

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
Attn: Securityholder Relations
(877) 870-2366

Request may also be submitted via e-mail by visiting their web site at www.chasemellon.com

Independent Auditors

Ernst & Young LLP
18111 Von Karman Avenue
Irvine, California 92612

Annual Shareholders' Meeting

Annual report and proxy statement are mailed about February 1. Fluor's annual meeting of shareholders will be held at 9.00 a.m. on March 14, 2001 at the Fluor Daniel Building, One Fluor Daniel Drive, Aliso Viejo, California 92656.

Duplicate Mailings

Shares owned by one person but held in different forms of the same result in duplicate mailing of shareholder information at added expense to the company. Such duplication can be eliminated only at the direction of the shareholder. Please notify Mellon Investor Services in order to eliminate duplication.

PAGE 50