Form 10-K, Exhibit 13
period 2002-12-31
FLUOR CORP
filed 2003-03-31
CIK 1124198

FLUOR CORPORATION 2002 ANNUAL REPORT

Exhibit 13

SELECTED FINANCIAL DATA

	Year Ended					Two Months Ended
	December 31,		Year Ended October 31,			December 31,

	2002	2001	2000	1999	1998	2000

(in millions, except per share amounts)
CONSOLIDATED OPERATING RESULTS
Revenues	$9,959.0	$8,972.2	$9,422.9	$10,752.3	$11,857.8	$1,782.0
Earnings (loss) from continuing operations before taxes	260.5	185.3	164.3	88.7	193.8	(7.2)
Earnings (loss) from continuing operations	170.0	127.8	116.3	38.2	117.9	(4.1)
Earnings (loss) from discontinued operations	(6.4)	(108.4)	7.7	66.0	117.4	0.1
Net earnings (loss)	163.6	19.4	124.0	104.2	235.3	(4.0)
Basic earnings (loss) per share Continuing operations	2.14	1.64	1.55	0.51	1.50	(0.05)
Discontinued operations	(0.08)	(1.39)	0.10	0.87	1.49	—

Net earnings (loss)	2.06	0.25	1.65	1.38	2.99	(0.05)
Diluted earnings (loss) per share
Continuing operations	2.13	1.61	1.52	0.50	1.49	(0.05)
Discontinued operations	(0.08)	(1.36)	0.10	0.87	1.48	—

Net earnings (loss)	2.05	0.25	1.62	1.37	2.97	(0.05)
Return on average shareholders’ equity	19.4%	2.6%	7.7%	6.8%	14.5%	3.8%
Cash dividends per common share	0.64	0.64	1.00	0.80	0.80	—
CONSOLIDATED FINANCIAL POSITION
Current assets	1,941.5	1,851.3	1,318.3	1,391.1	1,841.2	1,230.7
Current liabilities	1,756.2	1,862.7	1,570.3	1,834.2	2,156.8	1,604.1

Working capital	185.3	(11.4)	(252.0)	(443.1)	(315.6)	(373.4)
Property, plant and equipment, net	467.0	508.1	570.8	514.7	513.0	573.0
Total assets	3,142.2	3,142.5	4,958.4	4,886.1	5,019.2	2,700.6
Capitalization
Short-term debt*	—	38.4	88.7	20.7	200.2	227.6
Long-term debt	17.6	17.6	17.6	17.5	—	17.6
Shareholders’ equity	883.9	789.3	1,609.2	1,581.4	1,525.6	633.1

Total capitalization	901.5	845.3	1,715.5	1,619.7	1,725.8	878.3
Total debt as a percent of total capitalization	2.0%	6.6%	6.2%	2.4%	11.6%	27.9%
Shareholders’ equity per common share	11.02	9.85	21.25	20.80	20.19	8.49
Common shares outstanding at period end	80.2	80.1	75.7	76.0	75.6	74.6
OTHER DATA
New awards	$8,596.8	$10,766.6	$9,644.2	$6,789.4	$9,991.9	$1,037.1
Backlog at year end	9,709.1	11,505.5	10,012.2	9,142.0	12,645.3	9,766.7
Capital expenditures-continuing operations	63.0	148.4	156.2	140.6	176.1	29.8
Cash provided by (used in) operating activities	$206.9	$614.7	$186.1	$572.6	$697.8	$(67.6)

*Includes commercial paper, loan notes, miscellaneous trade notes payable and the current portion of long-term debt.

     In September 2001, the company adopted a plan to dispose certain non-core construction equipment and temporary staffing businesses. The assets and liabilities (including debt) and results of operations of Massey and the non-core businesses for all periods presented have been reclassified and are presented as discontinued operations. In addition, the company changed to a calendar-year basis of reporting financial results in connection with the spin-off.

     See Management’s Discussion and Analysis on pages 23 to 34 and Notes to Consolidated Financial Statements on pages 39 to 55 for information relating to significant items affecting the results of operations.

FINANCIAL TABLE OF CONTENTS

23	Management’s Discussion and Analysis
35	Consolidated Financial Statements
39	Notes to Consolidated Financial Statements
54	Operating Information by Segment
56	Management’s and Independent Auditors’ Reports
57	Quarterly Financial Data
58	Officers
59	Board of Directors
60	Shareholders’ Reference

FLUOR CORPORATION 2002 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes. For purposes of reviewing this document, “operating profit” is calculated as revenues less cost of revenues excluding: special provision; corporate administrative and general expense; interest expense; interest income; domestic and foreign income taxes; other non-operating income and expense items; and earnings or loss from discontinued operations.

     The company changed to a calendar-year basis of reporting financial results effective January 1, 2001. For comparative purposes, the reported audited consolidated results of operations and cash flows for the 2000 annual period is for the twelve months ended October 31. As a requirement of the change in fiscal year, the company is reporting audited consolidated results of operations and cash flows for a transition period for the two months ended December 31, 2000.

     On November 30, 2000, a spin-off distribution to shareholders was effected which separated Fluor Corporation (“Fluor”) into two publicly traded companies - a “new” Fluor (“new Fluor” or the “company”) and Massey Energy Company (“Massey”). The spin-off was accomplished through the distribution of 100% of the common stock of new Fluor to shareholders of existing Fluor. As a result, each existing Fluor shareholder received one share of new Fluor common stock for each share of existing Fluor common stock. Existing Fluor shares were changed to Massey Energy Company shares. The company received a ruling from the Internal Revenue Service that the spin-off would be tax-free to its shareholders. Commencing December 1, 2000 the financial statements of the company no longer include Massey. Because of the relative significance of the company’s operations to Fluor, the company was treated as the “accounting successor” for financial reporting purposes. Accordingly, Massey’s results of operations for all periods prior to the spin-off have been reclassified and are presented as discontinued operations. See further discussion of Massey’s results of operations below under Discontinued Operations.

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). Under SFAS 144, a component of a business that is held for sale is reported in discontinued operations if (i) the operations and cash flows will be, or have been, eliminated from the ongoing operations of the company and, (ii) the company will not have any significant continuing involvement in such operations. In the quarter ended September 30, 2001, the company adopted the provisions of SFAS 144 effective January 1, 2001.

     In September 2001, the Board of Directors approved a plan to dispose of certain non-core operations of the company’s construction equipment and temporary staffing businesses. An active program to consummate such disposal was initiated and is complete except for the disposition of one remaining operation in the construction equipment business. Management’s plan calls for this operation to be disposed of by sale and a transaction is expected to be completed in the first half of 2003. The operating results for discontinued operations are discussed later in this Management’s Discussion and Analysis.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No.141, “Business Combinations” and No.142, “Goodwill and Other Intangible Assets”. These statements were effective for the company’s calendar year 2002. Under the new rules, goodwill is no longer amortized, but is subject to annual impairment tests. During 2002, the company completed its transitional and annual goodwill impairment tests as of the first and fourth quarters, respectively, and has determined that none of the goodwill is impaired. Application of the non-amortization provisions resulted in an increase in earnings from continuing operations of $3.4 million ($0.04 per diluted share) in 2002 compared with 2001.

     In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Application of this statement is not expected to have a significant effect on the company’s consolidated results of operations or financial position.

     In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"(FASI 45). FASI 45 expands on the accounting and disclosure requirements under existing accounting standards. It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation. Disclosures required by the Interpretation are provided below in the Financial Position and Liquidity section of this Management’s Discussion and Analysis and in the footnotes to the accompanying financial statements. The accounting requirements of the Interpretation are applicable to transactions entered into beginning January 1, 2003.

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities"(FASI 46). FASI 46 provides guidance on the factors to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity is an entity used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not

FLUOR CORPORATION 2002 ANNUAL REPORT

provide sufficient financial resources for the entity to support its activities. FASI 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity.

     Certain engineering office facilities are leased through lease arrangements involving variable interest entities. These leases have been accounted for by the company in accordance with lease accounting principles applicable to operating leases as prescribed by Statement of Financial Accounting Standards No. 13, “Accounting for Leases”. These leasing arrangements have been disclosed in the footnotes to the company’s financial statements since their inception and such disclosures have included the company’s lease commitment and residual value obligations. In addition, these obligations have been fully considered in all periodic evaluations of the company’s credit rating and debt capacity by recognized rating agencies. Beginning in 2003, the company will consolidate these entities in its financial statements as now prescribed by FASI 46. The effect of this consolidation will result in an increase of approximately $123 million in reported long-term debt. None of the terms of the leasing arrangements or the company’s obligations as a lessee will be impacted by this change in accounting. The effect on other balance sheet accounts, including shareholders’ equity and the impact on earnings from depreciation and interest expense that would replace recognition of lease expense is currently being determined. The cumulative impact of the difference in earnings relating to prior years will be reported in the first quarter of 2003 as the cumulative effect of a change in accounting principle. Additional disclosures as required by FASI 46 concerning the company’s variable interests are provided below in the Financial Position and Liquidity section of this Management’s Discussion and Analysis and in the footnotes to the accompanying financial statements. The company may also use variable interest entities from time to time to facilitate financing of various projects. There are no such project-related entities in use at the present time.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

The company’s discussion and analysis of its financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The company’s significant accounting policies are described in footnotes accompanying the consolidated financial statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on information available as of the date of the financial statements, and accordingly, actual results in future periods could differ from these estimates.

     Significant judgments and estimates used in the preparation of the consolidated financial statements apply the following critical accounting policies.

ENGINEERING AND CONSTRUCTION CONTRACTS

     Engineering and construction contract revenues are recognized on the percentage-of-completion method based on contract costs incurred to date compared with total estimated contract costs. This method of revenue recognition requires the company to prepare estimates of costs to complete contracts in progress. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule and the cost of materials, labor costs and productivity, the impact of change orders, liability claims, contract disputes, or achievement of contractual performance standards. Changes in total estimated contract costs and losses, if any, are recognized in the period they are determined.

     The majority of the company’s engineering and construction contracts provide for reimbursement of costs plus a fixed or percentage fee. In the highly competitive markets served by the company, there is an increasing trend for cost-reimbursable contracts with incentive-fee arrangements. As of December 31, 2002, approximately 67 percent of the company’s backlog was cost reimbursement while approximately 33 percent was for guaranteed maximum, fixed or unit price contracts. In certain instances, the company has provided guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees or increases in contract costs can result in unrealized incentive fees or non-recoverable costs, which could exceed revenues realized from the project.

     Claims arising from engineering and construction contracts have been made against the company by clients, and the company has made certain claims against clients for costs. The company recognizes certain significant claims for recovery of incurred costs when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. Unapproved change orders are accounted for in revenue and cost when it is probable that the costs will be recovered through a change in the contract price. In circumstances where recovery is considered probable but the costs cannot be reliably estimated, costs attributable to change orders are deferred pending determination of the impact on contract price.

     Backlog in the engineering and construction industry is a measure of the total dollar value of work to be performed on contracts awarded and in progress. Although backlog reflects business that is considered to be firm, cancellations or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, deferrals and revised project scope and costs, both upward and downward.

FLUOR CORPORATION 2002 ANNUAL REPORT

ENGINEERING AND CONSTRUCTION PARTNERSHIPS AND JOINT VENTURES

     Certain contracts are executed jointly through partnerships and joint ventures with unrelated third parties. The company accounts for its interests in the operations of these ventures on a proportional consolidation basis. Under this method of accounting, the company consolidates its proportional share of venture revenues, costs and operating profits. The most significant application of the proportional consolidation method is in the Power segment. This segment includes Duke/Fluor Daniel and ICA Fluor Daniel.

     The company’s accounting for project specific joint venture or consortium arrangements is closely integrated with the accounting for the underlying engineering and construction project for which the joint venture was established. The company engages in project specific joint venture or consortium arrangements in the ordinary course of business to share risks and/or to secure specialty skills required for project execution. Frequently, these arrangements are characterized by a 50 percent or less ownership or participation interest that requires only a small initial investment. Execution of a project is generally the single business purpose of these joint venture arrangements. When the company is the primary contractor responsible for execution, the project is accounted for as part of normal operations and included in consolidated revenues using appropriate contract accounting principles.

FOREIGN CURRENCY

     The company generally limits its exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. Under certain limited circumstances, such foreign currency payment provisions could be deemed embedded derivatives. As of December 31, 2002 and 2001, the company had no significant foreign currency arrangements that constitute embedded derivatives in any of its contracts. Managing foreign currency risk on projects requires estimates of future cash flows and judgments about the timing and distribution of expenditures of foreign currencies.

     The company generally uses forward exchange contracts to hedge foreign currency transactions where contract provisions do not contain foreign currency provisions or the transaction is for a non-contract-related expenditure. The objective of this activity is to hedge the foreign exchange currency risk due to changes in exchange rates for currencies in which anticipated future cash payments will be made. As of December 31, 2002 and 2001, the company did not have any significant forward exchange contracts. The company does not engage in currency speculation.

     In connection with the Hamaca Crude Upgrader Project located in Jose, Venezuela, the company has incurred foreign currency exposures and related translation losses due to weakness in the Venezuelan bolivar compared with the U.S. dollar. Weakness in the currency has accompanied the impact of the recent national strike. See additional discussion concerning the Hamaca project below under Results of Operations-Energy & Chemicals.

Deferred Taxes Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the company’s financial statements or tax returns. At December 31, 2002 the company had deferred tax assets of $359 million partially offset by a valuation allowance of $62 million and further reduced by deferred tax liabilities of $55 million. The valuation allowance reduces certain deferred tax assets to amounts that are more likely than not to be realized. This allowance primarily relates to the deferred tax assets established for certain project performance reserves, U.S. capital loss carryforwards, and the net operating loss carryforwards of certain U.S. and non-U.S. subsidiaries. The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the company’s effective tax rate on future earnings.

RETIREMENT BENEFITS

     The company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”, as amended (SFAS 87). As permitted by SFAS 87, changes in retirement plan obligations and assets set aside to pay benefits are not recognized as they occur but are recognized over subsequent periods. Assumptions concerning discount rates, long-term rates of return on assets and rates of increase in compensation levels are determined based on the current economic environment in each host country at the end of each respective annual reporting period. The company evaluates the funded status of each of its retirement plans using these current assumptions and determines the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations and other factors. Recent decreases in long-term interest rates have the effect of increasing plan liabilities and if expected returns on plan assets are not achieved, future funding obligations could increase substantially. Assuming no changes in current assumptions, the company expects to fund approximately $30 to $50 million for the calendar year 2003. If the discount rate were reduced by 25 basis points, plan liabilities would increase by approximately $22 million.

FLUOR CORPORATION 2002 ANNUAL REPORT

RESULTS OF OPERATIONS

Revenue increased 11 percent in 2002 compared with 2001 primarily due to increases in the Energy & Chemicals segment. Revenue declined 4.8 percent in 2001 compared with 2000 due to decreases in the Energy & Chemicals and Industrial & Infrastructure segments partially offset by a significant increase in Power revenue. Earnings from continuing operations increased 32 percent to $2.13 per share in 2002 compared with $1.61 per share in 2001. This increase is partially due to a $15.2 million ($0.19 per share) unusual charge for stock price driven compensation plan expense in 2001 due to the increase in stock price following the reverse spin-off of Massey. Excluding the stock price expense, the increase in earnings from continuing operations in 2002 compared with 2001 was 18.9 percent. This increase is primarily due to significantly improved operating profit performance in the Power segment. Following is a comprehensive discussion of segment operating performance, corporate administrative and general expense and other items. Also discussed below is the results of discontinued operations.

     The company is organized into five business segments: Energy & Chemicals, Industrial & Infrastructure, Power, Global Services and Government Services. The Energy & Chemicals segment provides engineering and construction professional services for upstream oil and gas production, refining, petrochemical, and specialty and fine chemicals facilities. The Industrial & Infrastructure segment provides engineering and construction professional services for manufacturing and life sciences facilities, commercial and institutional buildings, mining, telecommunication and transportation projects and other facilities. The Power segment provides professional services to engineer and construct power generation facilities. Services provided by the Power segment are conducted through two joint ventures; Duke/Fluor Daniel, a 50 percent owned partnership with Duke Energy, and ICA Fluor Daniel, a 49 percent owned joint venture with Grupo ICA, a Mexican company. The Global Services segment includes operations and maintenance, construction equipment, temporary staffing and global sourcing and procurement services. The Government Services segment provides project management services to the United States government.

     The results of segment operations as reported herein have been conformed to the organizational alignment discussed above for all periods presented.

ENERGY & CHEMICALS

     Energy & Chemicals had revenues of $3.6 billion for the year ended December 31, 2002 representing an increase of 44 percent over revenue for the year ended December 31, 2001. Revenue for the 2001 period declined 22 per cent compared with the revenue for the year ended October 31, 2000. The increase in revenue during 2002 reflects the increase in work performed on projects in the execution stage compared with revenue primarily from front-end studies and preliminary engineering in the comparable prior period. The revenue decline in 2001 compared with 2000 reflects the lower volume of work performed as a result of the deferral of capital spending in the chemical and petrochemical industry and increased project selectivity. Operating profit margin in the Energy & Chemicals segment declined in 2002 to 3.6 percent compared with 4.3 percent in 2001 due to the impact of projects moving in to full execution from the higher margin front-end studies and preliminary engineering work performed in 2001. The improvement in margin in 2001 compared with 2000 reflects selectivity of projects undertaken and improved project execution.

     The Hamaca Crude Upgrader Project located in Jose, Venezuela is a $1 billion lump sum project of Grupo Alvica (“GA”), a joint venture including Fluor Daniel (80 percent) and Inelectra C.A. (20 percent), to design and build a petroleum upgrader for a consortium of owners called Petrolera Ameriven (“PA”) including Petrolios de Venezuela S.A. (“PDVSA”), ChevronTexaco and ConocoPhillips. The joint venture is continuing to actively pursue two issues that were referred to arbitration in December 2001: one is responsibility for costs arising from the site labor agreement for 2000 called “Acta Convenio” and two, modifications and extra work arising from differing site soil conditions. Arbitration of the fundamental cost differences between the earlier 1998 labor agreement and the 2000 Acta Convenio will be heard in April 2003. The site soil conditions issue (collapsible soils on site) was the subject of hearings in November 2002 on both schedule and cost issues. There are no cross-claims by PA in the arbitration. Recent events in Venezuela are having a significant impact on the progress of the project. In accordance with the contract, the joint venture is entitled to cost and schedule relief for the impact of the recent national strike.

     The client has conditionally accepted responsibility relating to the soil conditions and certain incurred costs have been paid. Substantial additional costs are expected to be incurred as the project progresses and resolution of outstanding issues concerning the total costs to be reimbursed under the soil conditions change order are yet to be determined. The amount of the claim for site soil conditions is $159 million, $28 million of which has been conditionally paid by the client. The company is accounting for the additional costs incurred for the soil conditions matter as additional revenue as payments are received. Incurred costs associated with Acta Convenio and soil conditions are being deferred and will be recognized in revenue when a change order is approved or payment is received. As of December 31, 2002, the company’s share of incurred costs amounting to $44 million has been deferred. If future costs relating to Acta Convenio, soil conditions or the recent national strike are determined to be not fully recoverable, the company could face reduced profits or losses on this project.

     New awards in the Energy & Chemicals segment were $2.0 billion in 2002, a decline of 23 percent over 2001. New awards in

FLUOR CORPORATION 2002 ANNUAL REPORT

2001 were higher by 15 percent compared with 2000. The 2002 decline is primarily due to the temporary suspension of the Tengizchevroil (“TCO”) project, a major oil and gas development program in Kazakhstan due to funding considerations. The company was expecting the TCO project to be awarded in the fourth quarter of 2002 and total approximately $1 billion. As recently announced, TCO has reconfirmed the role of the joint venture in which the company has a 50 percent interest, as the contractor for engineering, procurement and construction management services for the project. The improvement in 2001 new awards compared with 2000 is attributable to increased awards for upstream oil and gas and clean-fuels projects for major oil companies. The large size and uncertain timing of complex, international projects can create variability in the segment’s award pattern; consequently, future award trends are difficult to predict with certainty.

     Backlog for the Energy & Chemicals segment declined to $2.4 billion at December 31, 2002 compared with $3.8 billion and $3.0 billion as of December 31, 2001 and October 31, 2000, respectively. The 2002 decline in backlog primarily is the result of the suspension of the TCO project discussed above. The increase in backlog in 2001 is partially the result of the lower level of work performed during 2001 compared with 2000 due to several projects that were in the early stages of project execution where activity is focused on engineering and project planning.

INDUSTRIAL & INFRASTRUCTURE

     The Industrial & Infrastructure segment had revenues of $2.2 billion for the year ended December 31, 2002 representing an increase of 6 percent from the year ended December 31, 2001. Revenue for the 2001 period declined 27 percent compared with revenue for the year ended October 31, 2000. The increase in revenue in 2002 reflects progress on life science and mining projects awarded in both 2002 and 2001. The decline in revenue in 2001 compared with 2000 reflects the impact of depressed economic conditions in 2001 and the effects of increased project selectivity. Operating profit declined 46 percent in 2002 compared with 2001 primarily due to a charge of $26 million for dispute resolution provisions recognized in the second quarter of 2002.

     The major portion of the dispute resolution provisions relates to an unfavorable arbitration ruling on the Verde Gold project in Chile, a gold ore processing facility completed in 1996. During the second quarter of 2002, the company recognized a loss provision of $20 million representing the arbitration award plus applicable interest, less a $3 million reserve provided in prior years. The company anticipates recovering a portion of the award from available insurance and has recorded $6 million in expected insurance recoveries. The net impact on results of operations was a charge of $14 million.

     The operating profit margin in the Industrial & Infrastructure segment showed an improvement to 4.6 percent in 2001 compared with 4.0 percent in 2000 primarily due to the selectivity of projects undertaken and improved project execution.

     New awards in the Industrial & Infrastructure segment were $3.4 billion in 2002, an increase of 33 percent over 2001. New awards in 2001 declined 21 percent over 2000. The improvement in 2002 is due primarily to higher awards in the mining and transportation markets compared with 2001. The 2001 decline compared with 2000 is primarily attributable to decreased awards for telecommunications and mining projects reflecting over capacity and poor commodity pricing in these industries, respectively, and an overall focus on project selectivity. Backlog for the Industrial & Infrastructure segment improved to $4.1 billion at December 31, 2002 compared with $3.0 billion and $3.3 billion as of December 31, 2001 and October 31, 2000, respectively. The increase in 2002 compared with 2001 reflects the strong increase in new awards particularly in life sciences and transportation. The 2001 backlog decline compared with 2000 reflects the decrease in 2001 new awards, the lower level of work performed during 2001 and the cancellation of a telecommunications project that resulted in the removal of $400 million from backlog.

POWER

     The Power segment had revenues of $2.2 billion for the year ended December 31, 2002, a decrease of 13 percent compared with revenue for the year ended December 31, 2001. Revenue for the 2001 period increased 87 percent over revenue for the year ended October 31, 2000. The decline in revenue in 2002 compared with 2001 reflects the completion of a substantial number of projects in 2002 that were awarded in prior years and a significant decline in new awards in the most recent twelve-month period. The increases in revenue in both 2002 and 2001 compared with 2000 reflect the impact of new power plant awards beginning in 2000 and peaking in 2001 due to the significant increase in demand for power generation.

     Operating profit margin in the Power segment showed a significant improvement in 2002 compared with 2001. Operating profit in 2002 totaled $107 million compared with $74 million in 2001. Early completion of projects and improved execution resulted in operating margin of 4.9 percent in 2002 compared with 3.0 percent in 2001. The results for 2000 were significantly impacted by the provision totaling $60 million on a Duke/Fluor Daniel project located in Dearborn, Michigan. The provision represents the company’s proportional share of the cost overruns on the project that were incurred due to a number of adverse factors, including labor productivity and substantial owner delays and scope of work changes. Operating profit margin was 3.0 percent in 2001 compared with break-even in 2000 primarily due to the Dearborn provision. Projects in the Power segment are primarily bid and awarded on a fixed price basis. This method of contracting exposes the segment to the risk of cost overruns due to factors such as material cost and labor productivity variances or schedule delays.

     New awards in the Power segment were $1.1 billion in 2002 representing a decrease of 70 percent over 2001. New awards in 2001 improved 115 percent over 2000 as there was a surge in new awards in response to steep increases in power demand and

FLUOR CORPORATION 2002 ANNUAL REPORT

power shortages in certain markets. Backlog for the Power segment decreased to $0.8 billion at December 31, 2002 compared with $2.3 billion and $1.4 billion as of December 31, 2001 and October 31, 2000, respectively. Most of the projects awarded in prior years have now been completed or will be completed in 2003. The higher demand for power has been met with the recent completion of a substantial amount of new power generation capacity. Demand for new power generation has declined as growth in the world economy and particularly in the United States has slowed resulting in overcapacity. New award activity for the near term future is expected to be modest as existing capacity is expected to meet anticipated demand.

Global Services

     The Global Services segment had revenues of $961 million for the year ended December 31, 2002, down 6 percent compared with the year ended December 31, 2001. Revenue for the 2001 period was lower by 15 percent compared with revenue for the year ended October 31, 2000. The revenue decline in 2002 and 2001 primarily reflects the impact of increased selectivity to improve margins and depressed economic conditions resulting in lower operations and maintenance activity in the manufacturing sector. Operating profit margin in the Global Services segment substantially improved to 9.7 percent compared with 4.9 percent and 5.3 percent in 2001 and 2000, respectively. The improvement in 2002 compared with 2001 and 2000 is primarily attributable to the procurement services business which incurred substantial amounts of development and start-up expenses in the prior two periods.

     New awards in the Global Services segment for operations and maintenance projects were $1.0 billion in 2002, a decline of 17 percent over 2001. The decline in 2002 is primarily attributable to increased selectivity and the depressed economic conditions in the manufacturing sector as mentioned above. Backlog for the Global Services segment was $1.6 billion at December 31, 2002 compared with $1.9 billion and $1.6 billion as of December 31, 2001 and October 31, 2000, respectively. The equipment, temporary staffing and global sourcing and procurement operations do not report backlog due to the short turnaround between the receipt of new awards and the recognition of revenue. Accordingly, new awards and backlog for the segment relate to the operations and maintenance activities only.

Government Services

     The Government Services segment had revenues of $952 million for the year ended December 31, 2002, representing an increase of 17 percent over revenue for the year ended December 31, 2001. Revenue for the 2001 period was higher by 13 percent compared with revenue for the year ended October 31, 2000. The revenue increase in 2002 reflects higher activity levels on projects being executed for the Department of Energy (“DOE”). The Government Services segment is providing environmental restoration, engineering, construction, site operations and maintenance services at two major DOE sites: the Fernald Environmental Management Project in Ohio and the Hanford Environmental Management Project in Washington. Operating profit margin for Government Services improved to 3.1 percent from 2.7 percent in 2001 and 2.2 percent in 2000. This improvement is attributable to improved project execution and realization of performance incentives on the DOE contracts, activity on the Midcourse Missile Defense test bed facilities in Alaska and increased logistical support activities internationally. In addition, good performance on the Fernald contract led to a re-baselining of the project, which favorably impacted operating profit in the last half of 2002.

     Many projects performed on behalf of U.S. government clients under multi-year contracts provide for annual funding. As a result, new awards for the Government Services segment reflect the annual award of work to be performed over the ensuing 12 months. Backlog for Government Services has remained fairly stable reflecting annual funding for the multi-year Fernald and Hanford projects.

Corporate

     Corporate administrative and general expenses totaled $160.1 million for the year ended December 31, 2002. This compares with $167.0 million for the year ended December 31, 2001 and $98.9 million for the year ended October 31, 2000. During 2002 overhead cost reductions were realized as a result of the early retirement of two former senior executives at the end of 2001 and the elimination of the Business Services and Other segment. This segment included the company’s shared services operations. Shared services are grouped in corporate administrative and general expense for all periods presented. In addition, during 2002 significant cost reductions were realized as a result of the company’s reevaluation of the scope of implementation and deployment of its enterprise resource management (“ERM”) system (formerly known as Knowledge@Work). As part of this reevaluation effort the company altered the original ERM implementation plan and recognized a charge of $13.0 million in 2002 for abandonment of certain system functionality and to adjust depreciation expense. This charge partially offset the impact of the cost reductions realized upon changing the implementation and deployment plan. The company has narrowed the scope of the ERM system but is continuing implementation of the SAP system on an enterprise wide basis. Costs for Knowledge@Work were $14.6 million higher in 2001 compared with 2000 due to the initial implementation and deployment of the SAP system component of the overall Knowledge@Work project.

     Stock-based compensation expense in 2002 was $25.3 million lower compared with 2001 primarily as a result of a significant increase in the trading price of the company’s common stock during the first half of 2001. The impact of the lower stock price in 2002 did not have a significant impact on stock-based compensation expense as exercises and retirements have reduced the number of stock price sensitive units outstanding. Stock-based compensation expense in 2001 was also significantly higher compared with 2000 due to the stock price increase previously mentioned. Other components of incentive compensation

FLUOR CORPORATION 2002 ANNUAL REPORT

expense were higher in 2002 compared with 2001 and 2000 due to the higher level of earnings and resulting higher awards under long-term incentive compensation plans.

     During 2002, the company recognized two significant charges and a one-time gain in corporate administrative and general expense. The first of these charges was a provision for a guarantee obligation amounting to $14 million for pollution control bonds related to zinc operations that were sold in 1987. The provision was recorded due to the obligor’s bankruptcy filing and inability to meet the current obligation on the bonds without financial assistance from the company. The other charge was to recognize impairment of $9.4 million related to an investment in The Beacon Group Energy Investment Fund, L.P., which invested in energy related projects. The one-time gain item amounted to $15.4 million and relates to the demutualization of an insurance company in which the company had an investment.

     The defined benefit retirement plan expense component of corporate administrative and general expense increased during 2002 compared with both 2001 and 2000. This increase by $11 million is primarily due to recognition of a portion of net actuarial losses that have accumulated as the result of depressed investment results over the last two years. Defined benefit retirement plan accounting principles provide for initial deferral and future recognition of investment results that vary from the expected return on plan assets over stipulated amortization periods. All of the company’s plans have experienced losses in the last two years resulting in the accumulation of net unrecognized actuarial losses. These loss amounts are recognizable over future periods and, accordingly, future defined benefit plan expense recognized may increase over current levels.

     Net interest income was $6.5 million in the year ended December 31, 2002 compared with net interest expense of $0.9 million and $14.7 million in the years ended December 31, 2001 and October 31, 2000, respectively. The reduction in interest expense over the three years ended in 2002 is primarily due to the elimination of short-term borrowings.

     The effective tax rates of the company’s continuing operations, were 34.8 percent, 31.1 percent and 32.8 percent, for the years 2002, 2001 and 2000, respectively. The increase in the tax rate in 2002 compared with 2001 primarily reflects the reduced impact from the utilization of foreign net operating loss carryforwards that were realized in the prior year. The 2001 tax rate reflects the tax benefits from tax settlements and the utilization of foreign net operating loss carryforwards. These favorable tax rate variances in 2001 were partially offset by a decrease in tax benefits attributable to the foreign sales corporation as a result of the continuing migration of engineering activity overseas. The effective tax rate for 2000 excludes the tax effect of the reversal of the provision for certain strategic reorganizational costs.

     During fiscal 2000, the company recorded a nonrecurring charge of $19.3 million relating to the write-off of certain assets and the loss on the sale of a European-based consulting business.

Matters in Dispute Resolution

     During 2002, several matters on certain completed projects were in the dispute resolution process. The following discussion provides a background and current status of these matters:

AT&T WIRELESS (“AWS”)

This matter relates to a dispute concerning certain project costs that the company incurred in connection with a contract to install and manage a fixed wireless plan that would deliver (always on) high speed internet access without a cable footprint. The contract was cancelled and the company claimed reimbursement of certain incurred costs. During the third quarter of 2002, an agreement was reached providing for AWS to pay the company $20 million to settle all outstanding issues. The company received $10 million of the settlement in November 2002 with the final $10 million due in November 2004. There was no impact on earnings from this settlement.

MURRIN MURRIN

Disputes between Fluor Australia (“Fluor”) and its client, Anaconda Nickel (“Anaconda”), over the Murrin Murrin Nickel Cobalt project located in Western Australia were partially resolved through arbitration during the third quarter of 2002. The first phase of the arbitration hearing was completed in May 2002 and a decision was rendered in September 2002 resulting in an award to Anaconda of A$147 million (subsequently amended to A$150 million [US$84.0 million]) and an award to Fluor of A$107 million [US$59.9 million] for amounts owing from Anaconda under the contract. The company anticipates recovering the $84.0 million award from available insurance. Expected proceeds from insurance recovery, including legal fees, total approximately $77 million as of December 31, 2002. Insurance carriers have initiated certain proceedings seeking to limit their coverage. The trial court has entered a ruling dismissing these proceedings against the company.

     The second phase of the arbitration will be heard in late 2003. The company does not anticipate that there will be any material impact from proceedings under the second phase of arbitration.

FLUOR ENTERPRISES, INC. V. SOLUTIA, INC.
U.S.D.C., SOUTHERN DIVISION, TEXAS

On February 8, 2001, Fluor Enterprises, Inc. filed suit against Solutia, Inc. in the United States District Court for the Southern District of Texas. The complaint alleged breach of a construction contract involving a new acrylonitrile plant project near Alvin, Texas, and sought recovery of damages. In September 2002, the court reached verdicts in favor of the company and ordered mediation. The matter was settled in early October 2002 for $20 million, with $10 million of the settlement amount paid immediately and $10 million to be paid over three years with interest. The deferred payments are secured by a priority lien on the plant

FLUOR CORPORATION 2002 ANNUAL REPORT

property. The settlement resulted in recognition of approximately $4 million in earnings in the fourth quarter.

FLUOR DANIEL INTERNATIONAL AND FLUOR ARABIA LTD. V. GENERAL ELECTRIC COMPANY, ET
AL U.S.D.C., SOUTHERN DISTRICT COURT, NEW YORK

In October 1998, Fluor Daniel International and Fluor Arabia Ltd. filed a complaint in the United States District Court for the Southern District of New York against General Electric Company and certain operating subsidiaries as well as Saudi American General Electric, a Saudi Arabian corporation. The complaint seeks damages in connection with the procurement, engineering and construction of the Rabigh Combined Cycle Power Plant in Saudi Arabia. Subsequent to a motion to compel arbitration of the matter the company initiated arbitration proceedings in New York under the American Arbitration Association international rules. The evidentiary phase of the arbitration has been concluded and a decision is expected in the latter part of 2003.

DEARBORN INDUSTRIAL PROJECT
DUKE/FLUOR DANIEL (D/FD)

The Dearborn Industrial Project (the “Project”) started as a co-generation combined cycle power plant project in Dearborn, Michigan. The initial Turnkey Agreement, dated November 24, 1998, consisted of three phases. Commencing shortly after Notice to Proceed, the owner/operator, Dearborn Industrial Generation (“DIG”), issued substantial change orders enlarging the scope of the project.

     The Project has been severely delayed with completion of Phase II. DIG has unilaterally taken over completion and operation of Phase II and is commissioning that portion of the plant. Shortly thereafter, DIG drew upon a $30 million letter of credit which D/FD expects to recover upon resolution of the dispute. D/FD retains lien rights (in fee) against the project. In October 2001, suit was commenced in Michigan State Court to foreclose on the lien interest.

     On December 12, 2001, DIG filed a responsive pleading denying liability and simultaneously served a demand for arbitration to D/FD claiming, among other things, that D/FD is liable to DIG for alleged construction delays and defective engineering and construction work at the Dearborn plant.

BUTINGE NAFTA OIL TERMINAL

On March 10, 2000, Butinge Nafta (“Nafta”) commenced arbitration proceedings against Fluor Daniel Intercontinental (“FDI”) concerning a bulk oil storage terminal (the “Facility”) located in Lithuania alleging, among other issues, that FDI represented costs in excess of actual estimates. FDI vigorously disputes and denies Nafta’s allegations. FDI engineered, procured and managed the construction of the Facility on a lump sum basis. On June 21, 2000, Fluor filed a separate arbitration against Nafta to recover delay/disruption damages caused by Nafta, as well as compensation for out of scope services. The first hearing on the merits of the case was conducted in late May 2001 with an additional hearing in June 2002. Final legal submissions and arguments were completed in September 2002. The parties are engaging in a mediated resolution process. A decision on the arbitration is expected in April 2003.

Strategic Reorganization Costs

     In March 1999, the company reorganized its engineering and construction operations and recorded a special provision of $136.5 million to cover direct and other reorganization related costs primarily for personnel, facilities and asset impairment adjustments. Overall, the plan was successfully implemented and carried out resulting in the elimination of 5,000 jobs and the exit from certain non-strategic locations and businesses. During 2000, $17.9 million of the special provision was reversed into earnings due to a change in the plan resulting in the decision to retain ownership and remain in the company’s office location in Camberley, U.K. As of December 31, 2002, the remaining unexpended reserve is $1.7 million and primarily relates to non-U.S. personnel costs that will be paid as follows: 2003 — $0.8 million; 2004 — $0.3 million; 2005 — $0.3 million; 2006 — $0.2 million; 2007 — $0.1 million. During 2002, cash payments for non-U.S. personnel costs totaled $1.2 million.

Discontinued Operations

     In September 2001, the Board of Directors approved a plan to dispose of certain non-core operations of the company’s construction equipment and non-EPC components of its temporary staffing businesses. An active program to consummate such disposal was initiated and is substantially complete as of the end of 2002. As of December 31, 2002, one remaining dealership operation is pending disposal, which is expected to be completed by the end of the first half of 2003. Operating results for these non-core businesses have been reclassified and are reported as discontinued operations in the accompanying Consolidated Statement of Earnings. In addition to the non-core operations, Massey is also reported as discontinued operations for periods prior to the spin-off.

     In the first quarter of 2002, the sale of S&R Equipment Company was completed resulting in cash proceeds of $45.9 million. Other dealership operations disposed of during 2002 have produced proceeds of $46 million. In December 2001, the company sold Stith Equipment, one of the AMECO dealership entities, for cash equal to its carrying value.

     During the second quarter of 2002, the Australian operations of the temporary staffing operations of TRS were sold, resulting in cash proceeds of $5.1 million. The temporary staffing industry experienced severe competition in 2002 due to depressed economic conditions, which resulted in significant erosion in the fair value of the TRS businesses that were sold. As a result, the company recognized adjustments to the carrying value of TRS’s U.S. and U.K. based disposal groups. The sales of the U.S. and U.K.

FLUOR CORPORATION 2002 ANNUAL REPORT

operations were completed in the fourth quarter of 2002 resulting in proceeds of $2 million.

     Disposal of AMECO operations in Argentina and Peru were finalized in 2002 resulting in proceeds of $5.1 million primarily from collection of accounts receivable and sales of inventory and equipment.

     Revenue and the results of operations, including loss on disposal, for all discontinued operations are as follows:

	Year Ended

	December 31,	December 31,	October 31,
	2002	2001	2000

(in thousands)
Revenue
Dealership operations	$155,909	$279,099	$321,979
Other equipment operations	7,880	10,153	23,571
Temporary staffing operations	67,661	138,102	201,725
Massey	—	—	1,085,833

Total Revenue	$231,450	$427,354	$1,633,108

Earnings (Loss) from Discontinued Operations:
Dealership operations	$4,214	$13,569	$(19,087)
Other equipment operations	213	(1,787)	(3,165)
Temporary staffing operations	(4,036)	(9,898)	186
Massey	—	—	96,115

Operating profit	391	1,884	74,049
Interest expense, net	—	—	27,857

Earnings from discontinued operations before tax	391	1,884	46,192
Provision for taxes	891	1,632	14,301

Earnings (loss) from discontinued operations	$(500)	$252	$31,891

Loss on disposal before tax	$(8,770)	$(139,423)	$(24,215)
Tax benefit	(2,909)	(30,815)	—

Loss on disposal	$(5,861)	$(108,608)	$(24,215)

     Revenues and results of operations for the equipment and staffing operations have declined each year since 2000 as a result of worsening economic conditions in the markets served by these businesses. The loss in the dealership operations in 2000 was primarily the result of a $21 million provision to adjust accounts receivable and equipment inventory to fair value at one of the dealership locations that was experiencing intense competition in the market it serves.

     The loss on disposal in 2001 includes $115.6 million for impairment provisions to adjust the carrying value of the assets held for sale of the various individual non-core businesses to fair value. Impairment provisions for the equipment operations included adjustments to the carrying value of equipment inventories, fixed assets and goodwill. Impairment provisions for the temporary staffing operations primarily included adjustments to the carrying value of goodwill.

     The $24.2 million loss on disposal in 2000 relates to the cost associated with the spin-off of Massey. These charges include legal, audit and consulting fees, employment agreement settlement costs, debt placement fees and other expenses. The results of operations for Massey includes interest expense based on the actual interest for debt obligations including the 6.95% Senior Notes and commercial paper retained by Massey.

FINANCIAL POSITION AND LIQUIDITY

Cash provided by operating activities declined in 2002 compared with 2001 primarily due to the decline in cash provided by operating assets and liabilities. The largest reduction in cash from operating assets and liabilities in 2002 was the decrease of $282.1 million in advances from affiliate. These advances represent the company’s proportional share of excess cash from Duke/Fluor Daniel that was generated from client advance payments on contracts in progress. The joint venture partners manage excess cash of Duke/Fluor Daniel through these proportional advances. Client advances on Duke/Fluor Daniel projects is a normal condition of contracts in the power industry where most of the projects are negotiated on a fixed price basis. As these projects progress, the expenditures for labor and materials will be partially funded from these advance payments. The reduction in 2002 is due to the completion of a substantial number of projects that were in progress at the end of the 2001 period. Such advances contributed $374.8 million in 2001 and $51 million in 2000 to cash provided by operating activities. The work-off of projects in progress and the moderation in new power industry awards experienced in 2002 is expected to continue in the near term future and will further reduce total advances available to the company.

     Excluding the impact of the advances from Duke/Fluor Daniel, operating assets and liabilities contributed $279 million in 2002 and $66 million in 2001 of cash provided by operating activities. The changes in cash provided by operating activities is primarily due to the changes in net operating assets and liabilities associated with engineering and construction activities. Activities associated with the disposal of certain discontinued equipment and temporary staffing businesses generated $24 million of cash from liquidation of operating assets and liabilities, primarily from accounts receivable and inventories. The levels of operating assets and liabilities vary from year to year and are affected by the mix, stage of completion and commercial terms of engineering and construction projects.

     Cash provided by operating activities was also impacted by contributions to the company’s defined benefit retirement plans. Contributions in 2002 amounted to $110 million compared with

FLUOR CORPORATION 2002 ANNUAL REPORT

$68 million in 2001 and $7 million in 2000. The increase in contributions is due to lower than expected investment results on plan assets experienced in the last two years coupled with the business objective to utilize available resources to maintain full funding of accumulated benefits in most of its plans. One plan was not fully funded in 2002, and the company recognized a minimum pension liability amounting to $29 million for this plan. Recognition of the minimum liability plus a write-off of $12 million of prepaid pension assets resulted in an after-tax charge amounting to $29 million in the Accumulated Other Comprehensive Loss classification of Shareholders’ Equity.

     Cash provided by investing activities in 2002 was benefited by the sale and liquidation activities associated with discontinued operations. Sales of discontinued businesses generated $101 million in proceeds from the liquidation of property, plant and equipment and sales of dealership and temporary staffing businesses. Partially offsetting these proceeds was capital expenditures of $16 million primarily for the one remaining equipment dealership that is expected to be sold in the first half of 2003. Capital expenditures for continuing operations primarily relate to the portion of the equipment business that was retained to support engineering and construction projects. Capital expenditures were substantially lower in 2002 than in the prior two periods primarily as the result of substantial completion of the SAP system component of the company’s Enterprise Resource Management system.

     The spin-off of Massey and the decision to divest certain equipment operations substantially reduces the company’s capital investment requirements. Capital expenditures in 2001 include expenditures for capital investments in construction equipment of $60 million for continuing operations and $52 million for discontinued operations. Capital expenditure levels were $339 million in 2000 for the discontinued equipment and coal operations. Because coal operations were discontinued as a result of the spinoff of Massey on November 30, 2000, there were no related capital expenditures in 2002 or 2001. Capital expenditures in future periods will include equipment purchases for the equipment operations of the Global Services segment, facility renewal and refurbishment, and computer infrastructure in support of the company’s substantial investment in automated systems.

     Significant cash was generated from a sale-leaseback transaction and the exercise of stock options in 2001. The sale-leaseback of the company’s Sugar Land, Texas engineering center generated $127 million in proceeds. Stock option exercises generated $144.6 million in proceeds and resulted in the issuance of 5.6 million shares of company stock. The cash generated from the sale-leaseback, stock option exercises and advances of excess cash from Duke/Fluor Daniel discussed above all substantially contributed to the $550.8 million increase in cash in 2001 and enabled the company to eliminate all outstanding commercial paper borrowings.

     Liquidity is currently being provided by substantial customer advances on contracts in progress including the company’s proportional share of excess cash that has been advanced to the company by Duke/Fluor Daniel. As of December 31, 2002, the company’s only outstanding debt consists of the 5.625 percent Municipal bonds totaling $17.6 million. The company has access to the commercial paper market from which it may borrow up to $290 million that is supported with lines of credit from banks.

     The company has a common stock buyback program, authorized by the Board of Directors, to purchase shares under certain market conditions. During 2002, the company purchased 726,000 shares of its common stock for a total consideration of $19 million and in the year ended December 31, 2001 repurchased 39,000 shares of its common stock for $1.4 million.

     Cash dividends in 2002 and 2001 amounted to $51 million ($0.64 per share) compared with $76 million ($1.00 per share) in the year ended October 31, 2000. No dividends were paid in the transition period that resulted from the change in fiscal year. The dividends declared in 2001 were adjusted commensurate with the Massey spin-off. This dividend policy is consistent with the dividend policy of Fluor prior to the spin-off of Massey. The payment and level of future cash dividends will be subject to the discretion of the company’s board of directors.

     The company has on hand and access to sufficient sources of funds to meet its anticipated operating needs. Cash on hand and short- and long-term lines of credit (see Commercial Commitment table below) give the company significant operating liquidity.

Off-Balance Sheet Arrangements

     The company maintains a variety of commercial commitments that are generally made available to provide support for various commercial provisions in its engineering and construction contracts. The company has $787 million in short-term committed and uncommitted lines of credit to support letters of credit. In addition, the company has $124 million in uncommitted lines for general cash management purposes. Letters of credit are provided to clients in the ordinary course of business in lieu of retention or for performance and completion guarantees on engineering and construction contracts. The company also posts surety bonds to guarantee its performance on contracts.

FLUOR CORPORATION 2002 ANNUAL REPORT

Commercial commitments outstanding as of December 31, 2002 are summarized below:

		Amount of Commitment Expiration Per Period

	Total
	Amount
Commercial Commitment	Committed	Under 1 year	1-3 years	4-5 years	Over 5 years

$ in millions
Letters of Credit	$352	$300	$42	$2	$8
Guarantees	11	2	—	—	9
Surety Bonds	1,047	380	590	77	—

Total	$1,410	$682	$632	$79	$17

All commercial commitments are unsecured.

Contractual obligations at December 31, 2002 are summarized below:

		Amount of Commitment Expiration Per Period

Contractual Obligations	Total	Under 1 year	1-3 years	4-5 years	Over 5 years

$ in millions
Long-term Debt:
5.625% Municipal Bonds	$18	$—	$—	$—	$18
Operating Leases(1)	305	39	58	34	174
Compensation related obligations	236	23	53	53	107
Pollution control bonds	10	—	5	5	—

Total	$569	$62	$116	$92	$299

(1)	Operating lease commitments are primarily for engineering and project execution office facilities in Sugar Land, Texas, Aliso Viejo, California and Calgary, Canada. The lease agreements in Aliso Viejo and Calgary contain residual value guarantees totaling $105 million.

     As discussed above in the Introduction to this Management’s Discussion and Analysis, the company has lease arrangements for its facilities in Aliso Viejo and Calgary. The company has accounted for these arrangements as operating leases and has recognized rent expense as paid. The entities that own the facilities have debt issued by banks that is secured by leases of the facilities. The leases provide for the company to pay rent that is sufficient to provide debt service and a return to the equity interests. The leases contain residual value guarantees totaling $105 million. These leasing arrangements have been disclosed since inception and such disclosures have included the company’s lease commitment and residual value obligations. These obligations have been fully considered in all periodic evaluations of the company’s credit rating and debt capacity by recognized rating agencies. The company has no ownership interest in the companies that own the facilities but is deemed to be the primary beneficiary of the variable interests of these entities and will consolidate these interests in the company’s financial statements beginning in 2003 as prescribed by FASI 46. The effect of this consolidation will result in an increase of approximately $123 million in reported long-term debt. None of the terms of the leasing arrangements or the company’s obligations as a lessee will be impacted by this change in accounting. If the company defaults on the lease payments or were to fail to meet its obligations under the residual value guarantee, the lenders and owners of the entities could proceed with recourse actions against the company to enforce payment.

Guarantees

     In the ordinary course of business, the company enters into various agreements providing financial or performance assurances to clients on behalf of certain unconsolidated subsidiaries, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The guarantees have various expiration dates ranging from mechanical completion of the facilities being constructed to a period extending beyond contract completion in certain circumstances. The maximum potential payment amount of an outstanding performance guarantee is the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts. The amount of guarantees outstanding measured on this basis totals $3 billion as of December 31, 2002. Amounts that may be required to be paid in excess of estimated costs to complete contracts in progress are not estimable. For cost reimbursable contracts amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For lump sum or fixed price contracts,

FLUOR CORPORATION 2002 ANNUAL REPORT

this amount is the cost to complete the contracted work less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where costs exceed the remaining amounts payable under the contract the company may have recourse to third parties, such as owners, co-venturers, subcontractors or vendors for claims.

     Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of December 31, 2002, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling approximately $11 million. A financial guarantee for $14 million of pollution control bonds related to zinc operations that were sold in 1987 has been recognized at the full amount of the underlying obligation. The obligation was recognized by a charge to earnings in 2002 due to the obligor’s bankruptcy filing and inability to meet the current obligation on the bonds without financial assistance from the company.

     Although inflation and cost trends affect the company, its engineering and construction operations are generally protected by the ability to fix costs at the time of bidding or to recover cost increases in cost reimbursable contracts. The company has taken actions to reduce its dependence on external economic conditions; however, management is unable to predict with certainty the amount and mix of future business.

FINANCIAL INSTRUMENTS

The company invests excess cash in short-term securities that carry a floating money market rate of return. Debt instruments carry a fixed rate coupon on the $17.6 million in long-term debt. The company does not currently use derivatives, such as swaps, to alter the interest characteristics of its short-term securities or its debt instruments. The company’s exposure to interest rate risk on its long-term debt is not material.

     The company utilizes forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and does not engage in currency speculation. At December 31, 2002, the company had forward foreign exchange contracts of less than eighteen months duration, to exchange major world currencies for U.S. dollars. The total gross notional amount of these contracts at December 31, 2002 was $8 million.

     In 2001, the company issued a warrant for the purchase of 460,000 shares, at $36.06 per share, of the company’s common stock to a partner in the company’s e-commerce procurement venture. Any compensation realized by the holder through exercise of the warrant will offset royalties otherwise payable under a five-year cooperation and services agreement.

SUPPLEMENTAL DISCUSSION AND ANALYSIS OF TRANSITION PERIOD
RESULTS OF OPERATIONS

The company changed its fiscal year to December 31 from October 31 following the spin-off of Massey. The two-month transition period ended December 31, 2000 is presented on all financial statements and in certain footnote tables where the information may be of assistance in understanding activity and the continuity of information contained within the disclosures.

     Operating results for the two months ended December 31, 2000 were impacted by an unusual compensation charge totaling $24.0 million after tax. In connection with the reverse spin-off of Massey Energy Company, all stock-based compensation plans were adjusted to preserve the value of such plans on the date of the distribution. The charge reflects the impact of the increase in the “new” Fluor stock price from the date of conversion to December 31, 2000.

     Further discussion and analysis of this transition period is not presented due to the short period covered and the relative immateriality of the data.

FLUOR CORPORATION 2002 ANNUAL REPORT

Consolidated Statement of EARNINGS

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in thousands, except per share amounts)

TOTAL REVENUES	$9,958,956	$8,972,161	$9,422,879	$1,781,986

TOTAL COST OF REVENUES	9,544,785	8,618,972	9,162,941	1,740,671

OTHER (INCOME) AND EXPENSES
Special provision	—	—	(17,919)	—
Corporate administrative and general expense	160,097	166,961	98,874	43,585
Interest expense	8,925	25,011	26,315	6,808
Interest income	(15,375)	(24,103)	(11,619)	(1,846)

Total cost and expenses	9,698,432	8,786,841	9,258,592	1,789,218

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	260,524	185,320	164,287	(7,232)
INCOME TAX EXPENSE (BENEFIT)	90,548	57,554	48,014	(3,155)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	169,976	127,766	116,273	(4,077)
EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAXES	(500)	252	31,891	54
LOSS ON DISPOSAL, NET OF TAXES	(5,861)	(108,608)	(24,215)	—

NET EARNINGS (LOSS)	$163,615	$19,410	$123,949	$(4,023)

BASIC EARNINGS (LOSS) PER SHARE
Continuing operations	$2.14	$1.64	$1.55	$(0.05)
Discontinued operations	(0.08)	(1.39)	0.10	—

Net earnings (loss)	$2.06	$0.25	$1.65	$(0.05)

DILUTED EARNINGS (LOSS) PER SHARE
Continuing operations	$2.13	$1.61	$1.52	$(0.05)
Discontinued operations	(0.08)	(1.36)	0.10	—

Net earnings (loss)	$2.05	$0.25	$1.62	$(0.05)

SHARES USED TO CALCULATE EARNINGS (LOSS) PER SHARE
Basic	79,344	77,801	75,256	74,098
Diluted	79,853	79,157	76,365	74,098

See Notes to Consolidated Financial Statements

FLUOR CORPORATION 2002 ANNUAL REPORT

Consolidated BALANCE SHEET

	December 31, 2002	December 31, 2001

(in thousands, except share amounts)

ASSETS
Current Assets
Cash and cash equivalents	$753,367	$572,654
Accounts and notes receivable	503,399	565,525
Contract work in progress	449,989	393,380
Deferred taxes	128,558	210,104
Other current assets	106,152	109,664

Total current assets	1,941,465	1,851,327

Assets of discontinued operations	49,694	208,951

Property, Plant and Equipment Land	43,523	39,797
Buildings and improvements	158,422	158,469
Machinery and equipment	581,218	423,818
Construction in progress	2,721	179,394

	785,884	801,478
Less accumulated depreciation	318,864	293,374

Net property, plant and equipment	467,020	508,104

Other Assets
Goodwill	21,247	22,277
Investments	125,610	143,333
Deferred taxes	113,514	66,714
Pension assets	167,256	111,322
Other	256,345	230,449

Total other assets	683,972	574,095

	$3,142,151	$3,142,477

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	$452,613	$382,528
Short-term debt	—	38,442
Advances from affiliate	257,330	539,414
Advance billings on contracts	524,661	423,996
Accrued salaries, wages and benefits	320,280	302,817
Other accrued liabilities	201,287	175,536

Total current liabilities	1,756,171	1,862,733

Liabilities of discontinued operations	23,420	58,111
Long-term debt due after one year	17,613	17,594
Noncurrent liabilities	461,080	414,773
Contingencies and commitments
Shareholders’ Equity
Capital stock
Preferred — authorized 20,000,000 shares without par value, none issued	—	—
Common — authorized 150,000,000 shares ($0.01 par value); issued and outstanding — 80,188,322 and 80,106,715 shares, respectively	802	801
Additional capital	357,432	352,960
Unamortized executive stock plan expense	(18,603)	(22,779)
Accumulated other comprehensive loss	(75,983)	(49,805)
Retained earnings	620,219	508,089

Total shareholders’ equity	883,867	789,266

	$3,142,151	$3,142,477

Notes to Consolidated Financial Statements

FLUOR CORPORATION 2002 ANNUAL REPORT

Consolidated Statement of CASH FLOWS

	Year Ended
				Two Months Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)	$163,615	$19,410	$123,949	$(4,023)
Adjustments to reconcile net earnings (loss) to cash provided by operating activities:
Depreciation and amortization:
Continuing operations	77,989	71,911	84,033	14,105
Discontinued operations	—	45,268	227,655	8,593
Retirement plan contribution	(110,468)	(68,080)	(7,152)	(955)
Deferred taxes	45,357	(17,128)	(2,651)	(15,423)
Special provision, net of cash payments	(1,558)	(7,054)	(36,619)	—
Provisions for impairment of assets and pre-tax loss on discontinued operations	41,349	139,423	42,793	—
Provision for spin-off transaction expenses, net of cash payments	—	—	21,762	(13,493)
Changes in operating assets and liabilities, excluding effects of business acquisitions/dispositions	(3,316)	440,363	(288,081)	(68,102)
Equity in (earnings) losses of investees	(13,186)	(14,910)	14,800	(6,062)
Other, net	7,079	5,525	5,592	17,781

Cash provided by (used in) operating activities	206,861	614,728	186,081	(67,579)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures:
Continuing operations	(63,014)	(148,426)	(156,174)	(29,807)
Discontinued operations	(15,960)	(52,489)	(339,392)	(6,557)
Investments, net	31,690	27,960	28,384	2,895
Proceeds from disposal of property, plant and equipment	63,041	51,930	92,966	15,250
Proceeds from sale of subsidiaries	50,955	25,696	—	—
Other, net	2,385	1,260	(5,529)	1,085

Cash provided (utilized) by investing activities	69,097	(94,069)	(379,745)	(17,134)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(51,485)	(50,913)	(75,983)	—
Increase (decrease) in short-term borrowings, net	(38,175)	(188,636)	150,116	138,852
Proceeds from sale/leaseback transaction	—	127,000	—	—
Stock options exercised	14,851	144,577	5,829	39
Purchases of common stock	(19,199)	(1,404)	(23,003)	(101,233)
Other, net	(1,237)	(479)	(3,483)	(521)

Cash provided (utilized) by financing activities	(95,245)	30,145	53,476	37,137

Increase (decrease) in cash and cash equivalents	180,713	550,804	(140,188)	(47,576)
Cash and cash equivalents at beginning of period	572,654	21,850	209,614	69,426

Cash and cash equivalents at end of period	$753,367	$572,654	$69,426	$21,850

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION 2002 ANNUAL REPORT

Consolidated Statement of SHAREHOLDERS’ EQUITY

				Unamortized	Accumulated
				Executive	Other
(in thousands,			Additional	Stock Plan	Comprehensive	Retained
except per share amounts)	Shares	Amount	Capital	Expense	Income (Loss)	Earnings	Total

BALANCE AT OCTOBER 31, 1999	76,034	$47,521	$217,844	$(21,579)	$(37,752)	$1,375,338	$1,581,372

Comprehensive income
Net earnings	—	—	—	—	—	123,949	123,949
Foreign currency translation adjustment (net of deferred taxes of $5,931)	—	—	—	—	(8,648)	—	(8,648)

Comprehensive income							115,301
Cash dividends ($1.00 per share)	—	—	—	—	—	(75,983)	(75,983)
Exercise of stock options, net	148	92	5,737	—	—	—	5,829
Stock option tax benefit	—	—	334	—	—	—	334
Amortization of executive stock plan expense	—	—	—	5,597	—	—	5,597
Purchases of common stock	(747)	(467)	(22,536)	—	—	—	(23,003)
Issuance of restricted stock, net	308	193	10,728	(11,111)	—	—	(190)

BALANCE AT OCTOBER 31, 2000	75,743	47,339	212,107	(27,093)	(46,400)	1,423,304	1,609,257

Comprehensive income (loss)
Net loss	—	—	—	—	—	(4,023)	(4,023)
Foreign currency translation adjustment (net of deferred taxes of $2,948)	—	—	—	—	3,681	—	3,681

Comprehensive loss							(342)
Exercise of stock options, net	1	—	39	—	—	—	39
Amortization of executive stock plan expense	—	—	—	1,236	—	—	1,236
Purchases of common stock	(1,850)	(18)	(101,215)	—	—	—	(101,233)
Spin-off adjustment	388	—	—	3,927	—	(879,689)	(875,762)
Par value adjustment to $0.01	—	(46,578)	46,578	—	—	—	—
Issuance of restricted stock, net	327	3	10,360	(10,481)	—	—	(118)

BALANCE AT DECEMBER 31, 2000	74,609	746	167,869	(32,411)	(42,719)	539,592	633,077

Comprehensive income
Net earnings	—	—	—	—	—	19,410	19,410
Foreign currency translation adjustment (net of deferred taxes of $5,126)	—	—	—	—	(7,086)	—	(7,086)

Comprehensive income							12,324
Cash dividends ($0.64 per share)	—	—	—	—	—	(50,913)	(50,913)
Exercise of stock options, net	5,565	55	144,522	—	—	—	144,577
Stock option tax benefit	—	—	35,170	—	—	—	35,170
Issuance of warrant	—	—	6,380	—	—	—	6,380
Amortization of executive stock plan expense	—	—	—	9,308	—	—	9,308
Purchases of common stock	(39)	—	(1,404)	—	—	—	(1,404)
Repurchase of restricted stock, net	(28)	—	423	324	—	—	747

BALANCE AT DECEMBER 31, 2001	80,107	$801	352,960	(22,779)	(49,805)	508,089	789,266

Comprehensive income
Net earnings	—	—	—	—	—	163,615	163,615
Foreign currency translation adjustment (net of deferred taxes of $1,623)	—	—	—	—	2,538	—	2,538
Pension plan adjustment	—	—	—	—	(28,716)	—	(28,716)

Comprehensive income							137,437
Cash dividends ($0.64 per share)	—	—	—	—	—	(51,485)	(51,485)
Exercise of stock options, net	618	6	14,845	—	—	—	14,851
Stock option tax benefit	—	—	2,799	—	—	—	2,799
Amortization of executive stock plan expense	—	—	—	10,433	—	—	10,433
Purchases of common stock	(726)	(7)	(19,192)	—	—	—	(19,199)
Repurchase of restricted stock, net	—	—	(1,237)	1,002	—	—	(235)
Issuance of restricted stock, net	189	2	7,257	(7,259)	—	—	—

BALANCE AT DECEMBER 31, 2002	80,188	$802	$357,432	$(18,603)	$(75,983)	$620,219	$883,867

NOTES to Consolidated Financial Statements

FLUOR CORPORATION 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAJOR ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. Certain contracts are executed jointly through partnerships and joint ventures with unrelated third parties. The company recognizes its proportional share of venture revenues, costs and operating profits in its consolidated statement of earnings.

     As more fully described in the following Note, on November 30, 2000, shareholders approved a spin-off distribution that separated the company into two publicly traded entities. Also discussed in the following Note is the adoption of a plan in September 2001 to dispose of certain non-core operations. As a result of these actions, the company’s Coal related business and certain non-core operations are presented as discontinued operations.

     All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain amounts in 2000 and 2001 have been reclassified to conform with the 2002 presentation.

     The company changed its fiscal year end from October 31 to December 31 effective January 1, 2001 and as a requirement of this change, the results for the two months ended December 31, 2000 are reported as a separate transition period.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

ENGINEERING AND CONSTRUCTION CONTRACTS

The company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Customer-furnished materials, labor and equipment, and in certain cases subcontractor materials, labor and equipment, are included in revenues and cost of revenues when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenues recognized in excess of amounts billed are classified as current assets under contract work in progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all incurred costs associated with contract work in progress at December 31, 2002 will be billed and collected in 2003. The company recognizes certain significant claims for recovery of incurred costs when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. Unapproved change orders are accounted for in revenue and cost when it is probable that the costs will be recovered through a change in the contract price. In circumstances where recovery is considered probable but the costs cannot be reliably estimated, costs attributable to change orders are deferred pending determination of contract price.

DEPRECIATION AND AMORTIZATION

Additions to property, plant and equipment are recorded at cost. Assets are depreciated principally using the straight-line method over the following estimated useful lives: buildings and improvements — six to 50 years and machinery and equipment — one to 10 years. Leasehold improvements are amortized over the lives of the respective leases. Goodwill was amortized on the straight-line method over periods not longer than 40 years.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The company adopted SFAS 142 effective January 1, 2002 and ceased amortizing goodwill. The company completed its transitional and annual goodwill impairment tests as of the first and fourth quarters, respectively, and has determined that none of the goodwill is impaired. For purposes of impairment testing, goodwill was allocated to the applicable reporting units based on the current reporting structure.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the company’s financial statements or tax returns.

EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing earnings (loss) from continuing operations, earnings (loss) from discontinued operations and net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities, consisting of employee stock options and restricted stock, equity forward contracts, and a warrant for the purchase of 460,000 shares.

FLUOR CORPORATION 2002 ANNUAL REPORT

     The impact of dilutive securities used in the company’s EPS calculation is as follows:

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
Period Ended	2002	2001	2000	2000

(shares in thousands)
Employee stock
options/restricted stock	509	1,340	54	—
Equity forward
contract	—	—	1,055	—
Warrant	—	16	—	—

	509	1,356	1,109	—

ADVANCES FROM AFFILIATE

Advances from affiliate relate to cash received by a joint venture entity from advance billings on contracts, which are made available to the partners. Such advances are classified as an operating liability of the company.

DERIVATIVES AND HEDGING

Effective November 1, 2000, the company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133) as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. The adoption of SFAS 133 did not have a material effect on the company’s financial statements.

     The company generally uses forward exchange contracts to hedge certain foreign currency transactions entered into in the ordinary course of business. At December 31, 2002, the company had approximately $8 million of foreign exchange contracts outstanding relating to engineering and construction contract obligations. The company does not engage in currency speculation. The forward exchange contracts generally require the company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (AA or A+ rated banks) do not fulfill their obligations to deliver the contracted currencies, the company could be at risk for any currency related fluctuations. The contracts are of varying duration, none of which extend beyond March 2004. The company formally documents its hedge relationships at inception, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. The company also formally assesses both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value of the hedged items. All existing fair value hedges are determined to be highly effective. As a result, the impact to earnings due to hedge ineffectiveness is immaterial for 2002, 2001 and the two months ended December 31, 2000. The transition adjustment upon adoption was immaterial.

     Prior to November 1, 2000, unrealized gains and losses on forward exchange contracts were deferred and included in the measurement of the related foreign currency transaction. The amount of any gain or loss on these contracts for the year ended October 31, 2000 was immaterial.

     The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. Under certain limited circumstances, such foreign currency payment provisions could be deemed embedded derivatives under SFAS 133. At the November 1, 2000 implementation date and as of December 31, 2002, 2001 and 2000, the company had no significant embedded derivatives in any of its contracts.

CONCENTRATIONS OF CREDIT RISK

The majority of accounts receivable and all contract work in progress are from clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or in certain cases advance payments. The company generally does not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract if a material default occurs. The company maintains adequate reserves for potential credit losses, and such losses have been minimal and within management’s estimates.

STOCK PLANS

The company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded based on the quoted market price of the company’s stock at the end of the period.

     In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS 148). This statement amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) to require more prominent disclosures in financial statements about the effects of stock-based compensation. The company adopted the disclosure provisions of SFAS 148 effective December 31, 2002. The company does not intend to change its accounting method for stock-based compensation.

     Under APB Opinion No. 25, no compensation cost is recognized for the option plans where vesting provisions are based only on the passage of time. Had the company recorded compensation

FLUOR CORPORATION 2002 ANNUAL REPORT

expense using the accounting method recommended by SFAS 123, net earnings and earnings per share would have been reduced to the pro forma amounts as follows:

	December 31,	December 31,	October 31,
Year Ended	2002	2001	2000

(in thousands)
Net earnings
As reported	$163,615	$19,410	$123,949
Stock-based employee compensation expense, net of tax	(5,421)	(6,835)	(7,074)

Pro forma	$158,194	$12,575	$116,875

Basic net earnings per share
As reported	$2.06	$0.25	$1.65

Pro forma	$1.99	$0.16	$1.55

Diluted net earnings per share
As reported	$2.05	$0.25	$1.62

Pro forma	$1.98	$0.16	$1.53

     Recorded compensation cost for these plans totaled $6 million, $9 million and $3 million for the years ended December 31, 2002 and 2001 and October 31, 2000, respectively, and $1 million for the two months ended December 31, 2000.

COMPREHENSIVE INCOME (LOSS)

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. The company reports the cumulative foreign currency translation adjustments and adjustments related to recognition of minimum pension liabilities as components of Accumulated other comprehensive income (loss).

DISCONTINUED OPERATIONS

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). Under SFAS 144, a component of a business that is held for sale is reported in discontinued operations if (i) the operations and cash flows will be, or have been, eliminated from the ongoing operations of the company and, (ii) the company will not have any significant continuing involvement in such operations. In the quarter ended September 30, 2001, the company adopted the provisions of SFAS 144 effective January 1, 2001.

NON-CORE OPERATIONS

In September 2001, the Board of Directors approved a plan to dispose of certain non-core elements of the company’s construction equipment and non-EPC components of its temporary staffing businesses. An active program to consummate such disposal was initiated. As of December 31, 2002, the company has substantially completed the sale or liquidation of its discontinued equipment dealerships and is actively pursuing disposition of the one remaining operation. Additionally, the company has completed its exit of the discontinued TRS staffing businesses.

     Results of operations for the non-core businesses for all periods presented have been reclassified and are presented as discontinued operations. Interest expense was not reclassified to discontinued operations in connection with the non-core businesses because it is not expected that disposal of those operations will include any debt to be assumed by the buyers.

     In the first quarter of 2002, the sale of S&R Equipment Company was completed resulting in cash proceeds of $45.9 million. Other dealership operations disposed of during 2002 have produced proceeds of $46 million. For 2002, results of operations relate primarily to the one remaining unsold dealership.

     In December 2001, the company sold Stith Equipment, one of the AMECO dealership entities, for cash equal to its carrying value.

     During the second quarter of 2002, the Australian operations of the temporary staffing operations of TRS were sold, resulting in cash proceeds of $5.1 million. The sales of the U.S. and U.K. operations were completed in the fourth quarter of 2002 resulting in proceeds of $2 million. The temporary staffing industry experienced severe competition in 2002 due to depressed economic conditions, which resulted in significant erosion in the fair value of the TRS businesses that were sold. As a result, the company recognized $7.5 million of impairment in the carrying value of TRS’s U.S. and U.K. based disposal groups.

     Disposal of AMECO operations in Argentina and Peru were finalized in 2002 resulting in proceeds of $5.1 million primarily from collection of accounts receivable and sales of inventory and equipment.

     The loss on disposal in 2001 includes $115.6 million for impairment provisions to adjust the carrying value of the assets held for sale of the various individual non-core businesses to fair value. Impairment provisions for the equipment operations included adjustments to the carrying value of equipment inventories, fixed assets and goodwill. Impairment provisions for the temporary staffing operations primarily included adjustments to the carrying value of goodwill.

FLUOR CORPORATION 2002 ANNUAL REPORT

MASSEY ENERGY COMPANY

On November 30, 2000, a spin-off distribution to shareholders was effected which separated Fluor Corporation (Fluor) into two publicly traded companies — a “new” Fluor (“new Fluor” or the “company”) and Massey Energy Company (“Massey”). The spin-off was accomplished through the distribution of 100% of the common stock of new Fluor to shareholders of existing Fluor. As a result, each existing Fluor shareholder received one share of new Fluor common stock for each share of existing Fluor common stock and retained their shares in existing Fluor, whose name was changed to Massey Energy Company. The company received a ruling from the Internal Revenue Service that the spin-off would be tax-free to its shareholders. Commencing December 1, 2000 the financial statements of the company no longer include Massey. Because of the relative significance of the company’s operations to Fluor, the company was treated as the “accounting successor” for financial reporting purposes. Accordingly, Massey’s results of operations for all periods presented have been reclassified and are presented as discontinued operations.

     In connection with the spin-off, the 6.95% Senior Notes due March 1, 2007 remained an obligation of Massey. In addition, Massey issued $278 million of commercial paper, the proceeds of which were transferred to the company. Interest expense on the 6.95% Senior Notes and up to $230 million of commercial paper has been reclassified to discontinued operations to recognize the impact that the debt would have on Massey’s results of operations.

     Net earnings for the year ended October 31, 2000 includes a $24.2 million loss on disposal associated with the spin-off. The charges include legal, audit and consulting fees, employment agreement settlement costs, debt placement fees and other expenses of the spin-off.

     The revenues and earnings (loss) from discontinued operations related to non-core operations and Massey are as follows:

	Year Ended
				Two Months Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in thousands)
Revenue
Dealership operations	$155,909	$279,099	$321,979	$49,826
Other equipment operations	7,880	10,153	23,571	2,472
Temporary staffing operations	67,661	138,102	201,725	32,235
Massey	—	—	1,085,833	—

Total Revenue	$231,450	$427,354	$1,633,108	$84,533

Earnings (Loss) from Discontinued Operations:
Dealership operations	$4,214	$13,569	$(19,087)	$1,607
Other equipment operations	213	(1,787)	(3,165)	275
Temporary staffing operations	(4,036)	(9,898)	186	(1,752)
Massey	—	—	96,115	—

Operating profit	391	1,884	74,049	130
Interest expense, net	—	—	27,857	—

Earnings from discontinued operations before tax	391	1,884	46,192	130
Provision for taxes	891	1,632	14,301	76

Earnings (loss) from discontinued operations	$(500)	$252	$31,891	$54

Loss on disposal before tax	$(8,770)	$(139,423)	$(24,215)	$—
Tax benefit	(2,909)	(30,815)	—	—

Loss on disposal	$(5,861)	$(108,608)	$(24,215)	$—

     The assets and liabilities of the discontinued operations consisted of the following:

	December 31,	December 31,
At Period End	2002	2001

(in thousands)
Accounts and notes receivable	$9,551	$47,996
Inventories and other assets	10,905	54,272
Property, plant and equipment, net	29,238	106,683

Total assets of discontinued operations	$49,694	$208,951

Accounts and notes payable	$10,093	$21,090
Accrued and other liabilities	13,327	37,021

Total liabilities of discontinued operations	$23,420	$58,111

FLUOR CORPORATION 2002 ANNUAL REPORT

BUSINESS INVESTMENTS AND ACQUISITIONS

From time to time, the company enters into investment arrangements, including joint ventures, that are related to its engineering and construction business. During 2000 through 2002, the majority of these expenditures related to ongoing investments in an equity fund that focuses on energy related projects and a number of smaller, diversified ventures.

     In 2002, the company adopted Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Application of this statement did not have a significant effect on the company’s consolidated results of operations or financial position.

BUSINESS DISPOSITIONS

During fiscal 2000, the company recorded a nonrecurring charge of $19.3 million relating to the write-off of certain assets and the loss on the sale of a European-based consulting business.

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows as shown in the Consolidated Statement of Cash Flows and changes in operating assets and liabilities shown below include the effects of discontinued operations on a consolidated basis, without separate identification and classification of discontinued operations.

     Securities with maturities of 90 days or less at the date of purchase are classified as cash equivalents. Securities with maturities beyond 90 days, when present, are classified as marketable securities within current assets and are carried at fair value.

     The changes in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows comprise:

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in thousands)
(Increase) decrease in:
Accounts and notes receivable	$106,213	$57,355	$(3,009)	$(1,909)
Contract work in progress	(55,360)	(28,406)	(22,923)	72,985
Inventories	35,207	40,462	35,876	(9,853)
Other current assets	(7,133)	80,186	(43,376)	(24,516)
Increase (decrease) in:
Accounts payable	59,067	(80,273)	(108,616)	(47,161)
Advances from affiliate	(282,084)	386,326	51,433	(11,724)
Advance billings on contracts	100,419	113,003	(169,501)	(84,633)
Accrued liabilities	40,355	(128,290)	(27,965)	38,709

(Increase) decrease in operating assets and liabilities	$(3,316)	$440,363	$(288,081)	$(68,102)

Cash paid during the period for:
Interest	$8,780	$30,072	$60,455	$6,023
Income taxes	$46,485	$52,631	$58,637	$3,099
Supplemental disclosure of noncash activity:
Warrant issued	$—	$6,380	$—	$—

STRATEGIC REORGANIZATION COSTS

In March 1999, the company reorganized its engineering and construction operations and recorded a special provision of $136.5 million to cover direct and other reorganization related costs primarily for personnel, facilities and asset impairment adjustments. Overall, the plan was successfully implemented and carried out resulting in the elimination of 5,000 jobs and the exit from certain non-strategic locations and businesses. During 2000, $17.9 million of the special provision was reversed into earnings due to a change in the plan resulting in the decision to retain ownership and remain in the company’s office location in Camberley, U.K.

FLUOR CORPORATION 2002 ANNUAL REPORT

     The following table summarizes the status of the company’s reorganization plan as of December 31, 2002, 2001 and 2000 and October 31, 2000:

		Lease
	Personnel	Termination
	Costs	Costs	Total

(in thousands)
Balance at October 31, 2000	$9,740	$2,854	$12,594
Cash expenditures	(685)	(1,958)	(2,643)

Balance at December 31, 2000	9,055	896	9,951
Cash expenditures	(6,115)	(581)	(6,696)

Balance at December 31, 2001	2,940	315	3,255
Cash expenditures	(1,243)	(315)	(1,558)

Balance at December 31, 2002	$1,697	$—	$1,697

     The special provision liability is included in other accrued liabilities. The remaining liability consists primarily of personnel costs for non-U.S. operations and will be paid as follows: 2003 — $0.8 million; 2004 — $0.3 million; 2005 — $0.3 million; 2006 — $0.2 million; 2007 — $0.1 million.

     In June 2002, the Financial Accounting Standards Board issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Application of this statement is not expected to have a significant effect on the Company’s consolidated results of operations or financial position.

INCOME TAXES

The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in thousands)
Current:
Federal	$4,904	$—	$17,864	$5,216
Foreign	33,406	44,090	42,736	6,835
State and local	4,863	1,409	4,366	293

Total current	43,173	45,499	64,966	12,344

Deferred:
Federal	34,027	(19,110)	(12,082)	(17,302)
Foreign	14,771	157	7,829	1,529
State and local	(3,441)	1,825	1,602	350

Total deferred	45,357	(17,128)	(2,651)	(15,423)

Total income tax expense (benefit)	$88,530	$28,371	$62,315	$(3,079)

     The income tax expense (benefit) applicable to continuing operations and discontinued operations is as follows:

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in thousands)
Provision for continuing operations:
Current	$56,249	$45,499	$68,880	$13,370
Deferred	34,299	12,055	(20,866)	(16,525)

Total provision for continuing operations	90,548	57,554	48,014	(3,155)

Provision for discontinued operations:
Current	(13,076)	—	(3,916)	(1,026)
Deferred	11,058	(29,183)	18,217	1,102

Total provision for discontinued operations	(2,018)	(29,183)	14,301	76

Total income tax expense (benefit)	$88,530	$28,371	$62,315	$(3,079)

FLUOR CORPORATION 2002 ANNUAL REPORT

     A reconciliation of U.S. statutory federal income tax expense to income tax expense on earnings from continuing operations is as follows:

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in thousands)
U.S. statutory federal income tax expense (benefit)	$91,183	$64,862	$57,500	$(2,531)
Increase (decrease) in taxes resulting from:
Items without tax effect, net	10,066	9,251	6,060	2,025
State and local income taxes	4,214	1,950	920	418
Excess foreign rates	—	—	345	1,057
Tax settlements	(6,671)	(5,823)	(3,075)	—
Foreign Sales Corporation tax benefit	(4,587)	(4,020)	(5,975)	(498)
Utilization of foreign loss carryforwards/ carrybacks	(2,218)	(7,678)	(538)	(2,044)
Utilization of prior year tax credits	—	—	(4,657)	(1,305)
Adjustment for prior year tax accruals	—	—	(971)	—
Other, net	(1,439)	(988)	(1,595)	(277)

Total income tax
expense (benefit) - continuing operations	$90,548	$57,554	$48,014	$(3,155)

     Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2002	2001

(in thousands)
Deferred tax assets:
Accrued liabilities not currently deductible:
Employee compensation and benefits	$53,335	$66,460
Employee time-off accrual	44,228	43,432
Project performance and general reserves	35,148	18,918
Workers’ compensation insurance accruals	29,155	26,258
Tax credit carryforwards	44,745	41,043
Net operating loss carryforwards	43,158	80,550
Tax basis of investments in excess of book basis	41,206	25,060
Translation adjustments	30,220	31,843
Impairment of assets held for sale or disposal	15,374	30,815
Capital loss carryforwards	6,718	—
Lease related expenditures	5,651	5,537
Other	10,043	5,854

Total deferred tax assets	358,981	375,770
Valuation allowance for deferred tax assets	(61,711)	(52,960)

Deferred tax assets, net	$297,270	$322,810

Deferred tax liabilities:
Tax on unremitted non-U.S. earnings	$(26,712)	$(19,872)
Book basis of property, equipment and other capital costs in excess of tax basis	(13,431)	(10,506)
Other	(15,055)	(15,614)

Total deferred tax liabilities	(55,198)	(45,992)

Net deferred tax assets	$242,072	$276,818

     The company has U.S. and non-U.S. net operating loss carryforwards of approximately $39 million and $96 million, respectively, at December 31, 2002. This excludes $133 million of U.S. loss generated in 2001, which the company expects to utilize in its 2002 federal income tax return. The non-U.S. losses primarily relate to the company’s operations in Australia, and can be carried forward indefinitely until fully utilized. The company also has U.S. capital loss carryforwards of approximately $19 million that expire in 2006.

     In 2002, SMA Equipment Co. (“SMA”), was liquidated into American Equipment Co. (“AMECO”), a wholly owned subsidiary of the company. SMA had net operating loss carryforwards of

FLUOR CORPORATION 2002 ANNUAL REPORT

approximately $8 million at December 31, 2002, which were carried over to its parent AMECO in the liquidation. The company’s utilization of such loss carryforwards is subject to stringent limitations under the Internal Revenue Code, and such loss carryforwards will expire in the years 2004 and 2005.

     In September 2001, TradeMC Inc. (“TradeMC”) was merged into Fluor Global Sourcing, Inc. (“FGSI”), a wholly owned subsidiary of the company, in a qualified tax-free statutory merger. Concurrently with the merger, FGSI changed its name to TradeMC. As a result of the merger, the company owns 82% of TradeMC. On the effective date of the merger, TradeMC had a net operating loss carryforward of approximately $31 million, which will expire in the years 2020 and 2021. The utilization of such loss carryforward will be limited to the taxable profits of TradeMC, which changed its name to Fluor Global Sourcing and Supply Inc. (“FGSSI”) in 2002.

     The company has foreign tax credit carryforwards of approximately $33 million, of which $6 million will expire in 2004 and $27 million will expire in 2006. The company also has alternative minimum tax credits and non-U.S. tax credit carryforwards of approximately $9 million and $3 million, respectively. These credits can be carried forward indefinitely until fully utilized.

     The company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. This allowance primarily relates to the deferred tax assets established for certain project performance reserves, U.S. capital loss carryforwards, and the net operating loss carryforwards of FGSSI and certain non-U.S. subsidiaries. In 2002, the increase in the valuation allowance is primarily attributable to an increase in U.S. capital loss carryforwards and certain project performance reserves.

     Residual income taxes of approximately $8 million have not been provided on approximately $20 million of undistributed earnings of certain foreign subsidiaries at December 31, 2002 because the company intends to keep those earnings reinvested indefinitely.

     United States and foreign earnings from continuing operations before taxes are as follows:

	December 31,	December 31,	October 31,
Year Ended	2002	2001	2000

(in thousands)
United States	$116,481	$41,263	$7,999
Foreign	144,043	144,057	156,288

Total	$260,524	$185,320	$164,287

RETIREMENT BENEFITS

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees. Contributions to defined contribution retirement plans are based on a percentage of the employee’s compensation. Expense recognized for these plans of approximately $68 million, $37 million and $46 million in the years ended December 31, 2002 and 2001 and October 31, 2000, respectively, is primarily related to domestic engineering and construction operations. Effective January 1, 1999, the company replaced its domestic defined contribution retirement plan with a defined benefit cash balance plan. During 2002, the company contributed $85 million and $25 million, respectively, to the domestic defined benefit cash balance plan and to non-U.S. pension plans in order to partially offset lower than expected investment results and to maintain full funding of benefits accumulated under the plan. Payments to retired employees under these plans are generally based upon length of service, age and/or a percentage of qualifying compensation. The defined benefit pension plans are primarily related to domestic and international engineering and construction salaried employees and U.S. craft employees.

     Net periodic pension expense for continuing operations defined benefit pension plans includes the following components:

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in thousands)
Service cost	$33,928	$31,195	$35,168	$5,929
Interest cost	33,988	30,244	26,068	4,911
Expected return on assets	(44,252)	(41,249)	(41,059)	(6,936)
Amortization of transition asset	(1,690)	(1,808)	(1,917)	(298)
Amortization of prior service cost	36	34	46	5
Recognized net actuarial loss (gain)	8,958	1,352	(541)	(21)

Net periodic pension expense	$30,968	$19,768	$17,765	$3,590

     The ranges of assumptions indicated below cover defined benefit pension plans in Australia, Germany, the United Kingdom, The Netherlands and the United States. These assumptions are as of each respective fiscal year-end based on the then current economic environment in each host country.

	December 31,	December 31,	December 31,
	2002	2001	2000

Discount rates	5.75-7.00%	6.25-7.75%	6.00-7.75%
Rates of increase in compensation levels	3.00-4.00%	3.50-4.00%	3.50-3.75%
Expected long-term rates of return on assets	5.00-9.50%	5.00-9.50%	5.00-9.50%

FLUOR CORPORATION 2002 ANNUAL REPORT

     The following table sets forth the change in benefit obligation, plan assets and funded status of the company’s defined benefit pension plans.

	December 31,	December 31,
	2002	2001

(in thousands)
Change in pension benefit obligation
Benefit obligation at beginning of period	$515,651	$448,485
Service cost	33,928	31,195
Interest cost	33,988	30,244
Employee contributions	2,939	1,931
Currency translation	37,202	(10,530)
Actuarial loss	12,576	40,743
Benefits paid	(36,023)	(26,417)

Benefit obligation at end of period	$600,261	$515,651

Change in plan assets
Fair value at beginning of period	$503,839	$502,649
Actual return (loss) on plan assets	(80,056)	(28,656)
Company contributions	110,468	68,080
Employee contributions	2,939	1,931
Currency translation	32,400	(13,748)
Benefits paid	(36,023)	(26,417)

Fair value at end of period	$533,567	$503,839

Funded status	$(66,694)	$(11,812)
Unrecognized net actuarial loss	264,524	126,340
Unrecognized prior service cost	(326)	(329)
Unrecognized net asset	(1,368)	(2,877)
Adjustment required to recognize minimum liability	(28,880)	—

Pension assets	$167,256	$111,322

The above table includes obligations and assets of certain discontinued operations for which the company retains responsibility.

     Due to the decline in financial markets, the investment portfolio in a non-U.S. plan declined in value to an amount below the accumulated benefit obligation. Accounting principles require the company to eliminate any pension assets and recognize a minimum pension liability for the underfunded plan through a net of tax charge to equity. The benefit obligation for this plan was $120 million, the accumulated benefit obligation was $109 million and the fair value of plan assets was $80 million at December 31, 2002. At December 31, 2002, $29 million was included in noncurrent liabilities relating to the minimum pension liability for the non-U.S. plan.

     In addition to the company’s defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. Service costs are accrued currently. The accumulated postretirement benefit obligation at December 31, 2002, 2001 and 2000 and October 31, 2000 was determined in accordance with the current terms of the company’s health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 10 percent in 2003 down to 5 percent in 2008 and beyond. The effect of a one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately $2.0 million and $0.1 million, respectively. The effect of a one percent annual decrease in these assumed cost trend rates would decrease the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately $1.8 million and $0.1 million, respectively.

     Net periodic postretirement benefit cost for continuing operations includes the following components:

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in thousands)
Service cost	$—	$—	$—	$—
Interest cost	2,055	2,009	1,865	375
Expected return on assets	—	—	—	—
Amortization of prior service cost	—	—	—	—
Actuarial adjustment	165	—	—	—
Recognized net actuarial (gain) loss	114	—	(329)	—

Net periodic postretirement benefit cost	$2,334	$2,009	$1,536	$375

FLUOR CORPORATION 2002 ANNUAL REPORT

     The following table sets forth the change in benefit obligation of the company’s postretirement benefit plans for continuing operations:

	Year Ended		Two Months
			Ended
	December 31,	December 31,	December 31,
	2002	2001	2000

(in thousands)
Change in pension benefit obligation
Benefit obligation at beginning of period	$31,429	$30,588	$29,316
Service cost	—	—	—
Interest cost	2,055	2,009	375
Employee contributions	4,215	363	54
Actuarial loss	12,091	2,595	1,457
Benefits paid	(8,257)	(4,126)	(614)

Benefit obligation at end of period	$41,533	$31,429	$30,588

Funded status	$(41,533)	$(31,429)	$(30,588)
Unrecognized net actuarial loss	15,813	4,001	1,406

Accrued postretirement benefit obligation	$(25,720)	$(27,428)	$(29,182)

          The discount rate used in determining the postretirement benefit obligation was 7.00 percent at December 31, 2002 and 2001 and 7.75 percent at December 31, 2000.

     The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the company’s financial instruments are as follows:

	December 31, 2002		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

(in thousands)
Assets:
Cash and cash equivalents	$753,367	$753,367	$572,654	$572,654
Notes receivable, including noncurrent portion	18,077	18,033	26,262	26,229
Long-term investments	25,214	25,682	46,656	47,124
Liabilities:
Commercial paper, loan notes and notes payable	—	—	38,442	38,442
Long-term debt, including current portion	17,613	18,857	17,594	17,915
Other noncurrent financial liabilities	14,728	14,728	12,898	12,898
Other financial instruments:
Foreign currency contracts	(449)	(449)	273	273
Letters of credit	—	735	—	1,196
Lines of credit	—	672	—	788

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

     Foreign currency contracts are estimated by obtaining quotes from brokers.

     Letters of credit and lines of credit amounts are based on fees currently charged for similar agreements or on the estimated cost to terminate or settle the obligations.

FLUOR CORPORATION 2002 ANNUAL REPORT

FINANCING ARRANGEMENTS

     The company has unsecured committed revolving short- and long-term lines of credit with banks from which it may borrow for general corporate purposes up to a maximum of $314 million. Commitment and facility fees are paid on these lines. At December 31, 2002, there were no amounts outstanding under the committed and uncommitted lines of credit. Borrowings under these lines of credit bear interest at prime or rates based on the London Interbank Offered Rate (“LIBOR”), domestic certificates of deposit or other rates which are mutually acceptable to the banks and the company.

     The company has $787 million in short-term committed and uncommitted lines of credit to support letters of credit. At December 31, 2002, $352 million of these lines of credit were used to support undrawn letters of credit. In addition, the company had $124 million in uncommitted lines for general cash management purposes.

     Short-term debt comprises:

	December 31,	December 31,
	2002	2001

(in thousands)
Bank borrowings	$—	$38,175
Trade notes payable	—	267

	$—	$38,442

     Long-term debt comprises:

	December 31,	December 31,
	2002	2001

(in thousands)
5.625% Municipal bonds	$17,613	$17,594

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

     As discussed below under Lease Obligations, beginning in the first quarter of 2003 approximately $123 million of debt associated with variable interest entities in which the company is the primary beneficiary will be consolidated in the financial statements. These leasing arrangements have been disclosed in the footnotes to the company’s financial statements since their inception and such disclosures have included the company’s lease commitment and residual value obligations. These obligations have been fully considered in all periodic evaluations of the company’s credit rating and debt capacity by recognized rating agencies.

OTHER NONCURRENT LIABILITIES

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various deductible amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $55 million at both December 31, 2002 and 2001 relating to these liabilities.

     The company has deferred compensation and retirement arrangements for certain key executives which generally provide for payments upon retirement, death or termination of employment. At December 31, 2002 and 2001, $202 million and $197 million, respectively, were accrued under these plans and included in noncurrent liabilities.

STOCK PLANS

The company’s executive stock plans provide for grants of non-qualified or incentive stock options, restricted stock awards and stock appreciation rights (“SARS”). All executive stock plans are administered by the Organization and Compensation Committee of the Board of Directors (“Committee”) comprised of outside directors, none of whom are eligible to participate in the plans. Option grant prices are determined by the Committee and are established at the fair value of the company’s common stock at the date of grant. Options and SARS normally extend for 10 years and become exercisable over a vesting period determined by the Committee, which can include accelerated vesting for achievement of performance or stock price objectives.

     During the year ended December 31, 2002, the company issued 736,660 nonqualified stock options and 34,300 SARS with annual vesting of 25%. During the year ended December 31, 2001, the company issued 1,040,298 nonqualified stock options and 48,750 SARS with annual vesting of 25%. During the year ended October 31, 2000, the company issued 1,581,790 nonqualified stock options and 58,880 SARS that vest 100 percent at the end of four years, with accelerated vesting based upon the price of the company’s stock, and also issued 52,660 stock options with annual vesting of 25%.

     Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions have lapsed or performance objectives have been attained as established by the Committee. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock granted under the plans totaled 245,110 shares, 17,504 shares and 351,630 shares in the years ended December 31, 2002 and 2001 and October 31, 2000, respectively.

FLUOR CORPORATION 2002 ANNUAL REPORT

     For purposes of calculating the pro forma stock-based compensation expense as presented in the table appearing on page 41, the following weighted-average assumptions were used for new grants:

	December 31,	December 31,	October 31,
	2002	2001	2000

Expected option lives (years)	6	6	6
Risk-free interest rates	3.25%	4.74%	6.03%
Expected dividend yield	2.20%	1.75%	1.74%
Expected volatility	45.50%	48.30%	39.81%

     The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The weighted-average fair value of options granted during the years ended December 31, 2002 and 2001 and October 31, 2000 was $12, $20 and $18, respectively.

     The following table summarizes stock option activity:

		Weighted Average
		Exercise Price
	Stock Options	Per Share

Outstanding at October 31, 2000	6,096,461	$46

Spin-off conversion adjustment	3,978,375	—
Expired or canceled due to spin-off	(673,030)	46
Expired or canceled	(45,582)	48
Exercised	(1,100)	35

Outstanding at December 31, 2000	9,355,124	27

Granted	1,040,298	44
Expired or canceled	(269,189)	34
Exercised	(5,564,921)	26

Outstanding at December 31, 2001	4,561,312	31

Granted	736,660	30
Expired or canceled	(97,421)	37
Exercised	(627,896)	24

Outstanding at December 31, 2002	4,572,655	$31

Exercisable at:
December 31, 2002	3,400,858	$30
December 31, 2001	3,299,216	27
December 31, 2000	7,493,971	27
October 31, 2000	3,352,234	49

     In connection with the separation of Massey from Fluor, all outstanding options were adjusted to preserve the value of such options on the date of the distribution, including the conversion of options held by Massey employees to options for shares of Massey.

     At December 31, 2002, there are 3,399,320 shares available for future grant. Available for grant includes shares which may be granted as either stock options or restricted stock, as determined by the Committee under the company’s various stock plans.

          At December 31, 2002, there are 4,572,655 options outstanding with exercise prices between $17 and $45, with a weighted-average exercise price of $31 and a weighted-average remaining contractual life of 4.1 years; 3,400,858 of these options are exercisable with a weighted-average exercise price of $30. Of the options outstanding, 2,311,431 have exercise prices between $17 and $26, with a weighted-average exercise price of $25 and a weighted-average remaining contractual life of 5.8 years; 2,303,956 of these options are exercisable with a weighted-average exercise price of $25. The remaining 2,261,224 outstanding options have exercise prices between $27 and $45, with a weighted-average exercise price of $28 and a weighted-average remaining contractual life of 3.8 years; 1,096,902 of these options are exercisable with a weighted-average exercise price of $40.

LEASE OBLIGATIONS

Net rental expense for continuing operations amounted to approximately $83 million, $76 million and $80 million in the years ended December 31, 2002 and 2001 and October 31, 2000, respectively. The company’s lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property.

     During 2001, the company entered into a sale/leaseback arrangement for its engineering center in Sugar Land, Texas. The net proceeds from the sale were $127 million resulting in a $6 million gain on sale that was deferred and will be amortized over the initial lease term of 20 years. The lease contains four options to renew for five years each at the then-applicable fair market rent and the right of first offer to purchase the facility in the event the landlord desires to sell its interests. The lease has been accounted for as an operating lease and the rent payments are included in the below schedule of minimum rental obligations.

     The company also has operating leases for its corporate headquarters and engineering center in California and an office in Calgary, Canada. The entities that own the facilities have debt issued by banks that is secured by leases of the facilities. The leases provide for the company to pay rent that is sufficient to provide debt service and a return to the equity interests. The leases contain residual value guarantees totaling $105 million. The company has no ownership interest in the companies that own the facilities but is deemed to be the primary beneficiary of the variable interests of these entities and will consolidate these interests in the company’s financial statements beginning in 2003 as prescribed by Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (FASI 46). The entities have approximately $123 million in reported long-term debt. The effect on other balance sheet accounts, including shareholders’ equity and the impact on earnings from depreciation and interest expense that would replace recognition of lease expense is currently being determined. If the company defaults on the lease payments or were to fail to meet its obligations under the

FLUOR CORPORATION 2002 ANNUAL REPORT

residual value guarantee, the lenders and owners of the entities could proceed with recourse actions against the company to enforce payment.

          The company’s obligations for minimum rentals under non-cancelable leases are as follows

Year Ended December 31,

(in thousands)
2003	$39,316
2004	35,946
2005	22,318
2006	18,079
2007	15,475
Thereafter	173,870

CONTINGENCIES AND COMMITMENTS

The company and certain of its subsidiaries are involved in litigation in the ordinary course of business. The company and certain of its subsidiaries are contingently liable for commitments and performance guarantees arising in the ordinary course of business. Clients have made claims arising from engineering and construction contracts against the company, and the company has made certain claims against clients for costs incurred in excess of the current contract provisions. Recognized claims against clients amounted to $16 million and $84 million at December 31, 2002 and 2001, respectively. Amounts ultimately realized from claims could differ materially from the balances included in the financial statements. The company does not expect that claim recoveries will have a material effect on its consolidated financial position or results of operations.

     During 2002, several matters were in the dispute resolution process. The following discussion provides a background and current status of these matters:

AT&T WIRELESS (“AWS”)

This matter relates to a dispute concerning certain project costs that the company incurred in connection with a contract to install and manage a fixed wireless plan that would deliver (always on) high speed internet access without a cable footprint. The contract was cancelled and the company claimed reimbursement of certain incurred costs. During the third quarter of 2002, an agreement was reached providing for AWS to pay the company $20 million to settle all outstanding issues. The company received $10 million of the settlement in November 2002 with the final $10 million due in November 2004. There was no impact on earnings from this settlement.

MURRIN MURRIN

Disputes between Fluor Australia and its client, Anaconda Nickel, over the Murrin Murrin Nickel Cobalt project located in Western Australia were partially resolved through arbitration during the third quarter of 2002. The first phase of the arbitration hearing was completed in May 2002 and a decision was rendered in September 2002 resulting in an award to Anaconda of A$147 million (subsequently amended to A$150 million [US$84.0 million]) and an award to Fluor of A$107 million [US$59.9 million] for amounts owing from Anaconda under the contract. The company anticipates recovering the $84.0 million award from available insurance. Expected proceeds from insurance recovery, including legal fees, total approximately $77 million as of December 31, 2002. Insurance carriers have initiated certain proceedings seeking to limit their coverage. The trial court has entered a ruling dismissing these proceedings against the company.

     The second phase of the arbitration will be heard in late 2003. The company does not anticipate that there will be any material impact from proceedings under the second phase of arbitration.

FLUOR ENTERPRISES, INC. V. SOLUTIA, INC.
U.S.D.C., SOUTHERN DIVISION, TEXAS

On February 8, 2001, Fluor Enterprises, Inc. (“Fluor”) filed suit against Solutia, Inc. in the United States District Court for the Southern District of Texas. The complaint alleges breach of a construction contract involving a new acrylonitrile plant project near Alvin, Texas, and seeks recovery of damages. In September 2002, the court reached verdicts in favor of the company and ordered mediation. The matter was settled in early October 2002 for $20 million, with $10 million of the settlement amount paid immediately and $10 million to be paid over three years with interest. The deferred payments are secured by a priority lien on the plant property. The settlement resulted in recognition of approximately $4 million in earnings in the fourth quarter.

FLUOR DANIEL INTERNATIONAL AND FLUOR ARABIA LTD. V.
GENERAL ELECTRIC COMPANY, ET AL U.S.D.C.,
SOUTHERN DISTRICT COURT, NEW YORK

In October 1998, Fluor Daniel International (“FDI”) and Fluor Arabia Ltd. (“FAL”) filed a complaint in the United States District Court for the Southern District of New York against General Electric Company and certain operating subsidiaries as well as Saudi American General Electric, a Saudi Arabian corporation. The complaint seeks damages in connection with the procurement, engineering and construction of the Rabigh Combined Cycle Power Plant in Saudi Arabia. Subsequent to a motion to compel arbitration of the matter the company has initiated arbitration proceedings in New York under the American Arbitration Association (“AAA”) international rules. The evidentiary phase of the arbitration has been concluded and a decision is expected in the latter part of 2003.

FLUOR CORPORATION 2002 ANNUAL REPORT

DEARBORN INDUSTRIAL PROJECT
DUKE/FLUOR DANIEL (D/FD)

The Dearborn Industrial Project (the “Project”) started as a co-generation combined cycle power plant project in Dearborn, Michigan. The initial Turnkey Agreement, dated November 24, 1998, consisted of three phases. Commencing shortly after Notice to Proceed, the owner/operator, Dearborn Industrial Generation (“DIG”), issued substantial change orders enlarging the scope of the project.

     The Project has been severely delayed with completion of Phase II. DIG has unilaterally taken over completion and operation of Phase II and is commissioning that portion of the plant. Shortly thereafter, DIG drew upon a $30 million letter of credit which D/FD expects to recover upon resolution of the dispute. D/FD retains lien rights (in fee) against the project. In October 2001, suit was commenced in Michigan State Court to foreclose on the lien interest.

     On December 12, 2001, DIG filed a responsive pleading denying liability and simultaneously served a demand for arbitration to D/FD claiming, among other things, that D/FD is liable to DIG for alleged construction delays and defective engineering and construction work at the Dearborn plant.

BUTINGE NAFTA OIL TERMINAL

On March 10, 2000, Butinge Nafta (“Nafta”), the project owner, commenced arbitration proceedings against Fluor Daniel Intercontinental (“FDI”) concerning a bulk oil storage terminal (the “Facility”) located in Lithuania alleging, among other issues, that FDI represented costs in excess of actual estimates. FDI vigorously disputes and denies Nafta’s allegations. FDI engineered, procured and managed the construction of the Facility on a lump sum basis. On June 21, 2000, Fluor filed a separate arbitration against Nafta to recover delay/disruption damages caused by Nafta, as well as compensation for out of scope services. The first hearing on the merits of the case was conducted in late May 2001 with an additional hearing in June 2002. Final legal submissions and arguments were completed in September 2002. The parties are engaging in a mediated resolution process. A decision on the arbitration is expected in April 2003.

HAMACA CRUDE UPGRADER

The Hamaca Crude Upgrader Project located in Jose, Venezuela is a $1 billion lump sum project of Grupo Alvica (“GA”), a joint venture including Fluor Daniel (80 percent) and Inelectra C.A. (20 percent), to design and build a petroleum upgrader for a consortium of owners called Petrolera Ameriven (“PA”) including Petrolios de Venezuela S.A. (“PDVSA”), ChevronTexaco and ConocoPhillips. The joint venture is continuing to actively pursue two issues that were referred to arbitration in December 2001: one is responsibility for costs arising from the site labor agreement for 2000 called “Acta Convenio” and two, modifications and extra work arising from differing site soil conditions. Arbitration of the fundamental cost differences between the earlier 1998 labor agreement and the 2000 Acta Convenio will be heard in April 2003. The site soil conditions issue (collapsible soils on site) was the subject of hearings in November 2002 on both schedule and cost issues. There are no cross-claims by PA in the arbitration. Recent events in Venezuela are having a significant impact on the progress of the project. In accordance with the contract, the joint venture is entitled to cost and schedule relief for the impact of the recent national strike.

     The client has conditionally accepted responsibility relating to the soil conditions and certain incurred costs have been paid. Substantial additional costs are expected to be incurred as the project progresses and resolution of outstanding issues concerning the total costs to be reimbursed under the soil conditions change order are yet to be determined. The amount of the claim for site soil conditions is $159 million, $28 million of which has been conditionally paid by the client. The company is accounting for the additional costs incurred for the soil conditions matter as additional revenue as payments are received. Incurred costs associated with Acta Convenio and soil conditions are being deferred and will be recognized in revenue when a change order is approved or payment is received. As of December 31, 2002, the company’s share of incurred costs amounting to $44 million has been deferred. If future costs relating to Acta Convenio, soil conditions or the recent national strike are determined to be not fully recoverable, the company could face reduced profits or losses on this project.

Following is a discussion of litigation matters:

ASBESTOS MATTERS

The company is a defendant in various lawsuits wherein plaintiffs allege exposure to asbestos fibers and dust due to work that the company may have performed at various locations. The company has substantial third party insurance coverage to cover a significant portion of existing and any potential costs, settlements or judgments. The company does not believe that the outcome of any actions will have a material adverse impact on its financial position, results of operations or cash flows.

SECURITIES CLASS ACTION LITIGATION
U.S.D.C., CENTRAL DISTRICT, SOUTHERN DIVISION, CALIFORNIA

Plaintiffs in three separate lawsuits are alleging that certain Fluor officers and directors violated the Securities Exchange Act of 1934 by providing false or misleading statements about the company’s business and prospects. These complaints purport to be class action complaints brought on behalf of purchasers of the company’s stock during the period from May 22, 1996 through February 18, 1997. The company’s initial motion to dismiss the action was granted by the court with leave to amend. The plaintiffs filed their amended complaint and the company moved the court

FLUOR CORPORATION 2002 ANNUAL REPORT

to dismiss the new amended complaint. The Court has now granted the company’s motion and dismissed plaintiff’s action without leave to amend on July 10, 2002. Plaintiffs have appealed the dismissal.

     None of the dispute resolution or litigation matters are expected to have a material effect on consolidated financial position or results of operations.

GUARANTEES

In the ordinary course of business, the company enters into various agreements providing financial or performance assurances to clients on behalf of certain unconsolidated subsidiaries, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The guarantees have various expiration dates ranging from mechanical completion of the facilities being constructed to a period extending beyond contract completion in certain circumstances. The maximum potential payment amount of an outstanding performance guarantee is the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts. The amount of guarantees outstanding measured on this basis totals $3 billion as of December 31, 2002. Amounts that may be required to be paid in excess of estimated costs to complete contracts in progress are not estimable. For cost reimbursable contracts amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For lump sum or fixed price contracts, this amount is the cost to complete the contracted work less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where costs exceed the remaining amounts payable under the contract the company may have recourse to third parties, such as owners, co-venturers, subcontractors or vendors for claims.

     Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of December 31, 2002, the company had extended financial guarantees on behalf of certain clients and other unrelated third parties totaling approximately $11 million. A financial guarantee for $14 million of pollution control bonds related to zinc operations that were sold in 1987 has been recognized at the full amount of the underlying obligation. The obligation was recognized by a charge to earnings in 2002 due to the obligor’s bankruptcy filing and inability to meet the current obligation on the bonds without financial assistance from the company.

OTHER MATTERS

In 2001, the company issued a warrant for the purchase of 460,000 shares at $36.06 per share of the company’s common stock to a partner in the company’s e-commerce procurement venture. Any compensation realized by the holder through exercise of the warrant will offset royalties otherwise payable under a five-year cooperation and services agreement.

     The company’s operations are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental costs where such obligations are either known or considered probable, and can be reasonably estimated.

     The company believes, based upon present information available to it, that its reserves with respect to future environmental costs are adequate and such future costs will not have a material effect on the company’s consolidated financial position, results of operations or liquidity. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among potentially responsible parties, or a determination that the company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional expenditures, or the provision of additional reserves in expectation of such expenditures.

     In connection with the Massey spin-off, Massey retained all contingent liabilities related to its business, including environmental matters.

OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHICAL AREA

The company provides professional services on a global basis in the fields of engineering, procurement, construction and maintenance. In 2002, the company reorganized the alignment of its operations into five industry segments: Energy & Chemicals, Industrial & Infrastructure, Power, Global Services and Government Services. The Energy & Chemicals segment provides engineering, procurement, construction and project management to energy-related industries including upstream oil and gas production and processing in refinery, and petrochemical and chemical markets. The Industrial & Infrastructure segment provides engineering, procurement and construction for the manufacturing and life sciences, commercial and institutional, telecommunications, mining and transportation markets. The Power segment includes the company’s 50 percent proportional interest in Duke/Fluor Daniel and its 49 percent interest in the ICA Fluor Daniel joint venture. The Global Services segment includes operations and maintenance, equipment and temporary staffing services. The Government Services segment provides

FLUOR CORPORATION 2002 ANNUAL REPORT

project management services to the federal government primarily in environmental restoration at two former nuclear processing facilities for the Department of Energy.

     All segments except Global Services and Government Services provide design, engineering, procurement and construction services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources and energy clients. Services provided by these segments include: feasibility studies, conceptual design, detail engineering, procurement, project and construction management and construction.

     The Global Services segment provides a variety of services including: equipment services and outsourcing for construction and industrial needs; repair, renovation, replacement, predictive and preventative services to commercial and industrial facilities; and productivity consulting services and maintenance management to the manufacturing and process industries. In addition, Global Services provides temporary staffing specializing in technical, professional and administrative personnel for projects in all segments.

     The reportable segments follow the same accounting policies as those described in the summary of major accounting policies. Management evaluates a segment’s performance based upon operating profit. Intersegment revenues are insignificant. The company incurs costs and expenses and holds certain assets at the corporate level which relate to its business as a whole. Certain of these amounts have been charged to the company’s business segments by various methods, largely on the basis of usage.

     Engineering services for international projects are often performed within the United States or a country other than where the project is located. Revenues associated with these services have been classified within the geographic area where the work was performed.

OPERATING INFORMATION BY SEGMENT

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in millions)
External revenues
Energy & Chemicals	$3,633	$2,529	$3,251	$952
Industrial & Infrastructure	2,249	2,115	2,903	412
Power	2,164	2,476	1,325	—
Global Services	961	1,017	1,196	229
Government Services	952	813	722	180
Corporate and other	—	22	26	9

Total external revenue	$9,959	$8,972	$9,423	$1,782

Operating profit
Energy & Chemicals	$132	$110	$85	$19
Industrial & Infrastructure	52	97	115	7
Power	107	74	—	—
Global Services	93	50	63	13
Government Services	30	22	16	2

Total operating profit	$414	$353	$279	$41

Depreciation and amortization
Energy & Chemicals	$—	$1	$2	$—
Industrial & Infrastructure	—	2	2	—
Power	—	—	—	—
Global Services	40	35	42	7
Government Services	—	—	—	—
Corporate and other	38	34	38	7

Total depreciation and amortization	$78	$72	$84	$14

Total assets
Energy & Chemicals	$339	$383	$439	$363
Industrial & Infrastructure	461	380	490	502
Power	116	91	5	8
Global Services	318	395	378	375
Government Services	128	85	64	76
Corporate and other	1,730	1,599	1,022	962

Total assets	$3,092	$2,933	$2,398	$2,286

FLUOR CORPORATION 2002 ANNUAL REPORT

OPERATING INFORMATION BY SEGMENT (CONT’D)

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in millions)
Capital expenditures
Energy & Chemicals	$—	$—	$—	$—
Industrial & Infrastructure	—	—	—	—
Power	—	—	—	—
Global Services	46	60	38	6
Government Services	—	—	—	—
Corporate and other	17	88	118	24

Total capital expenditures	$63	$148	$156	$30

RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED AMOUNTS

	Year Ended			Two Months
				Ended
	December 31,	December 31,	October 31,	December 31,
	2002	2001	2000	2000

(in millions)
CONTINUING OPERATIONS
Total segment operating profit	$414	$353	$279	$41
Special (provision) benefit	—	—	(18)	—
Loss on sale of European consulting business	—	—	19	—
Corporate administrative and general expense	160	167	99	43
Interest expense, net	(7)	1	15	5

Earnings (loss) from continuing operations before taxes	$261	$185	$164	$(7)

	December 31,	December 31,
	2002	2001

(in millions)
TOTAL ASSETS
Total assets for reportable segments	$3,092	$2,933
Assets of discontinued operations	50	209

Total assets	$3,142	$3,142

ENTERPRISE-WIDE DISCLOSURES

	Revenues from Continuing Operations			Total Assets

	December 31,	December 31,	October 31,	December 31,	December 31,
	2002	2001	2000	2002	2001

(in millions)
United States*	$6,515	$6,323	$5,919	$1,923	$1,866
Canada	1,620	1,412	1,421	150	161
Asia Pacific (includes Australia)	226	287	783	160	194
Europe	810	423	668	450	255
Central and South America	546	379	481	344	397
Middle East and Africa	242	148	151	65	60
Assets of discontinued operations	—	—	—	50	209

	$9,959	$8,972	$9,423	$3,142	$3,142

*	Includes export revenues to unaffiliated customers of $0.8 billion and $0.1 billion in the years ended December 31, 2002 and 2001, respectively, and $0.4 billion in the year ended October 31, 2000.

FLUOR CORPORATION 2002 ANNUAL REPORT

MANAGEMENT’S AND INDEPENDENT AUDITORS’ REPORTS

Management

The company is responsible for preparation of the accompanying consolidated balance sheet and the related consolidated statements of earnings, cash flows and shareholders’ equity. These statements have been prepared in conformity with generally accepted accounting principles and management believes that they present fairly the company’s consolidated financial position and results of operations. The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year end, is the responsibility of management. To fulfill this responsibility, an internal control structure designed to protect the company’s assets and properly record transactions and events as they occur has been developed, placed in operation and maintained. The internal control structure is supported by an extensive program of internal audits and is tested and evaluated by the independent auditors in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit Committee of Directors who are not employees. The internal auditors and the independent auditors have full and free access to the Committee. Periodically, the Committee meets separately with the independent auditors and with internal audit without management present to discuss the results of their audits, the adequacy of the internal control structure and the quality of financial reporting.

/s/ Alan L. Boeckmann	/s/ D. Michael Steuert

Alan L. Boeckmann Chairman of the Board and Chief Executive Officer	D. Michael Steuert Senior Vice President and Chief Financial Officer

Report of Independent Auditors

Board of Directors and Shareholders
Fluor Corporation

We have audited the accompanying consolidated balance sheets of Fluor Corporation at December 31, 2002 and 2001, and the related consolidated statements of earnings, cash flows, and shareholders’ equity for each of the two years in the period ended December 31, 2002, the two months ended December 31, 2000 and the year ended October 31, 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, the two months ended December 31, 2000 and the year ended October 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Orange County, California
January 27, 2003

FLUOR CORPORATION 2002 ANNUAL REPORT

SHAREHOLDERS’ REFERENCE

Common Stock and Dividend
Information

At March 12, 2003, there were 81,183,981 shares outstanding and approximately 10,887 shareholders of record of Fluor’s common stock.

     The following table sets forth for the periods indicated the cash dividends paid per share of common stock and the high and low sales prices of such common stock as reported in the Consolidated Transactions Reporting System.

	Dividends	Price Range
	Per Share	High	Low

YEAR ENDED DECEMBER 31, 2002
First Quarter	$0.16	43.91	29.59
Second Quarter	0.16	44.57	35.46
Third Quarter	0.16	37.66	24.00
Fourth Quarter	0.16	28.42	20.94

	$0.64
YEAR ENDED DECEMBER 31, 2001
First Quarter	$0.16	46.84	31.82
Second Quarter	0.16	62.65	40.97
Third Quarter	0.16	45.49	35.30
Fourth Quarter	0.16	46.98	35.40

	$0.64

Form 10-K
A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request. Write to:

Senior Vice President-Law
Fluor Corporation
One Enterprise Drive
Aliso Viejo, California 92656
(949) 349-2000

Independent Auditors
Ernst & Young LLP
18111 Von Karman Avenue
Irvine, California 92612

Annual Shareholders’ Meeting
Annual report and proxy statement are mailed about April 1. Fluor’s annual meeting of shareholders will be held at 9:00 a.m. on May 7, 2003 at Soka University.
1 University Drive, Aliso Viejo, California

Registrar and Transfer Agent
Mellon Investor Services LLC
400 South Hope Street
Fourth Floor
Los Angeles, California 90071

and

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660

For change of address, lost dividends, or lost stock certificates, write or telephone:

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
Attn: Securityholder Relations
(877) 870-2366

Web page address:
www.melloninvestor.com

Duplicate Mailings
Shares owned by one person but held in different forms of the same name result in duplicate mailing of shareholder information at added expense to the company. Such duplication can be eliminated only at the direction of the shareholder. Please notify Mellon Investor Services in order to eliminate duplication.

FORWARD-LOOKING STATEMENTS
The information contained in this annual report contains forward-looking statements regarding projected earning levels for the calendar year 2003, market outlook, new awards, backlog levels, competition, and the adequacy of funds to service debt. These forward-looking statements reflect the company’s current analysis of existing information as of the date of this annual report. As a result, caution must be exercised in relying on forward-looking statements. Due to unknown risks, the company’s actual results may differ materially from our expectations or projections. The factors potentially contributing to such differences include, among others:

•	Changes in global business, economic, political and social conditions;

•	The company’s failure to receive anticipated new contract awards;

•	Customer cancellations of, or scope adjustments to, existing contracts including our government contracts that may be terminated at any time;

•	The cyclical nature of many of the markets we serve and their vulnerability to downturns;

•	Difficulties or delays incurred in the execution of construction contracts, including the performance by our joint venture partners, resulting in cost overruns or liabilities;

•	Customer delays or defaults in making payments;

•	Risks and impacts resulting from the reverse spin-off transaction consummated November 30, 2000 involving Massey Energy Company;

•	The impact of past and future environmental, health and safety regulations and lawsuits;

•	Competition in the global engineering, procurement and construction industry; and

•	The company’s ability to identify and successfully integrate acquisitions.

The forward-looking statements are also based on various operating assumptions regarding, among other things, overhead costs and employment levels that may not be realized. In addition, while most risks affect only future costs or revenues that the company anticipates it will receive, some risks may relate to accruals that have already been reflected in earnings. The company’s failure to receive payments of these accrued earnings could result in charges against future earnings.

Additional information concerning factors that may influence the company’s results can be found in its press releases and periodic filings with the Securities and Exchange Commission including the discussion under the heading “Item 1. Business-Other Matters-Company Business Risks” in the company’s 10-K filed March 25, 2003. These filings are available publicly and upon request from Fluor’s Investor Relations Department:(949) 349-3909. The company disclaims any intent or obligation to update its forward-looking statements.

Proxy Voting

Shareholders may vote their proxies 24  hours a day, 7 days a week. Please refer to your proxy card for control number and complete instructions. Shareholders outside the United States and Canada must vote via the Internet or by mail.

Shareholders of record may vote:

      (1) electronically via the Internet at www.eproxy.com/flr, or

      (2) by phone, 800-435-6710 within the United States, or

      (3) by mailing the completed, signed and dated proxy card.

In most cases, shares held with a bank or brokerage firm may vote:

      (1) electronically via the Internet at www.proxyvote.com

      (2) by phone, 800-454-8683, or

      (3) by mailing the completed, signed and dated proxy card.

Please see the instructions provided by your bank or brokerage firm for specific information on how to vote your shares.

Electronic Delivery of Annual Reports and Proxy Statements
Register for this new online service! For your convenience, we are now offering you, as a Fluor shareholder, the option of viewing future Fluor Annual Reports and Proxy Statements on the Internet. You can access them at your convenience and easily print them if you wish. The best part is that you would receive the information earlier than ever before. Please visit http://investor.fluor.com to register and learn more about this new cost-effective feature.

Stock Trading
Fluor’s stock is traded on the New York Stock Exchange. Common stock domestic trading symbol: FLR.

Company Contacts
Shareholders May Call
(888) 432-1745

Shareholder Services
Lawrence N. Fisher
(949) 349-6961

Investor Relations
Lila J. Churney
(949) 349-3909

[PHOTO]

Fluor’s investor relations activities are dedicated to providing investors with complete and timely information. All investor questions are welcome.

Web Site Address
www.fluor.com

Fluor is a registered service mark of Fluor Corporation. Fluor Global Services is a registered service mark of Fluor Corporation. TRS Staffing Solutions is a registered service mark of Fluor Corporation. UpFRONT is a service mark of Fluor Corporation. AMECO is a registered service mark of American Equipment Company. Site Services is a service mark of American Equipment Company. Fleet Outsourcing is a service mark of American Equipment Company.

FORTUNE is a registered trademark of the FORTUNE Magazine Division of Time Inc.